UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the quarter ended June 30, 2017

Commission File Number 001—32945

WNS (HOLDINGS) LIMITED

(WNS (Holdings) Limited)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

+91-22 - 4095 - 2100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

WNS (Holdings) Limited is incorporating by reference the information set forth in this Form 6-K into its registration statements on Form S-8 filed on July 31, 2006 (Registration No: 333-136168), Form S-8 filed on February 17, 2009 (File No. 333-157356), Form S-8 filed on September 15, 2011 (File No. 333-176849), Form S-8 filed on September 27, 2013 (File No. 333-191416), and Form S-8 filed on October 11, 2016 (File No. 333-214042).

CONVENTIONS USED IN THIS REPORT

In this report, references to “US” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “China” are to the People’s Republic of China. References to “South Africa” are to the Republic of South Africa. References to “$” or “dollars” or “US dollars” are to the legal currency of the US, references to “ ₹ ” or “rupees” or “Indian rupees” are to the legal currency of India, references to “pound sterling” or “£” are to the legal currency of the UK, references to “pence” are to the legal currency of Jersey, Channel Islands, references to “Euro” are to the legal currency of the European Monetary Union, references to “South African rand” or “R” or “ZAR” are to the legal currency of South Africa, references to “A$” or “AUD” or “Australian dollars” are to the legal currency of Australia, references to “RMB” are to the legal currency of China, references to “LKR” or “Sri Lankan rupees” are to the legal currency of Sri Lanka and references to “PHP” or “Philippine Peso” are to the legal currency of Philippines. Our financial statements are presented in US dollars and prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), as in effect as at June 30, 2017. To the extent the IASB issues any amendments or any new standards subsequent to June 30, 2017, there may be differences between IFRS applied to prepare the financial statements included in this report and those that will be applied in our annual financial statements for the year ending March 31, 2018. Unless otherwise indicated, the financial information in this interim report on Form 6-K has been prepared in accordance with IFRS, as issued by the IASB. Unless otherwise indicated, references to “GAAP” in this report are to IFRS, as issued by the IASB. References to “our ADSs” in this report are to our American Depositary Shares, each representing one of our ordinary shares.

References to a particular “fiscal year” are to our fiscal year ended March 31 of that calendar year, which is also referred to as “fiscal”. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

In this report, unless otherwise specified or the context requires, the term “WNS” refers to WNS (Holdings) Limited, a public company incorporated under the laws of Jersey, Channel Islands, and the terms “our company,” “the Company,” “we,” “our” and “us” refer to WNS (Holdings) Limited and its subsidiaries.

In this report, references to the “Commission” or the “SEC” are to the United States Securities and Exchange Commission.

We also refer in various places within this report to “revenue less repair payments,” which is a non-GAAP financial measure that is calculated as (a) revenue less (b) in our auto claims business, payments to repair centers for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients. This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, tax assessment orders and future capital expenditures. We caution you that reliance on any forward-looking statement inherently involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These risks and uncertainties include but are not limited to:

•	worldwide economic and business conditions;

•	political or economic instability in the jurisdictions where we have operations;

•	our dependence on a limited number of clients in a limited number of industries;

•	regulatory, legislative and judicial developments;

•	increasing competition in the business process management industry;

•	technological innovation;

•	telecommunications or technology disruptions;

•	our ability to attract and retain clients;

•	our liability arising from fraud or unauthorized disclosure of sensitive or confidential client and customer data;

•	negative public reaction in the US or the UK to offshore outsourcing;

•	our ability to expand our business or effectively manage growth;

•	our ability to hire and retain enough sufficiently trained employees to support our operations;

•	the effects of our different pricing strategies or those of our competitors;

•	our ability to successfully consummate, integrate and achieve accretive benefits from our strategic acquisitions, and to successfully grow our revenue and expand our service offerings and market share;

•	future regulatory actions and conditions in our operating areas; and

•	volatility of our ADS price.

These and other factors are more fully discussed in our other filings with the SEC, including in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in our annual report on Form 20-F for our fiscal year ended March 31, 2017. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

Part I- FINANCIAL INFORMATION

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands, except share and per share data)

	Notes	As at June 30, 2017	As at March 31, 2017
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	5	$105,102	$69,803
Investments	6	88,985	111,992
Trade receivables, net	7	62,727	60,423
Unbilled revenue		54,819	48,915
Funds held for clients		8,943	9,135
Derivative assets	13	26,898	35,401
Prepayments and other current assets	8	30,367	27,385

Total current assets		377,841	363,054
Non-current assets:
Goodwill	9	135,024	134,008
Intangible assets	10	94,086	96,624
Property and equipment	11	58,004	54,796
Derivative assets	13	3,790	6,581
Deferred tax assets		19,712	16,687
Investments	6	439	429
Other non-current assets	8	32,184	31,944

Total non-current assets		343,239	341,069

TOTAL ASSETS		$721,080	$704,123

LIABILITIES AND EQUITY
Current liabilities:
Trade payables		$18,372	$14,239
Provisions and accrued expenses	15	29,486	27,217
Derivative liabilities	13	5,224	3,947
Pension and other employee obligations	14	39,637	52,933
Current portion of long term debt	12	27,645	27,613
Deferred revenue	16	4,649	5,478
Current taxes payable		1,950	1,322
Other liabilities	17	16,006	16,015

Total current liabilities		142,969	148,764
Non-current liabilities:
Derivative liabilities	13	1,191	836
Pension and other employee obligations	14	12,001	10,680
Long term debt	12	89,230	89,130
Deferred revenue	16	534	378
Other non-current liabilities	17	17,070	18,469
Deferred tax liabilities		20,302	20,800

Total non-current liabilities		140,328	140,293

TOTAL LIABILITIES		$283,297	$289,057

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 53,848,955 shares and 53,312,559 shares; each as at June 30, 2017 and March 31, 2017, respectively)	18	8,402	8,333
Share premium		346,254	338,284
Retained earnings		294,684	277,988
Other components of equity		(116,872)	(114,854)

Total shareholders’ equity, including shares held in treasury		532,468	509,751

Less: 3,300,000 shares as at June 30, 2017 and March 31, 2017, held in treasury, at cost	18	(94,685)	(94,685)

Total shareholders’ equity		437,783	415,066

TOTAL LIABILITIES AND EQUITY		$721,080	$704,123

See accompanying notes.

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except share and per share data)

		Three months ended June 30,
	Notes	2017	2016
		(Unaudited)
Revenue		$180,123	$147,980
Cost of revenue	19	124,747	98,684

Gross profit		55,376	49,296
Operating expenses:
Selling and marketing expenses	19	9,025	7,698
General and administrative expenses	19	27,484	20,863
Foreign exchange gain, net		(4,812)	(130)
Amortization of intangible assets		3,923	6,325

Operating profit		19,756	14,540
Other income, net	21	(2,779)	(2,329)
Finance expense	20	1,092	68

Profit before income taxes		21,443	16,801
Provision for income taxes	23	4,747	4,639

Profit		$16,696	$12,162

Earnings per ordinary share	24

Basic		$0.33	$0.24

Diluted		$0.32	$0.23

See accompanying notes.

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands)

	Three months ended June 30,
	2017	2016
Profit	$16,696	$12,162
Other comprehensive loss, net of taxes
Items that will not be reclassified to profit or loss:
Pension adjustment	(832)	(2,833)
Items that will be reclassified subsequently to profit or loss:
Changes in fair value of investment in mutual funds	(2)	—
Changes in fair value of cash flow hedges:
Current period (loss)/gain	(1,162)	10,786
Reclassification to profit/(loss)	(8,769)	(3,729)
Foreign currency translation	5,621	(15,912)
Income tax (provision)/benefit relating to above	3,126	(2,208)

	$(1,186)	$(11,063)

Total other comprehensive loss, net of taxes	$(2,018)	$(13,896)

Total comprehensive income/(loss)	$14,678	$(1,734)

See accompanying notes.

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

					Other components of equity
					Foreign
					currency	Cash flow				Total
	Share capital		Share	Retained	translation	hedging	Pension	Treasury shares		shareholders’
	Number	Par value	premium	earnings	reserve	reserve	adjustments	Number	Amount	equity

Balance as at April 1, 2016	52,406,304	$8,211	$306,874	$240,225	$(124,357)	$5,928	$1,769	1,100,000	$(30,461)	$408,189

Shares issued for exercised options and RSUs (Refer Note 22)	260,785	37	602	—	—	—	—	—	—	639

Purchase of treasury shares (Refer Note 18)	—	—		—	—	—	—	750,000	(22,931)	(22,931)

Share-based compensation expense (Refer Note 22)	—	—	5,386	—	—	—	—	—	—	5,386

Excess tax benefits relating to share-based options and RSUs	—	—	(439)	—	—	—	—	—	—	(439)

Transactions with owners	260,785	37	5,549	—	—	—	—	750,000	(22,931)	(17,345)

Profit	—	—	—	12,162	—	—	—	—	—	12,162

Other comprehensive income/(loss), net of taxes	—	—	—	—	(15,912)	4,849	(2,833)	—	—	(13,896)

Total comprehensive income/(loss) for the period	—	—	—	12,162	(15,912)	4,849	(2,833)	—	—	(1,734)

Balance as at June 30, 2016	52,667,089	$8,248	$312,423	$252,387	$(140,269)	$10,777	$(1,064)	1,850,000	$(53,392)	$389,110

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

					Other components of equity
	Share capital		Share	Retained	Foreign currency translation	Cash flow hedging	Investment in mutual funds fair value adjustments	Pension	Treasury shares		Total shareholders’
	Number	Par value	premium	earnings	reserve	reserve		adjustments	Number	Amount	equity

Balance as at April 1, 2017	53,312,559	$8,333	$338,284	$277,988	$(132,174)	$17,348	7	$(35)	3,300,000	$(94,685)	$415,066

Shares issued for exercised options and RSUs (Refer Note 22)	536,396	69	1,239	—	—	—	—	—	—	—	1,308

Share-based compensation expense (Refer Note 22)	—	—	6,362	—	—	—	—	—	—	—	6,362

Purchase of equity from non-controlling interest	—	—	(52)	—	—	—	—	—	—	—	(52)

Excess tax benefits relating to share-based options and RSUs	—	—	421	—	—	—	—	—	—	—	421

Transactions with owners	536,396	69	7,970	—	—	—	—	—	—	—	8,039

Profit	—	—	—	16,696	—	—	—	—	—	—	16,696

Other comprehensive income/(loss), net of taxes	—	—	—	—	5,621	(6,805)	(2)	(832)	—	—	(2,018)

Total comprehensive income/(loss) for the period	—	—	—	16,696	5,621	(6,805)	(2)	(832)	—	—	14,678

Balance as at June 30, 2017	53,848,955	$8,402	$346,254	$294,684	$(126,553)	$10,543	$5	$(867)	3,300,000	$(94,685)	$437,783

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Notes		Three months ended June 30,
			2017	2016
Cash flows from operating activities:
Cash generated from operations			$19,468	$20,688
Income taxes paid			(4,894)	(3,155)
Interest paid			(880)	(31)
Interest received			398	180

Net cash provided by operating activities			14,092	17,682

Cash flows from investing activities:
Acquisition of Value Edge, net of cash acquired	4	(c)	—	(11,956)
Restricted cash, held in escrow	4	(c)	—	(5,112)
Purchase of property and equipment and intangible assets			(7,276)	(5,174)
Deferred consideration paid towards acquisition of Denali	4	(b)	(522)	—
Proceeds from restricted cash held in escrow			239	—
Government grant received			168	—
Proceeds from sale of property and equipment			25	29
Dividends received			873	1,322
Marketable securities sold/(purchased), net			23,507	48,824

Net cash provided by investing activities			17,014	27,933

Cash flows from financing activities:
Buyback of shares			—	(22,931)
Proceeds from exercise of stock options			1,308	639
Excess tax benefit from share-based compensation expense			130	191
Purchase of equity of non-controlling interest			(52)	—
Payment of debt issuance cost			(298)	—

Net cash provided by/(used) in financing activities			1,088	(22,101)

Exchange difference on cash and cash equivalents			3,105	(954)
Net change in cash and cash equivalents			35,299	22,560
Cash and cash equivalents at the beginning of the period			69,803	41,854

Cash and cash equivalents at the end of the period			$105,102	$64,414

Non-cash transactions:
Investing activities
(i) Liability towards property and equipment and intangible assets purchased on credit			$6,354	$3,376

See accompanying notes.

Reconciliation of liabilities arising from financing activities

		Cash flows	Non-cash changes
	Opening balance April 1, 2017		Amortization of debt issuance cost	Closing balance June 30, 2017
Long term debt (including current portion)	$116,743	$—	$132	$116,875

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1.	Company overview

WNS (Holdings) Limited (“WNS Holdings”), along with its subsidiaries (collectively, “the Company”), is a global business process management (“BPM”) company with client service offices in Australia, Dubai (United Arab Emirates), London (UK), New Jersey (US), Switzerland, Germany and Singapore and delivery centers in the People’s Republic of China (“China”), Costa Rica, India, the Philippines, Poland, Romania, Republic of South Africa (“South Africa”), Sri Lanka, Turkey, the United Kingdom (“UK”) and the United States (“US”). The Company’s clients are primarily in the insurance; travel and leisure; diversified businesses including manufacturing, retail, consumer packaged goods (“CPG”), media and entertainment and telecommunications; utilities; consulting and professional services; banking and financial services; healthcare; and shipping and logistics industries. During the year ended March 31, 2017, the Company completed certain acquisitions (Refer Note 4).

WNS Holdings is incorporated in Jersey, Channel Islands and maintains a registered office in Jersey at 22, Grenville Street, St Helier, Jersey JE4 8PX.

These unaudited condensed interim consolidated financial statements were authorized for issue by the Board of Directors on July 28, 2017.

2.	Summary of significant accounting policies

Basis of preparation

These condensed interim consolidated financial statements are prepared in compliance with International Accounting Standard (IAS) 34, “ Interim financial reporting” as issued by IASB. They do not include all of the information required in annual financial statements in accordance with IFRS, as issued by IASB and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2017.

The accounting policies applied are consistent with the policies that were applied for the preparation of the consolidated financial statements for the year ended March 31, 2017.

3.	New accounting pronouncements not yet adopted by the Company

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after April 1, 2017 or later periods. Those which are considered to be relevant to the Company’s operations are set out below.

i.	In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” (IFRS 15). This standard provides a single, principle-based five-step model to be applied to all contracts with customers. Guidance is provided on topics such as the point at which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various other related matters. IFRS 15 also introduced new disclosure requirements with respect to revenue.

The five steps in the model under IFRS 15 are: (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contracts; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 replaces the following standards and interpretations:

•	IAS 11 “Construction Contracts”

•	IAS 18 “Revenue”

•	IFRIC 13 “Customer Loyalty Programmes”

•	IFRIC 15 “Agreements for the Construction of Real Estate”

•	IFRIC 18 “Transfers of Assets from Customers”

•	SIC-31 “Revenue - Barter Transactions Involving Advertising Services”

When first applying IFRS 15, it should be applied in full for the current period, including retrospective application to all contracts that were not yet complete at the beginning of that period. In respect of prior periods, the transition guidance allows an option to either:

•	apply IFRS 15 in full to prior periods (with certain limited practical expedients being available); or

•	retain prior period figures as reported under the previous standards, recognizing the cumulative effect of applying IFRS 15 as an adjustment to the opening balance of equity as at the date of initial application (beginning of current reporting period).

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

In April 2016, the IASB issued amendments to IFRS 15, clarifying some requirements and providing additional transitional relief for companies. The amendments do not change the underlying principles of IFRS 15 but clarify how those principles should be applied. The amendments clarify how to:

•	identify a performance obligation (the promise to transfer a good or a service to a customer) in a contract;

•	determine whether a company is a principal (the provider of a good or service) or an agent (responsible for arranging for the good or service to be provided); and

•	determine whether the revenue from granting a license should be recognized at a point in time or over time.

In addition to the clarifications, the amendments include two additional reliefs to reduce cost and complexity for a company when it first applies IFRS 15. The amendments have the same effective date as IFRS 15.

IFRS 15 is effective for fiscal years beginning on or after January 1, 2018. Earlier application is permitted. The Company expects to apply this standard retrospectively with the cumulative effect of initially applying this standard recognized at April 1, 2018 (i.e. the date of initial application in accordance with this standard). Further, the Company is currently evaluating the impact that this new standard will have on its consolidated financial statements.

ii.	In July 2014, the IASB finalized and issued IFRS 9 – “Financial Instruments” (“IFRS 9”). IFRS 9 replaces IAS 39 “Financial instruments: recognition and measurement”, the previous Standard which dealt with the recognition and measurement of financial instruments in its entirety upon former’s effective date.

Key requirements of IFRS 9:

Replaces IAS 39’s measurement categories with the following three categories:

•	fair value through profit or loss (“ FVTPL ”)

•	fair value through other comprehensive income (“ FVTOCI ”)

•	amortized cost

Eliminates the requirement for separation of embedded derivatives from hybrid financial assets, the classification requirements to be applied to the hybrid financial asset in its entirety.

Requires an entity to present the amount of change in fair value due to change in entity’s own credit risk in other comprehensive income.

Introduces new impairment model, under which the “expected” credit loss are required to be recognized as compared to the existing “incurred” credit loss model of IAS 39.

Fundamental changes in hedge accounting by introduction of new general hedge accounting model which:

•	increases the eligibility of hedged item and hedging instruments; and

•	introduces a more principles–based approach to assess hedge effectiveness.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

Earlier application is permitted provided that all the requirements in the Standard are applied at the same time with two exceptions:

(1) The requirement to present changes in the fair value of a liability due to changes in own credit risk may be applied early in isolation; and

(2) Entity may choose as its accounting policy choice to continue to apply hedge accounting requirements of IAS 39 instead of new general hedge accounting model as provided in IFRS 9.

The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

iii.	In January 2016, the IASB has issued IFRS 16 – “Leases” (“IFRS 16”). Key changes in IFRS 16 include:

•	eliminates the requirement to classify a lease as either operating or finance lease in the books of lessee;

•	introduces a single lessee accounting model, which requires lessee to recognize assets and liabilities for all leases, initially measured at the present value of unavoidable future lease payment. Entity may elect not to apply this accounting requirement to short term leases and leases for which underlying asset is of low value;

•	replaces the straight-line operating lease expense model with a depreciation charge for the lease asset (included within operating costs) and an interest expense on the lease liability (included within finance costs);

•	requires lessee to classify cash payments for principal and interest portion of lease arrangement within financing activities and financing/operating activities respectively in the cash flow statements; and

•	requires entities to determine whether a contract conveys the right to control the use of an identified asset for a period of time to assess whether that contract is, or contains, a lease.

IFRS 16 replaces IAS 17 – “Leases” and related interpretations viz. IFRIC 4 – “Determining whether an Arrangement contains a Lease”; SIC-15 – “Operating Leases—Incentives”; and SIC-27 – “Evaluating the Substance of Transactions Involving the Legal Form of a Lease”.

IFRS 16 substantially carries forward lessor accounting requirements in IAS 17 –“Leases”. Disclosures, however, have been enhanced.

IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. Early application is permitted for entities that apply IFRS 15 – “Revenue from Contracts with Customers” at or before the date of initial application of IFRS 16.

A lessee shall apply IFRS 16 either retrospectively to each prior reporting period presented or record a cumulative effect of initial application of IFRS 16 as an adjustment to opening balance of equity at the date of initial application.

The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

iv.	In June 2016, the IASB issued amendments in IFRS 2 – “Share-based Payment” to clarify the following:

•	the accounting for cash-settled share-based payment transactions that include a performance condition should follow the same approach as for equity-settled share-based payment;

•	the classification of share-based payment transactions with net settlement features for withholding tax obligations should be classified as equity-settled in its entirety, provided the share-based payment would have been classified as equity-settled had it not included the net settlement feature; and

•	modifications of a share-based payment that changes the transaction from cash-settled to equity-settled to be accounted for as follows:

i.	the original liability is derecognized;

ii.	the equity-settled share based payment is recognized at the modification date fair value of the equity instrument granted to the extent that services have been rendered up to the modification date; and

iii.	any difference between the carrying amount of the liability at the modification date and the amount recognized in equity should be recognized in the statement of income immediately.

The above amendments are effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The amendments are to be applied prospectively. However, if an entity applies the amendments retrospectively, it must do so for all of the amendments described above.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

v.	In December 2016, the IFRS Interpretations Committee (‘IFRIC’) issued amendments to IFRIC 22 – “Foreign Currency Transactions and Advance Consideration” to clarify the exchange rate to use for translation when payments are made or received in advance of the related asset, expense or income (or part of it) in foreign currency.

The exchange rate in this case will be the rate prevalent on the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration.

IFRIC 22 is effective for annual reporting periods beginning on or after January 1, 2018. Earlier application is permitted.

On initial application, entities have the choice to apply the Interpretation either retrospectively or, alternatively, prospectively to all assets, expenses and income in the scope of the Interpretation initially recognized on or after:

•	the beginning of the reporting period in which the entity first applies the Interpretation; or

•	the beginning of a prior reporting period presented as comparative information in the financial statements of the reporting period in which the entity first applies the Interpretation.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

vi.	In June 2017, the IFRIC issued IFRIC 23 – “Uncertainty over Income Tax Treatments” to clarify the accounting for uncertainties in income taxes, by specifically addressing the following:

•	the determination of whether to consider each uncertain tax treatment separately or together with one or more uncertain tax treatments;

•	the assumptions an entity makes about the examination of tax treatments by taxations authorities;

•	the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates where there is an uncertainty regarding the treatment of an item; and

•	the reassessment of judgements and estimates if facts and circumstances change.

IFRIC 23 is effective for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted.

On initial application, the requirements are to be applied by recognizing the cumulative effect of initially applying them in retained earnings, or in other appropriate components of equity, at the start of the reporting period in which an entity first applies them, without adjusting comparative information. Full retrospective application is permitted, if an entity can do so without using hindsight.

The Company is currently evaluating the impact of this pronouncement on its consolidated financial statements.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

4.	Business Combinations

a)	HealthHelp

On March 15, 2017 (“Acquisition date”), the Company acquired all ownership interests of MTS HealthHelp Inc. and its subsidiaries (“HealthHelp”), which provides benefits management across several specialty healthcare areas, including radiology, cardiology, oncology, sleep care, orthopedics, and pain management, for a total consideration of $68,337, subject to adjustments for cash and working capital, including a contingent consideration of $8,545, payable over a period of two years linked to revenue targets and continuation of an identified client contract. The fair value of the contingent consideration liability was estimated using level 3 inputs which included an assumption for discount rate of 2.5%. The potential undiscounted amount of all future payments that the Company could be required to make under the contingent consideration arrangement is between $0 and $8,876.

The Company has funded the acquisition primarily with a five year secured term loan. The Company is expected to leverage HealthHelp’s capability in care management to address the needs of payor, provider and insurance organizations.

The Company has incurred acquisition related costs of $1,809, which have been included in “General and administrative expenses” in the consolidated statement of income for the year ended March 31, 2017.

The purchase price has been allocated on a provisional basis, as set out below, to the assets acquired and liabilities assumed in the business combination.

Amount
Cash	$3,119
Trade receivables	4,910
Unbilled revenue	1,854
Prepayments and other current assets	1,070
Property and equipment	4,612
Intangible assets
- Software	1,274
- Customer contracts	4,537
- Customer relationships	49,584
- Service mark	400
- Covenant not-to-compete	4,693
- Technology	4,852
Non-current assets	96
Term loan	(29,249)
Current liabilities	(2,688)
Non-current liabilities	(1,423)
Deferred tax liability	(18,146)

Net assets acquired	$29,495
Less: Purchase consideration	68,337

Goodwill on acquisition	$38,842

Goodwill of $14,643 arising from this acquisition is expected to be deductible for tax purposes. Goodwill is attributable mainly to expected synergies and assembled workforce arising from the acquisition.

The purchase consideration has been allocated on a provisional basis based on management’s estimates. The Company is in the process of making a final determination of the fair value of assets and liabilities. Finalization of the purchase price allocation may result in certain adjustments to the above allocation and revision of amounts recorded as of June 30, 2017 to reflect the final valuation of assets acquired or liabilities assumed.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

b)	Denali Sourcing Services Inc.

On January 20, 2017 (“Acquisition Date”), the Company acquired all outstanding shares of Denali Sourcing Services Inc. (“Denali”), a provider of strategic procurement BPM solutions for a purchase consideration of $39,635 (including the contingent consideration of $6,277, dependent on the achievement of revenue targets over a period of three years and deferred consideration of $522 payable in first quarter of fiscal 2018), subject to adjustments for cash and working capital. The fair value of the contingent consideration liability was estimated using level 3 inputs which included an assumption for discount rate of 2.5%. The potential undiscounted amount of all future payments that the Company could be required to make under the contingent consideration arrangement is between $0 and $6,578. The payment was funded through a three year secured term loan.

During the quarter ended June 30, 2017, the Company made the payment of $522 towards deferred consideration.

Denali delivers global sourcing and procurement services to high-tech, retail and CPG, banking and financial services, utilities, and healthcare verticals. The acquisition of Denali is expected to add a strategic procurement capability to the Company’s existing Finance and Accounting services and enables the Company to offer procurement solutions to its clients.

The Company has incurred acquisition related costs of $502, which have been included in “General and administrative expenses” in the consolidated statement of income for the year ended March 31, 2017.

The purchase price has been allocated on a provisional basis, as set out below, to the assets acquired and liabilities assumed in the business combination.

Amount
Cash	$1,204
Trade receivables	3,093
Unbilled revenue	1,256
Prepayments and other current assets	95
Property and equipment	53
Deferred tax asset	18
Intangible assets
- Software	3
- Customer contracts	3,025
- Customer relationships	8,000
- Trade name	545
- Covenant not-to-compete	1,718
Non-current assets	27
Current liabilities	(3,848)
Short-term line of credit	(475)
Non-current liabilities	(343)
Deferred tax liability	(5,020)

Net assets acquired	$9,351
Less: Purchase consideration	39,635

Goodwill on acquisition	$30,284

Goodwill arising from this acquisition is not expected to be deductible for tax purposes. Goodwill is attributable mainly to expected synergies and assembled workforce arising from the acquisition.

The purchase consideration has been allocated on a provisional basis based on management’s estimates. The Company is in the process of making a final determination of the fair value of assets and liabilities. Finalization of the purchase price allocation may result in certain adjustments to the above allocation and revision of amounts recorded as of June 30, 2017 to reflect the final valuation of assets acquired or liabilities assumed.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

c)	Value Edge

On June 14, 2016 (“Acquisition Date”), the Company acquired all outstanding equity shares of Value Edge Research Services Private Limited (“Value Edge”) which provides business research and analytics reports and databases across the domains of pharmaceutical, biotech and medical devices, for a total consideration of $18,265 including working capital adjustments of $765 and contingent consideration of $5,112 (held in escrow), subject to compliance with certain conditions, payable over a period of three years. The acquisition is expected to deepen the Company’s domain and specialized analytical capabilities in the growing pharma market, and provide the Company with a technology asset, which is leverageable across clients and industries.

During the quarter ended June 30, 2017, the Company paid an amount of $1,693 towards contingent consideration to the sellers.

The Company has incurred acquisition related costs of $24, which have been included in “General and administrative expenses” in the consolidated statement of income for the year ended March 31, 2017.

The purchase price has been allocated, as set out below, to the assets acquired and liabilities assumed in the business combination.

Amount
Cash	$432
Trade receivables	370
Unbilled revenue	706
Investments	87
Prepayments and other current assets	99
Property and equipment	78
Deferred tax asset	49
Intangible assets
- Software	10
- Customer contracts	701
- Customer relationships	1,894
- Trade name	104
- Covenant not-to-compete	2,655
- Technology	1,238
Non-current assets	74
Current liabilities	(1,236)
Non-current liabilities	(126)
Deferred tax liability	(2,281)

Net assets acquired	$4,854
Less: Purchase consideration	18,265

Goodwill on acquisition	$13,411

Goodwill arising from this acquisition is not expected to be deductible for tax purposes. Goodwill is attributable mainly to expected synergies and assembled workforce arising from the acquisition.

During the year ended March 31, 2017, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition. Corresponding changes to the comparatives for the three months ended June 30, 2016 have not been made, as the impact of the change on finalization of purchase price allocation is not material to the Company’s statement of financial position or statement of income.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

5.	Cash and cash equivalents

The Company considers all highly liquid investments with an initial maturity of up to three months to be cash equivalents. Cash and cash equivalents consist of the following:

	As at
	June 30, 2017	March 31, 2017
Cash and bank balances	$52,441	$46,110
Short term deposits with banks	52,661	23,693

Total	$105,102	$69,803

Short term deposits can be withdrawn by the Company at any time without prior notice and are readily convertible into known amounts of cash with an insignificant risk of changes in value.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

6.	Investments

Investments consist of the following:

	As at
	June 30, 2017	March 31, 2017
Investments in marketable securities and mutual funds(1)	$64,550	$87,652
Investments in fixed maturity plans (“FMPs”)	98	96
Investment in fixed deposits	24,776	24,673

Total	$89,424	$112,421

Note:

(1)	Marketable securities represent short term investments made principally for the purpose of earning dividend income.

	As at
	June 30, 2017	March 31, 2017
Current investments	$88,985	$111,992
Non-current investment	439	429

Total	$89,424	$112,421

7.	Trade receivables, net

Trade receivables consist of the following:

	As at
	June 30, 2017	March 31, 2017
Trade receivables	$64,415	$62,136
Less: Allowances for doubtful accounts receivable	(1,688)	(1,713)

Total	$62,727	$60,423

The movement in the allowances for doubtful accounts receivable is as follows:

	Three months ended June 30,
	2017	2016
Balance at the beginning of the period	$1,713	$4,446
Charged to operations	203	332
Write-offs, net of collections	(118)	(2,454)
Reversals	(159)	(208)
Translation adjustment	49	(113)

Balance at the end of the period	$1,688	$2,003

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

8.	Prepayment and other assets

Prepayment and other assets consist of the following:

	As at
	June 30, 2017	March 31, 2017
Current:
Service tax and other tax receivables	$7,607	$8,029
Deferred transition cost	425	423
Employee receivables	1,157	1,215
Advances to suppliers	1,656	2,087
Prepaid expenses	12,388	8,819
Restricted cash, held in escrow (Refer Note 4 (c))	1,535	1,611
Others assets	5,599	5,201

Total	$30,367	$27,385

Non-current:
Deposits	$7,935	$7,569
Income tax assets	11,053	10,202
Service tax and other tax receivables	7,127	6,236
Deferred transition cost	468	365
Restricted cash, held in escrow (Refer Note 4 (c))	1,535	3,222
Others assets	4,066	4,350

Total	$32,184	$31,944

9.	Goodwill

	As at
	June 30, 2017	March 31, 2017
Gross carrying amount	$157,550	$155,681
Accumulated impairment of goodwill	(22,526)	(21,673)

Total	$135,024	$134,008

The movement in goodwill balance by reportable segment as at June 30, 2017 and March 31, 2017 is as follows:

Gross carrying amount

		WNS
	WNS	Auto
	Global BPM	Claims BPM	Total
Balance as at April 1, 2016	$46,503	$29,739	$76,242
Goodwill arising on acquisitions (Refer Note 4(a), 4(b) & 4(c))	82,127	—	82,127
Foreign currency translation adjustment	1,248	(3,936)	(2,688)

Balance as at March 31, 2017	$129,878	$25,803	$155,681

Goodwill arising on acquisitions (Refer Note 4(b))	410	—	410
Foreign currency translation adjustment	443	1,016	1,459

Balance as at June 30, 2017	$130,731	$26,819	$157,550

Accumulated impairment losses

		WNS
	WNS	Auto
	Global BPM	Claims BPM	Total
Balance as at April 1, 2016	$—	$—	$—
Impairment of goodwill recognized during the year	—	21,673	21,673

Balance as at March 31, 2017	$—	$21,673	$21,673
Foreign currency translation adjustment	—	853	853

Balance as at June 30, 2017	$—	$22,526	$22,526

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

10.	Intangible assets

The changes in the carrying value of intangible assets for the year ended March 31, 2017 are as follows:

Gross carrying value	Customer contracts	Customer relationships	Intellectual property rights	Trade names	Technology	Leasehold benefits	Covenant not-to- compete	Service mark	Software	Total
Balance as at April 1, 2016	$156,786	$63,147	$4,450	$—	$—	$1,835	$326	—	$19,760	$246,304
Additions	—	—	—	—	—	—	—	—	4,611	4,611
On acquisition (Refer Note (4(a),(b),(c))	8,263	59,478	—	649	6,090	—	9,066	400	1,287	85,233
Translation adjustments	1,952	(703)	(589)	4	41	—	59	—	(72)	692

Balance as at March 31, 2017	$167,001	$121,922	$3,861	$653	$6,131	$1,835	$9,451	$400	$25,586	$336,840

Accumulated amortization
Balance as at April 1, 2016	$145,483	$58,992	$4,450	$—	$—	$1,835	$326	$—	$8,101	$219,187
Amortization	10,653	4,016	—	78	167	—	650	—	4,975	20,539
Translation adjustments	1,840	(833)	(589)	2	5	—	(12)	—	77	490

Balance as at March 31, 2017	$157,976	$62,175	$3,861	$80	$172	$1,835	$964	$—	$13,153	$240,216

Net carrying value as at March 31, 2017	$9,025	$59,747	$—	$573	$5,959	$—	$8,487	$400	$12,433	$96,624

The changes in the carrying value of intangible assets for the three months ended June 30, 2017 are as follows:

Gross carrying value	Customer contracts	Customer relationships	Intellectual property rights	Trade names	Technology	Leasehold benefits	Covenant not-to- compete	Service mark	Software	Total
Balance as at April 1, 2017	$167,001	$121,922	$3,861	$653	$6,131	$1,835	$9,451	400	$25,586	$336,840
Additions	—	—	—	—	—	—	—	—	1,193	1,193
Translation adjustments	397	320	152	1	6	—	19	—	229	1,124

Balance as at June 30, 2017	$167,398	$122,242	$4,013	$654	$6,137	$1,835	$9,470	$400	$27,008	$339,157

Accumulated amortization
Balance as at April 1, 2017	$157,976	$62,175	$3,861	$80	$172	$1,835	$964	$—	$13,153	$240,216
Amortization	693	924	—	59	198	—	589	—	1,460	3,923
Translation adjustments	368	300	152	—	—	—	10	—	102	932

Balance as at June 30, 2017	$159,037	$63,399	$4,013	$139	$370	$1,835	$1,563	$—	$14,715	$245,071

Net carrying value as at June 30, 2017	$8,361	$58,843	$—	$515	$5,767	$—	$7,907	$400	$12,293	$94,086

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

11.	Property and equipment

The changes in the carrying value of property and equipment for the year ended March 31, 2017 are as follows:

Gross carrying value	Buildings	Computers and software	Furniture, fixtures and office equipment	Vehicles	Leasehold improvements	Total
Balance as at April 1, 2016	$10,150	$69,203	$60,860	$459	$52,589	$193,261
Additions	—	4,411	7,455	135	8,105	20,106
On acquisition (Refer Note 4(a),(b),(c))	—	1,014	1,895	14	1,820	4,743
Disposals/retirements	—	(3,407)	(1,619)	(33)	(1,723)	(6,782)
Translation adjustments	96	(1,350)	286	12	201	(755)

Balance as at March 31, 2017	$10,246	$69,871	$68,877	$587	$60,992	$210,573

Accumulated depreciation
Balance as at April 1, 2016	$3,661	$58,768	$47,375	$347	$36,874	$147,025
Depreciation	505	5,742	5,126	92	5,438	16,903
Disposals/retirements	—	(3,327)	(1,241)	(20)	(1,354)	(5,942)
Translation adjustments	42	(1,372)	171	10	222	(927)

Balance as at March 31, 2017	$4,208	$59,811	$51,431	$429	$41,180	$157,059

Capital work-in-progress						1,282

Net carrying value as at March 31, 2017						$54,796

The changes in the carrying value of property and equipment for the three months ended June 30, 2017 are as follows:

Gross carrying value	Buildings	Computers and software	Furniture, fixtures and office equipment	Vehicles	Leasehold improvements	Total
Balance as at April 1, 2017	$10,246	$69,871	$68,877	$587	$60,992	$210,573
Additions	—	841	1,863	75	1,956	4,735
Disposals/retirements	—	(66)	(209)	(23)	(985)	(1,283)
Translation adjustments	19	845	442	4	370	1,680

Balance as at June 30, 2017	$10,265	$71,491	$70,973	$643	$62,333	$215,705

Accumulated depreciation
Balance as at April 1, 2017	$4,208	$59,811	$51,431	$429	$41,180	$157,059
Depreciation	128	1,635	1,535	28	1,475	4,801
Disposals/retirements	—	(66)	(142)	(23)	(985)	(1,216)
Translation adjustments	8	760	313	2	229	1,312

Balance as at June 30, 2017	$4,344	$62,140	$53,137	$436	$41,899	$161,956

Capital work-in-progress						4,255

Net carrying value as at June 30, 2017						$58,004

Certain property and equipment are pledged as collateral against borrowings with a carrying amount of $150 and $170 as at June 30, 2017 and March 31, 2017, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

12.	Loans and borrowings

Long-term debt

The long-term loans and borrowings consist of the following:

			As at
			June 30, 2017		March 31, 2017
Currency	Interest rate	Final maturity (fiscal year)	Foreign currency	Total	Foreign currency	Total
US dollars	3M USD Libor +1.27%	2020	$ —	34,000	—	34,000
US dollars	3M USD Libor +0.95%	2022	$ —	84,000	—	84,000

Total				118,000		118,000

Less: Debt issuance cost				1,125		1,257

Total				116,875		116,743

Current portion of long term debt				$27,645	—	$27,613
Long term debt				$89,230		$89,130

In January 2017, WNS North America Inc. obtained from BNP Paribas, Hong Kong, a three-year term loan facility of $34,000 at an interest rate equal to the three-month US dollar LIBOR plus a margin of 1.27% per annum to finance the acquisition of Denali Sourcing Services Inc. WNS North America Inc. has pledged its shares of Denali Sourcing Services Inc. as security for the loan. In connection with the term loan, the Company has entered into an interest rate swap with a bank to swap the variable portion of the interest based on three month US dollar LIBOR to a fixed rate of 1.5610%. The facility agreement for the term loan contains certain financial covenants as defined in the facility agreement. This term loan is repayable in six semi-annual installments. The first five repayment installments are $5,650 each and the sixth and final repayment installment is $5,750. On July 20, 2017, the Company repaid the first scheduled repayment of $5,650. As at June 30, 2017, the Company has complied with the financial covenants in all material respects in relation to this loan facility.

In March 2017, WNS (Mauritius) Limited obtained from HSBC Bank (Mauritius) Ltd. and Standard Chartered Bank, UK a five-year term loan facility of $84,000 at an interest rate equal to the three-month US dollar LIBOR plus a margin of 0.95% per annum to finance the acquisition of HealthHelp. The Company has pledged its shares of WNS (Mauritius) Limited as security for the loan. In connection with the term loan, the Company has entered into interest rate swaps with banks to swap the variable portion of the interest based on three month US dollar LIBOR to a fixed rate of 1.9635%. The facility agreement for the term loan contains certain financial covenants as defined in the facility agreement. This term loan is repayable in ten semi-annual installments of $8,400 each. The first scheduled repayment is in September 2017. As at June 30, 2017, the Company has complied with the financial covenants in all material respects in relation to this loan facility.

The Company has pledged trade receivables, other financial assets and property and equipment with an aggregate amount of $94,125 and $88,730 as of June 30, 2017 and March 31, 2017, respectively, as collateral for the above borrowings.

Short-term lines of credit

The Company’s Indian subsidiary, WNS Global Services Private Limited (“WNS Global”), has unsecured lines of credit with banks amounting to $63,157. The Company has also established a line of credit in the UK amounting to £9,880 ($12,823 based on the exchange rate on June 30, 2017). Further the Company has also established a line of credit in South Africa amounting to ZAR 20,800 ($1,593 based on the exchange rate on June 30, 2017).

As at June 30, 2017, no amounts were drawn under these lines of credit.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

13.	Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by class as at June 30, 2017 are as follows:

Financial assets

	Loans and receivables	Financial assets at FVTPL	Derivative designated as cash flow hedges (carried at fair value)	Available for sale	Total carrying value	Total fair value
Cash and cash equivalents	$105,102	$—	$—	$—	$105,102	$105,102
Investment in fixed deposits	24,776	—	—	—	24,776	24,776
Investments in marketable securities and mutual funds	—	—	—	64,550	64,550	64,550
Investment in FMPs	—	98	—	—	98	98
Trade receivables	62,727	—	—	—	62,727	62,727
Unbilled revenue	54,819	—	—	—	54,819	54,819
Funds held for clients	8,943	—	—	—	8,943	8,943
Prepayments and other assets(1)	4,581	—	—	—	4,581	4,581
Other non-current assets(2)	9,470	—	—	—	9,470	9,470
Derivative assets	—	3,353	27,335	—	30,688	30,688

Total carrying value	$270,418	$3,451	$27,335	$64,550	$365,754	$365,754

Financial liabilities

	Financial liabilities at FVTPL	Derivative designated as cash flow hedges (carried at fair value)	Financial liabilities at amortized cost	Total carrying value	Total fair value
Trade payables	$—	$—	$18,372	$18,372	$18,372
Long term debt (includes current portion)(3)	—	—	118,000	118,000	118,000
Other employee obligations(4)	—	—	32,808	32,808	32,808
Provision and accrued expenses(5)	—	—	29,486	29,486	29,486
Other liabilities(6)	17,974	—	644	18,618	18,618
Derivative liabilities	1,330	5,085	—	6,415	6,415

Total carrying value	$19,304	$5,085	$199,310	$223,699	$223,699

Notes:

(1)	Excluding non-financial assets $25,786.
(2)	Excluding non-financial assets $22,714.
(3)	Excluding non-financial asset (unamortized debt issuance cost) $1,125.
(4)	Excluding non-financial liabilities $18,830.
(5)	Excluding non-financial liabilities $Nil.
(6)	Excluding non-financial liabilities $14,458.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The carrying value and fair value of financial instruments by class as at March 31, 2017 are as follows:

Financial assets

	Loans and receivables	Financial assets at FVTPL	Derivative designated as cash flow hedges (carried at fair value)	Available for sale	Total carrying value	Total fair value
Cash and cash equivalents	$69,803	$—	$—	$—	$69,803	$69,803
Investment in fixed deposits	24,673	—	—	—	24,673	24,673
Investments in marketable securities and mutual funds	—	—	—	87,652	87,652	87,652
Investment in FMPs	—	96	—	—	96	96
Trade receivables	60,423	—	—	—	60,423	60,423
Unbilled revenue	48,915	—	—	—	48,915	48,915
Funds held for clients	9,135	—	—	—	9,135	9,135
Prepayments and other assets(1)	4,262	—	—	—	4,262	4,262
Other non-current assets(2)	10,791	—	—	—	10,791	10,791
Derivative assets	—	5,041	36,941	—	41,982	41,982

Total carrying value	$228,002	$5,137	$36,941	$87,652	$357,732	$357,732

Financial liabilities

	Financial liabilities at FVTPL	Derivative designated as cash flow hedges (carried at fair value)	Financial liabilities at amortized cost	Total carrying value	Total fair value
Trade payables	$—	$—	$14,239	$14,239	$14,239
Long term debt (includes current portion)(3)	—	—	118,000	118,000	118,000
Other employee obligations(4)	—	—	46,701	46,701	46,701
Provision and accrued expenses	—	—	27,217	27,217	27,217
Other liabilities(5)	19,678	—	1,086	20,764	20,764
Derivative liabilities	26	4,757	—	4,783	4,783

Total carrying value	$19,704	$4,757	$207,243	$231,704	$231,704

Notes:

(1)	Excluding non-financial assets $23,123.
(2)	Excluding non-financial assets $21,153.
(3)	Excluding non-financial asset (unamortized debt issuance cost) $1,257.
(4)	Excluding non-financial liabilities $16,912.
(5)	Excluding non-financial liabilities $13,720.

For the financial assets and liabilities subject to offsetting or similar arrangements, each agreement between the Company and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such an election, financial assets and liabilities will be settled on a gross basis.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as at June 30, 2017 are as follows:

	Gross amounts of	Gross amounts of recognized financial liabilities offset in the	Net amounts of financial assets presented in	Related amount not set off in financial instruments
Description of types of financial assets	recognized financial assets	statement of financial position	the statement of financial position	Financial instruments	Cash collateral received	Net Amount

Derivative assets	$30,688	$—	$30,688	$(2,066)	$—	$28,622

Total	$30,688	$—	$30,688	$(2,066)	$—	$28,622

	Gross amounts of	Gross amounts of recognized financial assets offset in the	Net amounts of financial liabilities presented in	Related amount not set off in financial instruments
Description of types of financial liabilities	recognized financial liabilities	statement of financial position	the statement of financial position	Financial instruments	Cash collateral pledged	Net Amount

Derivative liabilities	$6,415	$—	$6,415	$(2,066)	$—	$4,349

Total	$6,415	$—	$6,415	$(2,066)	$—	$4,349

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as at March 31, 2017 are as follows:

	Gross amounts of	Gross amounts of recognized financial liabilities offset in the	Net amounts of financial assets presented in	Related amount not set off in financial instruments
Description of types of financial assets	recognized financial assets	statement of financial position	the statement of financial position	Financial instruments	Cash collateral received	Net Amount

Derivative assets	$41,982	$—	$41,982	$(1,712)	$—	$40,270

Total	$41,982	$—	$41,982	$(1,712)	$—	$40,270

	Gross amounts of	Gross amounts of recognized financial assets offset in the	Net amounts of financial liabilities presented in	Related amount not set off in financial instruments
Description of types of financial liabilities	recognized financial liabilities	statement of financial position	the statement of financial position	Financial Instruments	Cash collateral pledged	Net Amount

Derivative liabilities	$4,783	$—	$4,783	$(1,712)	$—	$3,071

Total	$4,783	$—	$4,783	$(1,712)	$—	$3,071

Fair value hierarchy

The following is the hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — other techniques for which all inputs have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3 — techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assets and liabilities measured at fair value on a recurring basis as at June 30, 2017 are as follows:

		Fair value measurement at reporting date using
Description	June 30, 2017	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$3,353	$—	$3,353	$—
Investment in FMPs	98	98	—	—
Financial assets at fair value through other comprehensive income
Foreign exchange contracts	27,297	—	27,297	—
Interest rate swaps	38	—	38	—
Investments in marketable securities and mutual funds	64,550	64,111	439	—

Total assets	$95,336	$64,209	$31,127	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$1,330	$—	$1,330	$—
Contingent consideration	17,974	—	—	17,974
Financial liabilities at fair value through other comprehensive income
Foreign exchange contracts	4,517	—	4,517	—
Interest rate swaps	568	—	568	—

Total liabilities	$24,389	$—	$6,415	$17,974

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assets and liabilities measured at fair value on a recurring basis as at March 31, 2017 are as follows:-

		Fair value measurement at reporting date using
Description	March 31, 2017	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$5,041	$—	$5,041	$—
Investment in FMPs	96	96	—	—
Financial assets at fair value through other comprehensive income
Foreign exchange contracts	36,733	—	36,733	—
Interest rate swaps	208	—	208	—
Investments in marketable securities and mutual funds	87,652	87,223	429	—

Total assets	$129,730	$87,319	$42,411	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$26	$—	$26	$—
Contingent consideration	19,678	—	—	19,678
Financial liabilities at fair value through other comprehensive income
Foreign exchange contracts	4,136	—	4,136	—
Interest rate swaps	621	—	621	—

Total liabilities	$24,461	$—	$4,783	$19,678

Description of significant unobservable inputs to Level 3 valuation

The fair value of the contingent consideration liability was estimated using a probability weighted method and achievement of revenue target with a discount rate of 2.5%. One percentage point change in the unobservable inputs used in fair valuation of the contingent consideration does not have a significant impact on its value.

The fair value is estimated using discounted cash flow approach which involves assumptions and judgments regarding risk characteristics of the instruments, discount rates, future cash flows and foreign exchange spot, forward premium rates and market rates of interest.

During the three months ended June 30, 2017 and the year ended March 31, 2017, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

Fair value on a non-recurring basis as at March 31, 2017

The non-recurring fair value measurement for the Auto Claim BPM CGU of $38,492 (before cost of disposal of $656) has been categorized as level 3 fair value based on the inputs to the valuation technique used.

Derivative financial instruments

The primary risks managed by using derivative instruments are foreign currency exchange risk and interest rate risk. Forward and option contracts up to 24 months on various foreign currencies are entered into to manage the foreign currency exchange rate risk on forecasted revenue denominated in foreign currencies and monetary assets and liabilities held in non-functional currencies. Interest rate swaps are entered to manage interest rate risk associated with the Company’s floating rate borrowings. The Company’s primary exchange rate exposure is with the US dollars and pound sterling against the Indian rupee. For derivative instruments which qualify for cash flow hedge accounting, the Company records the effective portion of gain or loss from changes in the fair value of the derivative instruments in other comprehensive income (loss), which is reclassified into earnings in the same period during which the hedged item affects earnings. Derivative instruments qualify for hedge accounting when the instrument is designated as a hedge; the hedged item is specifically identifiable and exposes the Company to risk; and it is expected that a change in fair value of the derivative instrument and an opposite change in the fair value of the hedged item will have a high degree of correlation. Determining the high degree of correlation between the change in fair value of the hedged item and the derivative instruments involves significant judgment including the probability of the occurrence of the forecasted transaction. When it is highly probable that a forecasted transaction will not occur, the Company discontinues the hedge accounting and recognizes immediately in the consolidated statement of income, the gains and losses attributable to such derivative instrument that were accumulated in other comprehensive income (loss).

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The following table presents the notional values of outstanding foreign exchange forward contracts, foreign exchange option contracts and interest rate swap contracts:

	As at
	June 30, 2017	March 31, 2017
Forward contracts (Sell)
In US dollars	$253,871	$241,673
In United Kingdom pound sterling	136,890	126,441
In Euro	21,276	14,769
In Australian dollars	53,426	43,474
Others	3,971	3,511

	$469,434	$429,868

Option contracts (Sell)
In US dollars	$83,806	$84,490
In United Kingdom pound sterling	98,704	94,094
In Euro	19,954	14,494
In Australian dollars	22,585	19,412
Others	1,757	1,978

	$226,806	$214,468

Interest Rate Swap contracts
In US dollars	118,000	118,000

The amount of gain/ (loss) reclassified from other comprehensive income into consolidated statement of income in respective line items for the three months ended June 30, 2017 and 2016 are as follows:

	Three months ended June 30,
	2017	2016
Revenue	$3,778	$1,453
Foreign exchange gain, net	5,202	2,276
Finance expense	(211)	—
Income tax related to amounts reclassified into consolidated statement of income	(3,231)	(1,421)

Total	$5,538	$2,308

As at June 30, 2017, the gain amounting to $11,017 on account of cash flow hedges in relation to forward and option contracts entered is expected to be reclassified from other comprehensive income into consolidated statement of income over a period of 24 months and loss amounting to $474 on account of cash flow hedges in relation to interest rate swaps is expected to be reclassified from other comprehensive income into consolidated statement of income over a period of 57 months.

Due to the discontinuation of cash flow hedge accounting on account of non-occurrence of original forecasted transactions by the end of the originally specified time period, the Company recognized in the consolidated statement of income for the three months ended June 30, 2017 and 2016 a loss of $152 and gain of $666, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

14.	Pension and other employee obligations

Pension and other employee obligations consist of the following:

	As at
	June 30, 2017	March 31, 2017
Current:
Salaries and bonus	$32,808	$46,701
Pension	873	770
Withholding taxes on salary and statutory payables	5,956	5,462

Total	$39,637	$52,933

Non-current:
Pension and other obligations	$12,001	$10,680

Total	$12,001	$10,680

15.	Provisions and accrued expenses

Provisions and accrued expenses consist of the following:

	As at
	June 30, 2017	March 31, 2017
Accrued expenses	29,486	27,217

Total	$29,486	$27,217

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

16.	Deferred revenue

Deferred revenue consists of the following:

	As at
	June 30, 2017	March 31, 2017
Current:
Payments in advance of services	$689	$717
Advance billings	2,814	4,014
Others	1,146	747

Total	$4,649	$5,478

	As at
	June 30, 2017	March 31, 2017
Non-current:
Payments in advance of services	$515	$359
Others	19	19

Total	$534	$378

17.	Other liabilities

Other liabilities consist of the following:

	As at
	June 30, 2017	March 31, 2017
Current:
Withholding taxes and value added tax payables	$5,594	$5,356
Contingent consideration (Refer note 4(a), 4(b) and 4(c))	8,235	8,252
Deferred rent	682	677
Other liabilities	1,495	1,730

Total	$16,006	$16,015

Non-current:
Deferred rent	$5,640	$5,292
Contingent consideration (Refer note 4(a), 4(b) and 4(c))	9,739	11,426
Other liabilities	1,691	1,751

Total	$17,070	$18,469

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

18.	Share capital

As at June 30, 2017, the authorized share capital was £6,100 divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 50,548,955 ordinary shares (excluding 3,300,000 treasury shares) outstanding as at June 30, 2017. There were no preferred shares outstanding as at June 30, 2017.

As at March 31, 2017, the authorized share capital was £6,100 divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 50,012,559 ordinary shares (excluding 3,300,000 treasury shares) outstanding as at March 31, 2017. There were no preferred shares outstanding as at March 31, 2017.

Treasury shares

On March 16, 2016, the Company’s shareholders authorized a share repurchase program for the repurchase of up to 3.3 million of the Company’s ADSs at a price range of $10 to $50 per ADS. Pursuant to the terms of the repurchase program, the Company’s ADSs may be purchased in the open market from time to time for 36 months from March 16, 2016, the date of shareholders’ approval. The Company is not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at the Company’s discretion.

During the year ended March 31, 2017, the Company purchased 2,200,000 ADSs in the open market for a total consideration of $64,224 (including transaction costs of $33 for share repurchase of 2,200,000 ADSs, $111 paid towards cancellation fees for ADSs in relation to share repurchase of 2,200,000 ADSs which was completed during the year ended March 31, 2017, and $55 paid towards cancellation fees for ADSs in relation to share repurchase of 1,100,000 ADSs, which was completed during the year ended March 31, 2016). The shares underlying these purchased ADSs are recorded as treasury shares.

During the quarter ended June 30, 2017, the Company has not made any share repurchases under the said share repurchase program.

19.	Expenses by nature

Expenses by nature consist of the following:

	Three months ended June 30,
	2017	2016
Employee cost	$108,721	$81,314
Repair payments	4,844	7,192
Facilities cost	21,939	17,926
Depreciation	4,801	4,123
Legal and professional expenses	5,574	3,271
Travel expenses	5,920	4,602
Others	9,457	8,817

Total cost of revenue, selling and marketing and general and administrative expenses	$161,256	$127,245

20.	Finance expense

Finance expense consists of the following:

	Three months ended June 30,
	2017	2016
Interest expense	$749	$68
Interest rate swaps	211	—
Debt issue cost	132	—

Total	$1,092	$68

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

21.	Other income, net

Other income, net consists of the following:

	Three months ended June 30,
	2017	2016
Interest income	$791	$470
Dividend income	873	1,323
Net gain arising on financial assets designated as FVTPL	2	—
Others, net	1,113	536

Total	$2,779	$2,329

22.	Share-based payments

The Company has three share-based incentive plans: the 2002 Stock Incentive Plan adopted on July 1, 2002 (which has expired), the 2006 Incentive Award Plan adopted on June 1, 2006, as amended and restated in February 2009, September 2011 and September 2013 (which has expired), and the 2016 Incentive Award Plan effective from September 27, 2016 (collectively referred to as the “Plans”). All these plans are equity settled. Under the Plans, share-based options and RSUs may be granted to eligible participants. Options and RSUs are generally granted for a term of ten years and have a graded vesting period of up to three years. The Company settles employee share-based option exercises with newly issued ordinary shares. As at June 30, 2017, the Company had 2,530,364 ordinary shares available for future grants.

Share-based compensation expense during the three months ended June 30, 2017 and 2016 is as follows:

	Three months ended June 30,
	2017	2016
Share-based compensation expense recorded in
Cost of revenue	$776	$609
Selling and marketing expenses	524	295
General and administrative expenses	5,062	4,482

Total share-based compensation expense	$6,362	$5,386

Upon exercise of share-based options and RSUs, the Company issued 536,396 and 260,785 shares, respectively, for the three months ended June 30, 2017 and 2016, respectively.

RSUs related to Total Shareholder’s Return (‘TSR’)

During the quarter ended June 30, 2017, the Company has issued 135,630 RSUs to certain key employees linked to the TSR of the Company in addition to service and performance conditions.

The performance of these RSUs shall be assessed based on the TSR of the custom peer group (based on percentile rank) and the industry index (based on outperformance rank). The RSUs granted with the TSR condition, shall vest on the third anniversary of the grant date, subject to the participant’s continued employment with the Company through the applicable vesting date and achievement of the specified conditions of stock performance and total shareholder return parameters.

The fair value of these RSUs is determined using Monte-Carlo simulation. The grant date fair value was determined at $36.52. As at June 30, 2017, there was $4,717 of unrecognized compensation cost related to these RSUs.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

23.	Income taxes

The domestic and foreign source component of profit/ (loss) before income taxes is as follows:

	Three months ended June 30,
	2017	2016
Domestic	$(808)	$(1,013)
Foreign	22,251	17,814

Profit before income taxes	$21,443	$16,801

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The Company’s provision for income taxes consists of the following:

	Three months ended June 30,
	2017	2016
Current taxes
Domestic taxes	$—	$—
Foreign taxes	4,726	6,314

	$4,726	$6,314

Deferred taxes
Domestic taxes	—	—
Foreign taxes	21	(1,675)

	21	(1,675)

Provision for income taxes	$4,747	$4,639

Domestic taxes are nil as there are no statutory taxes applicable in Jersey, Channel Islands at a rate of 0%. Foreign taxes are based on applicable tax rates in each subsidiary’s jurisdiction.

Provision (credit) for income taxes has been allocated as follows:

	Three months ended June 30,
	2017	2016
Income taxes on profit	$4,747	$4,639
Income taxes on other comprehensive income/(loss)
Unrealized gain on cash flow hedging derivatives	(3,126)	2,208
Income taxes recognized in equity
Excess tax deductions related to share based options and RSUs	(291)	642

Total income taxes	$1,330	$7,489

The Company has a delivery center located in Gurgaon, India registered under the Special Economic Zone (“SEZ”) scheme, and is eligible for 50% income tax exemption from fiscal 2013 to fiscal 2022. The Company in fiscal 2012 started operations in delivery centers in Pune, Mumbai and Chennai, India registered under the SEZ scheme which were eligible for a 100% income tax exemption until fiscal 2016 and is eligible for a 50% income tax exemption from fiscal 2017 to fiscal 2026. During fiscal 2015, the Company started its operations in new delivery centers in Gurgaon and Pune, India registered under the SEZ scheme that are eligible for a 100% income tax exemption until fiscal 2019, and a 50% income tax exemption from fiscal 2020 to fiscal 2029. The Government of India pursuant to the Indian Finance Act, 2011 has also levied a minimum alternate tax (“MAT”) on the book profits earned by the SEZ units at the prevailing rate which is currently 21.34%. The Company’s operations in Costa Rica are eligible for a 100% income tax exemption until fiscal 2017 and a 50% income tax exemption from fiscal 2018 to fiscal 2021. The Company’s operations in one of the units located in the Philippines were eligible for tax exemptions which expired in fiscal 2016. During fiscal 2013, the Company started operations in a delivery center in Techno Plaza II, Manila which was eligible for a tax exemption that expired in fiscal 2017. During fiscal 2016, the Company started its operations in a new delivery center in the Philippines which is eligible for a tax exemption until fiscal 2020. During fiscal 2017, the Company opened two additional delivery centers in Iloilo, Manila and Alabang, Philippines which are eligible for a 100% tax exemption until fiscal 2021. The Government of Sri Lanka has exempted the profits earned from export revenue from tax, which enables the Company’s Sri Lankan subsidiary to continue to claim a tax exemption.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

From time to time, the Company receives orders of assessment from the Indian tax authorities assessing additional taxable income on the Company and/or its subsidiaries in connection with their review of their tax returns. The Company currently has orders of assessment outstanding for various years through fiscal 2013, which assess additional taxable income that could in the aggregate give rise to an estimated $36,995 in additional taxes, including interest of $13,701. These orders of assessment allege that the transfer prices the Company applied to certain of the international transactions between WNS Global and its other wholly-owned subsidiaries were not on arm’s length terms, disallow a tax holiday benefit claimed by the Company, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global. The Company has appealed against these orders of assessment before higher appellate authorities.

In addition, the Company has orders of assessment pertaining to similar issues that have been decided in favor of the Company by first level appellate authorities, vacating the tax demands of $45,003 in additional taxes, including interest of $13,897. The income tax authorities have filed appeals against these orders at higher appellate authorities.

Uncertain tax positions are reflected at the amount likely to be paid to the taxation authorities. A liability is recognized in connection with each item that is not probable of being sustained on examination by taxing authority. The liability is measured using single best estimate of the most likely outcome for each position taken in the tax return. Thus the provision would be the aggregate liability in connection with all uncertain tax positions. As at June 30, 2017, the Company has provided a tax reserve of $12,484 primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation.

As at June 30, 2017, corporate tax returns for years ended March 31, 2014 (for certain legal entities) and onward remain subject to examination by tax authorities in India.

Based on the facts of these cases, the nature of the tax authorities’ disallowances and the orders from first level appellate authorities deciding similar issues in favor of the Company in respect of assessment orders for earlier fiscal years and after consultation with the Company’s external tax advisors, the Company believe these orders are unlikely to be sustained at the higher appellate authorities. The Company has deposited $12,081 of the disputed amounts with the tax authorities and may be required to deposit the remaining portion of the disputed amounts with the tax authorities pending final resolution of the respective matters.

Others

On March 21, 2009, the Company received an assessment order from the Indian service tax authority, demanding payment of $5,391 of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by the Company to clients based abroad as the export proceeds are repatriated outside India by the Company. In response to the appeal filed by the Company with appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to lower tax authorities to be adjudicated afresh. After consultation with Indian tax advisors, the Company believes this order of assessment is more likely than not to be upheld in favor of the Company. The Company intends to continue to vigorously dispute the assessment.

24.	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended June 30,
	2017	2016
Numerator:
Profit	$16,696	$12,162
Denominator:
Basic weighted average ordinary shares outstanding	50,285,835	51,238,414
Dilutive impact of equivalent stock options and RSUs	2,273,014	2,100,814
Diluted weighted average ordinary shares outstanding	52,558,849	53,339,228

The computation of earnings per ordinary share (“EPS”) was determined by dividing profit by the weighted average ordinary shares outstanding during the respective periods.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

25.	Subsidiaries

The following is a list of subsidiaries of WNS as at June 30, 2017:

Direct subsidiaries	Step subsidiaries	Place of Incorporation
WNS Global Services Netherlands Cooperatief U.A.		The Netherlands
	WNS Global Services Philippines Inc.	Philippines
	WNS Global Services (Romania) S.R.L.	Romania
WNS North America Inc.		Delaware, USA
	WNS Business Consulting Services Private Limited	India
	WNS Global Services Inc.	Delaware, USA
	WNS BPO Services Costa Rica, S.R.L	Costa Rica
	Denali Sourcing Services Inc.(1)	Delaware, USA
WNS Global Services (UK) Limited(2)		United Kingdom
	WNS Global Services SA (Pty) Limited	South Africa
	- WNS B-BBEE Staff Share Trust(3)	South Africa
	- Ucademy (Pty) Limited(4)	South Africa
WNS Assistance Limited (previously WNS Workflow Technologies Limited)		United Kingdom
	WNS Assistance (Legal) Limited(5)	United Kingdom
	Accidents Happen Assistance Limited	United Kingdom
	WNS Legal Assistance LLP(6)	United Kingdom
WNS (Mauritius) Limited		Mauritius
	WNS Capital Investment Limited	Mauritius
	- WNS Customer Solutions (Singapore) Private Limited	Singapore
	- WNS Global Services (Australia) Pty Ltd	Australia
	- WNS New Zealand Limited(7)	New Zealand
	- Business Applications Associates Beijing Ltd	China
	WNS Global Services Private Limited(8)	India
	- MTS HealthHelp Inc.(9)	Delaware, USA
	- HealthHelp Holdings LLC(9)	Delaware, USA
	- HealthHelp LLC(9)	Delaware, USA
	- Value Edge Research Services Private Limited(10)	India
	- Value Edge Inc.(10)	Delaware, USA
	- Value Edge AG.(10)	Switzerland
	- Value Edge GmbH(10)	Germany
	WNS Global Services (Private) Limited	Sri Lanka
	WNS Global Services (Dalian) Co. Ltd.	China

Notes:

(1)	On January 20, 2017, the Company acquired all outstanding equity shares of Denali Sourcing Services Inc.
(2)	WNS Global Services (UK) is being jointly held by WNS Holdings Limited and WNS Global Services Private Limited. The percentage of holding of WNS Holdings Limited is 49.3% and of WNS Global Services Private Limited is 50.7%.
(3)	The WNS B-BBEE Staff Share Trust (‘the trust’) was registered on April 26, 2017 with the principal object of creating meaningful participation of our Black employees in the growth of our Company. The trust holds 10% of the equity capital of WNS Global Services SA (Pty) Limited and the balance 90% is held by WNS Global Services (UK) Limited. The financial statements of the trust are included in the consolidated financial statements of the Company.
(4)	Ucademy (Pty) Limited has been incorporated as a subsidiary of WNS Global Services SA (Pty) Limited with effect from June 20, 2016.
(5)	WNS Assistance (Legal) Limited, a wholly owned subsidiary of WNS Assistance Limited, was incorporated on April 20, 2016.
(6)	WNS Legal Assistance LLP is a limited liability partnership, organized under the laws of England and Wales in November 2014. WNS Legal Assistance LLP provides legal services in relation to personal injury claims within the Auto Claims BPM (as defined in Note 26) segment in the UK. During the quarter ended June 30, 2017, the Company acquired 20% equity shares from Prettys Solicitors; the non-controlling interest in WNS Legal Assistance LLP, as a consequence of which, WNS Legal Assistance LLP has become a wholly owned subsidiary of WNS Assistance Limited. As at June 30, 2017, WNS Legal Assistance LLP is 98.75% owned by WNS Assistance Limited and 1.25% owned by WNS Assistance (Legal) Limited.
(7)	WNS New Zealand Limited, a wholly owned subsidiary of WNS Global Services (Australia) Pty Ltd, was incorporated on June 13, 2017.
(8)	WNS Global Services Private Limited is being held jointly by WNS (Mauritius) Limited and WNS Customer Solutions (Singapore) Private Limited. The percentage of holding for WNS (Mauritius) Limited is 80% and for WNS Customer Solutions (Singapore) Private Limited is 20%.
(9)	On March 15, 2017, the Company acquired all ownership interests of MTS HealthHelp Inc. and its subsidiaries, which existed on that date. HealthHelp Holdings LLC is 63.5% owned by MTS HealthHelp Inc. and 36.5% owned by WNS North America Inc.
(10)	On June 14, 2016, the Company acquired all outstanding equity shares of Value Edge Research Services Private Limited. As part of the acquisition, the Company also acquired the three subsidiaries of Value Edge Research Services Private Limited, which existed on that date.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

26.	Operating segments

The Company has several operating segments based on a mix of industry and the types of services. The composition and organization of these operating segments currently is designed in such a way that the back office shared processes, i.e. the horizontal structure, delivers service to industry specific back office and front office processes i.e. the vertical structure. These structures represent a matrix form of organization structure, accordingly operating segments have been determined based on the core principle of segment reporting in accordance with IFRS 8 “Operating segments” (“IFRS 8”). These operating segments include travel, insurance, banking and financial services, healthcare, utilities, retail and consumer products groups, auto claims and others. The Company believes that the business process outsourcing services that it provides to customers in industries other than auto claims such as travel, insurance, banking and financial services, healthcare, utilities, retail and consumer products groups and others that are similar in terms of services, service delivery methods, use of technology, and long-term gross profit and hence meet the aggregation criteria in accordance with IFRS 8. WNS Assistance and Accidents Happen Assistance Limited (which provide automobile repair through a network of third party repair centers), and WNS Legal Assistance LLP (which provides legal services in relation to personal injury claims), which constitute WNS Auto Claims BPM, do not meet the aggregation criteria. Accordingly, the Company has determined that it has two reportable segments “WNS Global BPM” and “WNS Auto Claims BPM.”

The Group Chief Executive Officer has been identified as the Chief Operating Decision Maker (“CODM”). The CODM evaluates the Company’s performance and allocates resources based on revenue growth of vertical structure.

In order to provide accident management services, the Company arranges for the repair through a network of repair centers. Repair costs paid to automobile repair centers are invoiced to customers and recognized as revenue except in cases where the Company has concluded that it is not the principal in providing claims handling services and hence it would be appropriate to record revenue from repair services on a net basis i.e. net of repair cost. The Company uses revenue less repair payments (non-GAAP) for “Fault” repairs as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP measure which is calculated as (a) revenue less (b) in the Company’s auto claims business, payments to repair centers for “Fault” repair cases where the Company acts as the principal in its dealings with the third party repair centers and its clients. For “Non-fault repairs,” revenue including repair payments is used as a primary measure. As the Company provides a consolidated suite of accident management services including credit hire and credit repair for its “Non-fault” repairs business, the Company believes that measurement of that line of business has to be on a basis that includes repair payments in revenue.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the three months ended June 30, 2017 are as follows:

	Three months ended June 30, 2017
	WNS Global BPM	WNS Auto Claims BPM	Inter segments*	Total
Revenue from external customers	$170,718	$9,405	$—	$180,123
Segment revenue	$170,734	$9,405	$(16)	$180,123
Payments to repair centers	—	4,844	—	4,844

Revenue less repair payments (non-GAAP)	170,734	4,561	(16)	175,279
Depreciation	4,731	70		4,801
Other costs	136,233	4,220	(16)	140,437

Segment operating profit	29,770	271	—	30,041
Other income, net	(2,390)	(389)	—	(2,779)
Finance expense	1,092	—	—	1,092

Segment profit before income taxes	31,068	660	—	31,728
Provision for income taxes	4,649	98	—	4,747

Segment profit	26,419	562	—	26,981
Amortization of intangible assets				3,923
Share based compensation expense				6,362

Profit				$16,696

Addition to non-current assets	$8,897	$66	$—	$8,963
Total assets, net of elimination	604,182	116,898	—	721,080
Total liabilities, net of elimination	$206,502	$76,795	$—	$283,297

*	Transactions between inter segments represent invoices issued by WNS Global BPM to WNS Auto Claims BPM for business process management services rendered by the former to the latter.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the three months ended June 30, 2016 are as follows:

	Three months ended June 30, 2016
	WNS Global BPM	WNS Auto Claims BPM	Inter segments*	Total
Revenue from external customers	$134,992	$12,988	$—	$147,980
Segment revenue	$135,036	$12,988	$(44)	$147,980
Payments to repair centers	—	7,192		7,192

Revenue less repair payments (non-GAAP)	135,036	5,796	(44)	140,788
Depreciation	4,039	84		4,123
Other costs	104,765	5,693	(44)	110,414

Segment operating profit	26,232	19	—	26,251
Other income, net	(2,098)	(231)	—	(2,329)
Finance expense	68	—	—	68

Segment profit before income taxes	28,262	250	—	28,512
Provision for income taxes	4,581	58	—	4,639

Segment profit	23,681	192	—	23,873
Amortization of intangible assets				6,325
Share based compensation expense				5,386

Profit				$12,162

Addition to non-current assets	$4,053	$229	$—	$4,282
Total assets, net of elimination	365,178	148,681	—	513,859
Total liabilities, net of elimination	$42,992	$81,757	$—	$124,749

*	Transactions between inter segments represent invoices issued by WNS Global BPM to WNS Auto Claims BPM for business process management services rendered by the former to the latter.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

External Revenue

Revenues from the geographic segments are based on domicile of the customer. The Company’s external revenue by geographic area is as follows:

	Three months ended June 30,
	2017	2016
Jersey, Channel Islands	$—	$—
UK	66,092	65,795
US	73,071	45,132
Europe (excluding UK)	9,851	9,376
South Africa	10,509	9,479
Australia	13,519	10,597
Rest of the world	7,081	7,601

Total	$180,123	$147,980

27.	Commitment and Contingencies

Leases

The Company has entered into various non-cancelable operating lease agreements for certain delivery centers and offices with original lease periods expiring between 2018 and 2028 that are renewable on a periodic basis at the option of the lessor and the lessee and have rent escalation clause. The details of future minimum lease payments under non-cancelable operating leases as at June 30, 2017 are as follows:

Operating Lease
Less than 1 year	$25,566
1-3 years	41,647
3-5 years	26,711
More than 5 years	26,822

Total minimum lease payments	$120,746

Rental expenses were $7,987 and $6,487 for the three months ended June 30, 2017 and 2016, respectively.

Capital commitments

As at June 30, 2017 and March 31, 2017, the Company had committed to spend approximately $7,460 and $6,257, respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Bank guarantees and others

Certain subsidiaries of the Company hold bank guarantees aggregating $2,237 and $1,190 as at June 30, 2017 and March 31, 2017, respectively. These guarantees have a remaining expiry term ranging from one to five years.

Restricted time deposits placed with bankers as security for guarantees given by them to regulatory authorities aggregating $426 and $355 as at June 30, 2017 and March 31, 2017, respectively, are included in other current assets. These deposits represent cash collateral against bank guarantees issued by the banks on behalf of the Company to third parties.

Contingencies

In the ordinary course of business, the Company is involved in lawsuits, claims and administrative proceedings. While uncertainties are inherent in the final outcome of these matters, the Company believes, after consultation with counsel, that the disposition of these proceedings will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Part II — MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. We urge you to carefully review and consider the various disclosures made by us in this report and in our other SEC filings, including our annual report on Form 20-F for our fiscal year ended March 31, 2017. Some of the statements in the following discussion are forward-looking statements. See “Special note regarding forward-looking statements.”

Overview

We are a leading global provider of BPM services, offering comprehensive data, voice, analytical and business transformation services with a blended onshore, near shore and offshore delivery model. We transfer the business processes of our clients to our delivery centers, located in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, the UK, and the US, with a view to offer cost savings, operational flexibility, improved quality and actionable insights to our clients. We seek to help our clients “transform” their businesses by identifying business and process optimization opportunities through technology-enabled solutions, process design improvements, analytics and improved business understanding.

We win outsourcing engagements from our clients based on our domain knowledge of their business, our experience in managing the specific processes they seek to outsource and our customer-centric approach. Our company is organized into vertical business units in order to provide more specialized focus on each of the industries that we target, to more effectively manage our sales and marketing process and to develop in-depth domain knowledge. The major industry verticals we currently target are the insurance; travel and leisure; diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom; utilities; consulting and professional services; healthcare; banking and financial services; and shipping and logistics industries.

Our portfolio of services includes vertical-specific processes that are tailored to address our clients’ specific business and industry practices. In addition, we offer a set of shared services that are common across multiple industries, including customer interaction services, finance and accounting, research and analytics, technology services, legal services, and human resources outsourcing.

Although we typically enter into long-term contractual arrangements with our clients, these contracts can usually be terminated with or without cause by our clients and often with short notice periods. Nevertheless, our client relationships tend to be long-term in nature given the scale and complexity of the services we provide coupled with risks and costs associated with switching processes in-house or to other service providers. We structure each contract to meet our clients’ specific business requirements and our target rate of return over the life of the contract. In addition, since the sales cycle for offshore business process management is long and complex, it is often difficult to predict the timing of new client engagements. As a result, we may experience fluctuations in growth rates and profitability from quarter to quarter, depending on the timing and nature of new contracts. Our operating results may also differ significantly from quarter to quarter due to seasonal changes in the operations of our clients. For example, our clients in the travel and leisure industry typically experience seasonal changes in their operations in connection with the US summer holiday season, as well as episodic factors such as adverse weather conditions. Our focus, however, is on deepening our client relationships and maximizing shareholder value over the life of a client’s relationship with us.

The following table represents our revenue (a GAAP financial measure) for the periods indicated:

	Three months ended June 30,
	2017	2016
	(US dollars in millions)
Revenue	$180.1	$148.0

Our revenue is generated primarily from providing business process management services. We have two reportable segments for financial statement reporting purposes — WNS Global BPM and WNS Auto Claims BPM. In our WNS Auto Claims BPM segment, we provide both “fault” and “non-fault” repairs. For “fault” repairs, we provide claims handling and repair management services, where we arrange for automobile repairs through a network of third party repair centers. In our repair management services, where we act as the principal in our dealings with the third party repair centers and our clients, the amounts which we invoice to our clients for payments made by us to third party repair centers are reported as revenue. Where we are not the principal in providing the services, we record revenue from repair services net of repair cost. See Note 2.s of the consolidated financial statements included in our annual report on Form 20-F for our fiscal year ended March 31, 2017. Since we wholly subcontract the repairs to the repair centers, we evaluate the financial performance of our “fault” repair business based on revenue less repair payments to third party repair centers, which is a non-GAAP financial measure. We believe that revenue less repair payments (a non-GAAP financial measure) for “fault” repairs reflects more accurately the value addition of the business process management services that we directly provide to our clients. Management believes that revenue less repair payments (non-GAAP) may be useful to investors as a more accurate reflection of our performance and operational results.

For our “non-fault” repairs business, we generally provide a consolidated suite of accident management services including credit hire and credit repair, and we believe that measurement of such business on a basis that includes repair payments in revenue is appropriate. Revenue including repair payments is therefore used as a primary measure to allocate resources and measure operating performance for accident management services provided in our “non-fault” repairs business. Our “non-fault” repairs business where we provide accident management services accounts for a relatively small portion of our revenue for our WNS Auto Claims BPM segment. In our WNS Auto Claims BPM segment, effective July 1, 2015, WNS Legal Assistance LLP, a subsidiary of WNS Assistance Limited, received an approval from Solicitors Regulatory Authority, UK to provide legal services in relation to personal injury claims.

Revenue less repair payments is a non-GAAP financial measure which is calculated as (a) revenue less (b) in our auto claims business, payments to repair centers for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients. This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. Our revenue less repair payments (non-GAAP) may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

The following table reconciles our revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Three months ended June 30,
	2017	2016
	(US dollars in millions)
Revenue	$180.1	$148.0
Less: Payments to repair centers(1)	4.8	7.2

Revenue less repair payments (non-GAAP)	$175.3	$140.8

Note:

1)	Consists of payments to repair centers in our auto claims business for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients.

The following table sets forth our constant currency revenue less repair payments (a non-GAAP financial measure) for the periods indicated. Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments (non-GAAP) so that revenue less repair payments (non-GAAP) may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments (non-GAAP) is presented by recalculating prior periods’ revenue less repair payments (non-GAAP) denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenue includes, but is not limited to, revenue denominated in pound sterling, Australian dollars, South African rand and euros. Management believes constant currency revenue less repair payments (non-GAAP) may be useful to investors in evaluating the underlying operating performance of our company. This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. Our constant currency revenue less repair payments (non-GAAP) may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

	Three months ended June 30,
	2017	2016
	(US dollars in millions)
Revenue less repair payments (non-GAAP)	$175.3	$140.8
Exchange rate impact	(3.4)	(6.0)
Constant currency revenue less repair payments (non-GAAP)	$171.9	$134.8

Global Economic Conditions

Global economic conditions continue to show signs of turbulence. Although some key indicators of sustainable economic growth show signs of improvement, volatility in the domestic politics of major markets may lead to changes in the institutional framework of the international economy. In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum. The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last at least two years after the government of the United Kingdom formally initiated a withdrawal process on March 29, 2017, putting the United Kingdom on track to leave the European Union by April 2019. The referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, including with respect to the laws and regulations that will apply as the United Kingdom determines which European Union-derived laws to replace or replicate in the event of a withdrawal. The referendum has also given rise to calls for the governments of other European Union member states to consider withdrawal. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business, financial condition and results of operations. China continues to have room for economic growth, but such growth opportunities remain subject to political developments and uncertainties in the regulatory framework of the economy. In the US, economic growth is tempered by continuing concerns over the failure to achieve a long term solution to the issues of government spending, the increasing US national debt, and their negative impact on the US economy as well as concerns over potential increases in cost of borrowing and reduction in availability of credit as the US Federal Reserve begins raising interest rates. The policies that may be pursued by the presidential administration in the US (such as the border adjustment tax under consideration) have added further uncertainty to the global economy, and the prevailing political climate may lead to more protectionist policies. Globally, countries may require additional financial support, sovereign credit ratings may continue to decline, and there may be defaults on sovereign debt obligations of certain countries. Any of these may increase the cost of borrowing and cause credit to become more limited. Further, there continue to be signs of economic weakness, such as relatively high levels of unemployment, in major markets including Europe. Continuing conflicts and instability in various regions around the world may lead to additional acts of terrorism and armed conflict around the world. The ongoing refugee crisis in Europe, North Africa and the Middle East may contribute to political and economic instability in those regions. A resurgence of isolationist and/or protectionist policies in North America, Europe and Asia may curtail global economic growth.

These economic conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence or uncertainty in the European, US, Asian and international financial markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue or worsen, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations.

Furthermore, a weakening of the rate of exchange for the pound sterling, the US dollar or, to a lesser extent, the Australian dollar or the South African rand (in which our revenue is principally denominated) against the Indian rupee, or to a lesser extent, the South African rand (in which a significant portion of our costs are denominated) would also adversely affect our results. Fluctuations between the pound sterling, the Indian rupee, the Australian dollar or the South African rand, on the one hand, and the US dollar, on the other hand, also expose us to translation risk when transactions denominated in these currencies are translated into US dollars, our reporting currency. The exchange rates between each of the pound sterling, the Indian rupee, the Australian dollar and South African rand, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future. For example, the pound sterling depreciated against the US dollar by an average of 10.9%, the Indian rupee appreciated against the US dollar by an average of 3.7%, the Australian dollar appreciated against the US dollar by an average of 0.7%, and the South African rand appreciated by an average of 12.4% against the US dollar, for the three months ended June 30, 2017 as compared to the average exchange rate for the three months ended June 30, 2016. The depreciation of the pound sterling against the US dollar, and the appreciation of the Indian rupee and the South African rand against the US dollar for the three months ended June 30, 2017 negatively impacted our results of operations whereas the appreciation of the Australian dollar against the US dollar positively impacted our results of operations during that period.

Uncertainty about current global economic conditions could also continue to increase the volatility of our share price. We cannot predict the timing or duration of an economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted industries, including the travel and leisure and insurance industries. If macroeconomic conditions worsen or current global economic conditions continue for a prolonged period of time, we are not able to predict the impact that such worsening conditions will have on our targeted industries in general, and our results of operations specifically.

Revenue

We generate revenue by providing business process management services to our clients. The following table shows our revenue (a GAAP financial measure) and revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Three months ended June 30,		Change
	(US dollars in millions)
	2017	2016	$	%
Revenue	$180.1	$148.0	32.1	21.7%
Revenue less repair payments (non-GAAP)	$175.3	$140.8	34.5	24.5%

Our revenue is characterized by client, industry, service type, geographic and contract type diversity, as the analysis below indicates.

Revenue by Top Clients

For the three months ended June 30, 2017 and 2016, the percentage of revenue and revenue less repair payments (non-GAAP) that we derived from our largest clients were in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Three months ended June 30,		Three months ended June 30,
	2017	2016	2017	2016
Top client	7.6%	10.1%	7.8%	10.7%
Top five clients	30.8%	32.7%	31.6%	34.4%
Top ten clients	44.3%	44.6%	45.5%	46.9%
Top twenty clients	55.9%	57.8%	57.4%	60.3%

Revenue by Industry

For financial statement reporting purposes, we aggregate our operating segments, except for the WNS Auto Claims BPM (which we market under the WNS Assistance brand) as it does not meet the aggregation criteria under IFRS. See “— Results by Reportable Segment.”

We organize our company into the following industry-focused business units to provide more specialized focus on each of these industries: insurance; travel and leisure; diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom; healthcare; utilities; consulting and professional services; banking and financial services; and shipping and logistics.

For the three months ended June 30, 2017 and 2016, our revenue and revenue less repair payments (non-GAAP) were diversified across our industry-focused business units in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Three months ended June 30,		Three months ended June 30,
Business Unit	2017	2016	2017	2016
Insurance	26.1%	30.4%	24.1%	26.9%
Travel and leisure	18.7%	21.0%	19.2%	22.1%
Diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom	17.4%	17.3%	17.9%	18.2%
Healthcare	14.6%	6.0%	15.0%	6.2%
Utilities	9.2%	9.4%	9.4%	9.9%
Consulting and professional services	5.4%	7.5%	5.6%	7.9%
Banking and financial services	4.6%	4.3%	4.7%	4.5%
Shipping and logistics	3.9%	4.1%	4.1%	4.3%

Total	100.0%	100.0%	100.0%	100.0%

Certain services that we provide to our clients are subject to the seasonality of our clients’ business. Accordingly, we see an increase in transaction related services within the travel and leisure industry during holiday seasons, such as during the US summer holidays (our fiscal second quarter); an increase in business in the insurance industry during the beginning and end of the fiscal year (our fiscal first and last quarters) and during the US peak winter season (our fiscal third quarter); and an increase in business in the consumer product industry during the US festive season towards the end of the calendar year when new product launches and campaigns typically happen (our fiscal third quarter).

Revenue by Service Type

For the three months ended June 30, 2017 and 2016, our revenue and revenue less repair payments (non-GAAP) were diversified across service types in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Three months ended June 30,		Three months ended June 30,
Service Type	2017	2016	2017	2016
Industry-specific	34.1%	28.2%	35.0%	29.7%
Customer interaction services	25.8%	27.6%	26.5%	29.0%
Finance and accounting	20.8%	20.2%	21.4%	21.2%
Research and analytics	11.8%	12.4%	12.1%	13.0%
Auto claims	5.2%	8.8%	2.6%	4.1%
Others(1)	2.3%	2.8%	2.3%	3.0%

Total	100.0%	100.0%	100.0%	100.0%

Note:

1)	Others includes revenue from technology services, legal services, and human resource outsourcing services.

Revenue by Geography

For the three months ended June 30, 2017 and 2016, our revenue and revenue less repair payments (non-GAAP) were derived from the following geographies (based on the location of our clients) in the proportions set forth below in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Three months ended June 30,		Three months ended June 30,
Geography	2017	2016	2017	2016
North America (primarily the US)	40.6%	30.5%	41.7%	32.1%
UK	36.7%	44.5%	34.9%	41.6%
Australia	7.5%	7.2%	7.7%	7.5%
South Africa	5.8%	6.4%	6.0%	6.7%
Europe (excluding the UK)	5.5%	6.3%	5.6%	6.7%
Rest of the world	3.9%	5.1%	4.0%	5.4%

Total	100.0%	100.0%	100.0%	100.0%

Revenue by Location of Delivery Centers

For the three months ended June 30, 2017 and 2016, our revenue and revenue less repair payments (non-GAAP) were derived from the following geographies (based on the location of our delivery centers) in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Three months ended June 30,		Three months ended June 30,
Location of Delivery Center	2017	2016	2017	2016
India	49.1%	58.8%	50.5%	61.8%
United States	17.8%	2.7%	18.3%	2.8%
Philippines	10.6%	10.0%	10.9%	10.5%
South Africa	9.5%	10.7%	9.8%	11.3%
UK	7.1%	10.4%	4.5%	5.8%
Sri Lanka	2.1%	2.6%	2.1%	2.8%
Romania	1.3%	2.0%	1.4%	2.1%
China	1.0%	1.2%	1.1%	1.3%
Poland	0.9%	0.9%	0.9%	0.9%
Costa Rica	0.6%	0.7%	0.6%	0.7%

Total	100.0%	100.0%	100.0%	100.0%

Our Contracts

We provide our services under contracts with our clients, which typically range from three to five years, with some being rolling contracts with no end dates. Typically, these contracts can be terminated by our clients with or without cause and with short notice periods. However, we tend to have long-term relationships with our clients given the complex and comprehensive nature of the business processes executed by us, coupled with the switching costs and risks associated with relocating these processes in-house or to other service providers.

Each client contract has different terms and conditions based on the scope of services to be delivered and the requirements of that client. Occasionally, we may incur significant costs on certain contracts in the early stages of implementation, with the expectation that these costs will be recouped over the life of the contract to achieve our targeted returns. Each client contract has corresponding service level agreements that define certain operational metrics based on which our performance is measured. Some of our contracts specify penalties or damages payable by us in the event of failure to meet certain key service level standards within an agreed upon time frame.

When we are engaged by a client, we typically transfer that client’s processes to our delivery centers over a two to six month period. This transfer process is subject to a number of potential delays. Therefore, we may not recognize significant revenue until several months after commencing a client engagement.

In the WNS Global BPM segment, we charge for our services based on the following pricing models:

1)	per full-time equivalent arrangements, which typically involve billings based on the number of full-time employees (or equivalent) deployed on the execution of the business process managed;

2)	per transaction arrangements, which typically involve billings based on the number of transactions processed (such as the number of e-mail responses, or airline coupons or insurance claims processed);

3)	fixed-price arrangements, which typically involve billings based on achievements of pre-defined deliverables or milestones;

4)	outcome-based arrangements, which typically involve billings based on the business result achieved by our clients through our service efforts (such as measured based on a reduction in days sales outstanding, an improvement in working capital, an increase in collections or a reduction in operating expenses); or

5)	other pricing arrangements, including cost-plus arrangements, which typically involve billing the contractually agreed direct and indirect costs, a fee based on the number of employees deployed under the arrangement and subscription revenues recognized on per member per month based on contractually agreed rates.

Apart from the above-mentioned pricing methods, a small portion of our revenue comprises reimbursements of out-of-pocket expenses incurred by us in providing services to our clients.

Outcome-based arrangements are examples of non-linear pricing models where revenues from platforms and solutions and the services we provide are linked to usage or savings by clients rather than the efforts deployed to provide these services. We intend to focus on increasing our service offerings that are based on non-linear pricing models that allow us to price our services based on the value we deliver to our clients rather than the headcount deployed to deliver the services to them. We believe that non-linear pricing models help us to grow our revenue without increasing our headcount. Accordingly, we expect increased use of non-linear pricing models to result in higher revenue per employee and improved margins. Non-linear revenues may be subject to short-term pressure on margins, however, as initiatives in developing the products and services take time to deliver. Moreover, in outcome-based arrangements, we bear the risk of failure to achieve clients’ business objectives in connection with these projects. For more information, see “Part III — Risk Factors — If our pricing structures do not accurately anticipate the cost and complexity of performing our work, our profitability may be negatively affected.”

In our WNS Auto Claims BPM segment, we earn revenue from claims handling and repair management services. For claims handling, we charge on a per claim basis or a fixed fee per vehicle over a contract period. For automobile repair management services, where we arrange for the repairs through a network of repair centers that we have established, we invoice the client for the amount of the repair. When we direct a vehicle to a specific repair center, we receive a referral fee from that repair center. We also provide a consolidated suite of services towards accident management including credit hire and credit repair for “non-fault” repairs business. Effective July 1, 2015, our subsidiary WNS Legal Assistance LLP, commenced providing legal services in relation to personal injury claims.

Revenue by Contract Type

For the three months ended June 30, 2017 and 2016, our revenue and revenue less repair payments (non-GAAP) were diversified by contract type in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments (non-GAAP)
	Three months ended June 30,		Three months ended June 30,
Contract Type	2017	2016	2017	2016
Full-time-equivalent	62.7%	72.8%	64.4%	76.5%
Transaction	19.0%	18.7%	16.7%	14.6%
Fixed price	4.9%	3.3%	5.1%	3.4%
Outcome-based	0.2%	0.3%	0.2%	0.3%
Others	13.2%	4.9%	13.6%	5.2%

Total	100.0%	100.0%	100.0%	100.0%

Expenses

The majority of our expenses consist of cost of revenue and operating expenses. The key components of our cost of revenue are employee costs, facilities costs, payments to repair centers, depreciation, travel expenses, and legal and professional costs. Our operating expenses include selling and marketing expenses, general and administrative expenses, foreign exchange gains and losses and amortization of intangible assets. Our non-operating expenses include finance expenses as well as other expenses recorded under “other income, net.”

Cost of Revenue

Employee costs represent the largest component of cost of revenue. In addition to employee salaries, employee costs include costs related to recruitment, training and retention and share-based compensation expense. Historically, our employee costs have increased primarily due to increases in number of employees to support our growth and, to a lesser extent, to recruit, train and retain employees. Salary levels in India and our ability to efficiently manage and retain our employees significantly influence our cost of revenue. Regulatory developments may still result in wage increases in India and increase our cost of revenue. For example, in December 2015, the Government of India amended the India Payment of Bonus Act, which mandated increased employee bonus amounts for certain wage categories, effective retroactively from April 1, 2014. See “Part I — Item 4. Information on the Company — B. Business Overview — Human Capital” of our annual report on Form 20-F for the fiscal year ended March 31, 2017.

Our WNS Auto Claims BPM segment includes repair management services, where we arrange for automobile repairs through a network of third party repair centers. This cost is primarily driven by the volume of accidents and the amount of the repair costs related to such accidents. It also includes incremental and direct costs incurred to contract with claimants by WNS Legal Assistance LLP.

Our facilities costs comprise lease rentals, utilities cost, facilities management and telecommunication network cost. Most of our leases for our facilities are long-term agreements and have escalation clauses which provide for increases in rent at periodic intervals commencing between three and five years from the start of the lease. Most of these agreements have clauses that have fixed escalation of lease rentals.

We create capacity in our operational infrastructure ahead of anticipated demand as it takes six to nine months to build up a new site. Hence, our cost of revenue as a percentage of revenue may be higher during periods in which we carry such additional capacity.

Once we are engaged by a client in a new contract, we normally have a transition period to transfer the client’s processes to our delivery centers and accordingly incur costs related to such transfer. Therefore, our cost of revenue in relation to our revenue may be higher until the transfer phase is completed, which may last for two to six months.

Selling and Marketing Expenses

Our selling and marketing expenses primarily comprise employee costs for sales and marketing personnel, travel expenses, legal and professional fees, share-based compensation expense, brand building expenses and other general expenses relating to selling and marketing.

General and Administrative Expenses

Our general and administrative expenses primarily comprise employee costs for senior management and other support personnel, travel expenses, legal and professional fees, share-based compensation expense and other general expenses not related to cost of revenue and selling and marketing.

Foreign Exchange Loss / (Gain), Net

Foreign exchange gains or losses, net include:

•	marked to market gains or losses on derivative instruments that do not qualify for “hedge” accounting and are deemed ineffective;

•	realized foreign currency exchange gains or losses on settlement of transactions in foreign currency and derivative instruments; and

•	unrealized foreign currency exchange gains or losses on revaluation of other assets and liabilities.

Amortization of Intangible Assets

Amortization of intangible assets is primarily associated with our acquisitions of Aviva Global Services Singapore Pte. Ltd. (“Aviva Global”) in July 2008 (included up to November 2016) , Fusion Outsourcing Services (Proprietary) Limited in June 2012, Value Edge Research Services Private Limited and its subsidiaries (“Value Edge”) in June 2016, Denali Sourcing Services Inc. (“Denali”) in January 2017, HealthHelp Inc. (“HealthHelp”) in March 2017 and the acquisition of a customer contract from Telkom in May 2015.

Other Income, Net

Other income, net comprises interest income, income from investments, gain or loss on sale of assets and other miscellaneous expenses.

Finance Expense

Finance expense primarily relates to interest charges payable on our term loans and short term borrowings, transaction costs and the gains/losses on settlement of related derivative instruments.

Operating Data

Our profit margin is largely a function of our asset utilization and the rates we are able to recover for our services. One of the most significant components of our asset utilization is our seat utilization rate which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our seats. Generally, an improvement in seat utilization rate will improve our profitability unless there are other factors which increase our costs such as an increase in lease rentals, large ramp-ups to build new seats, and increases in costs related to repairs and renovations to our existing or used seats. In addition, an increase in seat utilization rate as a result of an increase in the volume of work will generally result in a lower cost per seat and a higher profit margin as the total fixed costs of our built up seats remain the same while each seat is generating more revenue.

The following table presents certain operating data as at the dates indicated:

	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
Total head count	34,789	33,968	32,184	31,719	32,448	32,388
Built up seats(1)	28,932	28,008	27,142	26,996	27,123	26,407
Used seats(1)	22,331	20,795	20,035	20,562	20,433	20,063
Seat utilization rate(2)	1.21	1.20	1.18	1.19	1.21	1.22

Notes:

1)	Built up seats refer to the total number of production seats (excluding support functions like Finance, Human Resource, Administration and seats dedicated for business continuity planning) that are set up in any premises. Used seats refer to the number of built up seats that are being used by employees. The remainder would be termed “vacant seats.” The vacant seats would get converted into used seats when we increase headcount. Previously, our reported built up seats included seats dedicated for business continuity planning. Commencing fiscal 2016, we have been reporting our built up seats and computing our seat utilization rate excluding seats dedicated for business continuity planning to better reflect our business operations. The built up seats and seat utilization rate presented for prior years in the table above have been re-computed to exclude seats dedicated for business continuity planning.
2)	The seat utilization rate is calculated by dividing the average total headcount by the average number of built up seats to show the rate at which we are able to utilize our built up seats. Average total headcount and average number of built up seats are calculated by dividing the aggregate of the total headcount or number of built up seats, as the case may be, as at the beginning and end of the quarter by two.

Results of Operations

The following table sets forth certain financial information as a percentage of revenue and revenue less repair payments (non-GAAP) for the periods indicated:

	As a percentage of
	Revenue		Revenue less repair payments (non-GAAP)
	Three months ended June 30,
	2017	2016	2017	2016
Cost of revenue	69.3%	66.7%	68.4%	65.0%
Gross profit	30.7%	33.3%	31.6%	35.0%
Operating expenses:
Selling and marketing expenses	5.0%	5.2%	5.1%	5.5%
General and administrative expenses	15.3%	14.1%	15.7%	14.8%
Foreign exchange loss/(gains), net	(2.7)%	(0.1)%	(2.7)%	(0.1)%
Amortization of intangible assets	2.2%	4.3%	2.2%	4.5%
Operating profit	11.0%	9.8%	11.3%	10.3%
Other (income)/expense, net	(1.5)%	(1.6)%	(1.6)%	(1.7)%
Finance expense	0.6%	0.0%	0.6%	0.0%
Provision for income taxes	2.6%	3.1%	2.7%	3.3%
Profit	9.3%	8.2%	9.5%	8.6%

The following table reconciles revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) and sets forth payments to repair centers and revenue less repair payments (non-GAAP) as a percentage of revenue for the periods indicated:

	Three months ended June 30,
	2017	2016	2017	2016
	(US dollars in millions)
Revenue	$180.1	$148.0	100.0%	100.0%
Less: Payments to repair centers	4.8	7.2	2.7%	4.9%

Revenue less repair payments (non-GAAP)	$175.3	$140.8	97.3%	95.1%

The following table presents our results of operations for the periods indicated:

	Three months ended June 30,
	2017	2016
	(US dollars in millions)
Revenue	$180.1	$148.0
Cost of revenue(1)	124.7	98.7

Gross profit	55.4	49.3
Operating expenses:
Selling and marketing expenses(2)	9.0	7.7
General and administrative expenses(3)	27.5	20.9
Foreign exchange loss/(gains), net	(4.8)	(0.1)
Amortization of intangible assets	3.9	6.3

Operating profit	19.8	14.5
Other income, net	(2.8)	(2.3)
Finance expense	1.1	0.1

Profit before income taxes	21.4	16.8
Provision for income taxes	4.7	4.6

Profit	$16.7	$12.2

Notes:

1)	Includes share-based compensation expense of $0.8 million and $0.6 million for the three months ended June 30, 2017 and 2016, respectively.
2)	Includes share-based compensation expense of $0.5 million and $0.3 million for the three months ended June 30, 2017 and 2016, respectively.
3)	Includes share-based compensation expense of $5.1 million and $4.5 million for the three months ended June 30, 2017 and 2016, respectively.

Results for the three months ended June 30, 2017 compared to the three months ended June 30, 2016

The following table sets forth our revenue and percentage change in revenue for the periods indicated:

Revenue

	Three months ended June 30,
	2017	2016	Change	% Change
	(US dollars in millions)
Revenue	$180.1	$148.0	$32.1	21.7%

The increase in revenue of $32.1 million was primarily attributable to revenue of $34.3 million from new clients, including clients of businesses acquired since the comparative period last year and an increase in hedging gain on our revenue by $2.2 million to a gain of $3.4 million for the three months ended June 30, 2017 from a gain of $1.2 million for the three months ended June 30, 2016 partially offset by a decrease in revenue from existing clients of $4.4 million. The increase in revenue was primarily attributable to higher volumes in our healthcare, diversified businesses, travel, utilities, insurance, banking and financial services, and shipping and logistics verticals, partially offset by a lower volume from existing clients in our consulting and professional services vertical. The increase was partially offset by a depreciation of the pound sterling and euro by an average of 10.9% and 2.6%, respectively, against the US dollar for the three months ended June 30, 2017 as compared to the average exchange rate for the three months ended June 30, 2016.

Revenue by Geography

The following table sets forth the composition of our revenue based on the location of our clients in our key geographies for the periods indicated:

	Revenue		As a percentage of Revenue
	Three months ended June 30,
	2017	2016	2017	2016
	(US dollars in millions)
North America (primarily the US)	$73.1	$45.1	40.6%	30.5%
UK	66.1	65.8	36.7%	44.5%
Australia	13.5	10.6	7.5%	7.2%
South Africa	10.5	9.5	5.8%	6.4%
Europe (excluding the UK)	9.9	9.4	5.5%	6.3%
Rest of world	7.1	7.6	3.9%	5.1%

Total	$180.1	$148.0	100.0%	100.0%

The increase in revenue in North America (primarily the US) was primarily driven by higher volumes in our healthcare, diversified businesses, travel, banking and financial services, and insurance verticals including revenue from clients of businesses acquired in the fourth quarter of fiscal 2017, partially offset by a lower volume in our consulting and professional services vertical. The increase in revenue from the Australia region was primarily attributable to a higher volume in our insurance vertical, partially offset by a lower volume in our travel vertical. The increase in revenue from the South Africa region was primarily attributable to a higher volume in our diversified businesses vertical, partially offset by lower volumes in our travel, and banking and financial services verticals. The increase in revenue from the Europe (excluding the UK) region was primarily attributable to a higher volume in our healthcare vertical, partially offset by a lower volume in our diversified businesses vertical. The increase in revenue from the UK region was primarily attributable to higher volumes in our utilities, healthcare, and travel verticals, partially offset by a depreciation of the pound sterling by an average of 10.9% against the US dollar for the three months ended June 30, 2017 as compared to the average exchange rate for the three months ended June 30, 2016 and lower volumes in our insurance, and consulting and professional services verticals. The decrease in revenue from the Rest of world region was primarily attributable to lower volumes in our diversified businesses, and banking and financial services verticals.

Revenue Less Repair Payments (non-GAAP)

The following table sets forth our revenue less repair payment (non-GAAP) and percentage change in revenue less repair payments (non-GAAP) for the periods indicated:

	Three months ended June 30,
	2017	2016	Change	% Change
	(US dollars in millions)
Revenue less repair payments (non-GAAP)	$175.3	$140.8	$34.5	24.5%

The increase in revenue less repair payments (non-GAAP) of $34.5 million was primarily attributable to revenue less repair payments (non-GAAP) of $33.6 million from new clients, including clients of businesses acquired since the comparative period last year and an increase in hedging gain on our revenue less repair payments (non-GAAP) by $2.2 million to a gain of $3.4 million for the three months ended June 30, 2017 from a gain of $1.2 million for the three months ended June 30, 2016, which was partially offset by a decrease in revenue less repair payments (non-GAAP) from existing clients of $1.3 million. The increase in revenue less repair payments (non-GAAP) was primarily attributable to higher volumes in our healthcare, diversified businesses, insurance, travel, utilities, banking and financial services, and shipping and logistics verticals, partially offset by a lower volume from existing clients in our consulting and professional services vertical. The increase was partially offset by a depreciation of the pound sterling and euro by an average of 10.9% and 2.6%, respectively, against the US dollar for the three months ended June 30, 2017 as compared to the average exchange rate for the three months ended June 30, 2016.

Revenue Less Repair Payments (non-GAAP) by Geography

The following table sets forth the composition of our revenue less repair payments (non-GAAP) based on the location of our clients in our key geographies for the periods indicated:

	Revenue less repair payments		As a percentage of revenue less repair payments
	Three months ended June 30,
	2017	2016	2017	2016
	(US dollars in millions)
North America (primarily the US)	$73.1	$45.1	41.7%	32.1%
UK	61.2	58.6	34.9%	41.6%
Australia	13.5	10.6	7.7%	7.5%
South Africa	10.5	9.6	6.0%	6.7%
Europe (excluding the UK)	9.9	9.4	5.6%	6.7%
Rest of world	7.1	7.6	4.0%	5.4%

Total	$175.3	$140.8	100.0%	100.0%

The increase in revenue less repair payments (non-GAAP) in North America (primarily the US) was primarily driven by higher volumes in our healthcare, diversified businesses, travel, banking and financial services, and insurance verticals including revenue less repair payments (non-GAAP) from clients of businesses acquired in the fourth quarter of fiscal 2017, partially offset by a lower volume in our consulting and professional services vertical. The increase in revenue less repair payments (non-GAAP) from the Australia region was primarily attributable to a higher volume in our insurance vertical, partially offset by a lower volume in our travel vertical. The increase in revenue less repair payments (non-GAAP) from the UK region was primarily attributable to higher volumes in our utilities, healthcare and travel verticals, partially offset by a depreciation of the pound sterling by an average of 10.9% against the US dollar for the three months ended June 30, 2017 as compared to the average exchange rate for the three months ended June 30, 2016 and lower volumes in our consulting and professional services, and insurance verticals. The increase in revenue less repair payments (non-GAAP) from the South Africa region was primarily attributable to a higher volume in our diversified businesses vertical, partially offset by lower volumes in our travel, and banking and financial services verticals. The increase in revenue less repair payments (non-GAAP) from the Europe (excluding the UK) region was primarily attributable to a higher volume in our healthcare vertical, partially offset by a lower volume in our diversified businesses vertical. The decrease in revenue less repair payments (non-GAAP) from the Rest of world region was primarily attributable to lower volumes in our diversified businesses, and banking and financial services verticals.

Cost of Revenue

The following table sets forth the composition of our cost of revenue for the periods indicated:

	Three months ended June 30,
	2017	2016	Change
	(US dollars in millions)
Employee costs	$82.1	$59.7	$22.4
Facilities costs	21.0	17.2	3.8
Repair payments	4.8	7.2	(2.3)
Depreciation	4.7	4.0	0.7
Travel costs	3.4	2.8	0.6
Legal and professional costs	2.8	1.6	1.2
Other costs	6.0	6.3	(0.2)

Total cost of revenue	$124.7	$98.7	$26.1

As a percentage of revenue	69.3%	66.7%

The increase in cost of revenue was primarily due to higher employee cost on account of higher headcount (including headcount of businesses acquired since the comparative period last year) and wage inflation; higher facilities costs on account of expansion of existing facilities and addition of new facilities; higher legal and professional costs; higher depreciation costs; and higher travel costs. The cost of revenue was also driven by an appreciation of the Indian rupee and South African rand against the US dollar by an average of 3.7% and 12.4%, respectively, for the three months ended June 30, 2017 as compared to the average exchange rate for the three months ended June 30, 2016, which resulted in an increase of approximately $3.4 million. These increases were partially offset by lower repair payments, and lower other costs primarily due to a decrease in subcontracting costs. Further, the depreciation of the Philippines peso against the US dollar by an average of 7.1% for the three months ended June 30, 2017 as compared to the average exchange rate for the three months ended June 30, 2016 resulted in a decrease of approximately $0.7 million in the cost of revenue.

Gross Profit

The following table sets forth our gross profit for the periods indicated:

	Three months ended June 30,
	2017	2016	Change
	(US dollars in millions)
Gross profit	$55.4	$49.3	$6.1
As a percentage of revenue	30.7%	33.3%
As a percentage of revenue less repair payments (non-GAAP)	31.6%	35.0%

Gross profit as a percentage of revenue and revenue less repair payments (non-GAAP) decreased primarily due to higher cost of revenue as discussed above. Cost of revenue was higher notwithstanding the depreciation of the Philippines peso against the US dollar by an average of 7.1% for the three months ended June 30, 2017 as compared to the average exchange rate for the three months ended June 30, 2016. This increase in cost of revenue was partially offset by higher revenue, and an increase in hedging gain on our revenue by $2.2 million to $3.4 million for the three month ended June 30, 2017 from $1.2 million for the three month ended June 30, 2016.

Our built up seats increased by 6.7% from 27,123 as at June 30, 2016 to 28,932 as at June 30, 2017, during which we expanded seating capacities in our existing delivery centers in Pune and Gurgaon, India and added new facilities in Philippines, South Africa, and Romania. This was part of our strategy to expand our delivery capabilities. Further, we added new facilities in Noida and Pune, India, the US, and Turkey due to our acquisitions of Value Edge, Denali and HealthHelp since the comparative period last year. Our total headcount increased by 7.2% from 32,448 as at June 30, 2016 to 34,789 as at June 30, 2017, resulting in a marginal decrease in our seat utilization rate from 1.211 for the three months ended June 30, 2016 to 1.208 for the three months ended June 30, 2017. This 0.004 decrease in seat utilization contributed in a decrease in our gross profit by approximately 0.04% as a percentage of revenue and revenue less repair payments (non-GAAP) in the three months ended June 30, 2017.

Selling and Marketing Expenses

The following table sets forth the composition of our selling and marketing expenses for the periods indicated:

	Three months ended June 30,
	2017	2016	Change
	(US dollars in millions)
Employee costs	$6.5	$5.7	$0.8
Other costs	2.5	2.0	0.5

Total selling and marketing expenses	$9.0	$7.7	$1.3

As a percentage of revenue	5.0%	5.2%
As a percentage of revenue less repair payments	5.1%	5.5%

The increase in selling and marketing expenses was primarily due to an increase in employee costs as a result of an increase in sales headcount and wage inflation, and an increase in other costs as a result of higher marketing related expenses, and higher travel cost. This increase was partially offset by the depreciation of the pound sterling against the US dollar by an average of 10.9% for the three months ended June 30, 2017 as compared to the average exchange rate for the three months ended June 30, 2016 which resulted in a decrease of approximately of $0.3 million of selling and marketing expenses. Our selling and marketing expenses also increased as a result of our acquisitions since the comparative period last year.

General and Administrative Expenses

The following table sets forth the composition of our general and administrative expenses for the periods indicated:

	Three months ended June 30,
	2017	2016	Change
	(US dollars in millions)
Employee costs	$20.2	$16.0	$4.2
Other costs	7.3	4.9	2.5

Total general and administrative expenses	$27.5	$20.9	$6.6

As a percentage of revenue	15.3%	14.1%
As a percentage of revenue less repair payments	15.7%	14.8%

The increase in general and administrative expenses was primarily due to an increase in employee costs as a result of higher salaries on account of higher headcount, wage inflation and higher share-based compensation, and an increase in other costs as a result of higher legal and professional costs, higher travel cost, higher other miscellaneous costs, and higher facilities cost. The increase in general and administrative expenses was also driven by appreciation of the Indian rupee and South African rand against the US dollar by an average of 3.7% and 12.4%, respectively, for the three months ended June 30, 2017 as compared to the average exchange rate for the three months ended June 30, 2016, resulted in an increase of approximately $0.5 million.

Foreign Exchange Loss / (Gains), Net

The following table sets forth our foreign exchange loss / (gains), net for the periods indicated:

	Three months ended June 30,
	2017	2016	Change
	(US dollars in millions)
Foreign exchange loss / (gains), net	$(4.8)	$(0.1)	$(4.7)

The foreign exchange gains were higher primarily due to higher gains of $11.4 million from our rupee and US dollar denominated hedges as a result of a depreciation of the pound sterling, partially offset by higher foreign currency revaluation loss of $6.7 million arising from $1.7 million loss for the three months ended June 30, 2017 as against a gain of $5.0 million for the three months ended June 30, 2016.

Amortization of Intangible Assets

The following table sets forth our amortization of intangible assets for the periods indicated:

	Three months ended June 30,
	2017	2016	Change
	(US dollars in millions)
Amortization of intangible assets	$3.9	$6.3	$(2.4)

The decrease in amortization of intangible assets was primarily attributable to the completion of amortization in November 2016 of intangible assets associated with our acquisition of Aviva Global made in July 2008, partially offset by the amortization of intangible assets arising out of our acquisitions of Value Edge, Denali and HealthHelp in June 2016, January 2017 and March 2017, respectively.

Operating Profit

The following table sets forth our operating profit for the periods indicated:

	Three months ended June 30,
	2017	2016	Change
	(US dollars in millions)
Operating profit	$19.8	$14.5	$5.2
As a percentage of revenue	11.0%	9.8%
As a percentage of revenue less repair payments (non-GAAP)	11.3%	10.3%

Operating profit as a percentage of revenue and revenue less repair payments (non-GAAP) is higher due to higher revenues, higher foreign exchanges gains, and lower amortization expenses, partially offset by higher cost of revenue, higher general and administrative expenses, and higher selling and marketing expenses.

Other income, net

The following table sets forth our other income, net for the periods indicated:

	Three months ended June 30,
	2017	2016	Change
	(US dollars in millions)
Other income, net	$(2.8)	$(2.3)	$(0.4)

Other income was higher primarily due to a higher yield on our cash and cash equivalents and investments.

Finance Expense

The following table sets forth our finance expense for the periods indicated:

	Three months ended June 30,
	2017	2016	Change
	(US dollars in millions)
Finance expense	$1.1	$0.1	$1.0

Finance expense increased primarily on account of interest on long term loans taken for the acquisition of Denali and HealthHelp in the fourth quarter of fiscal 2017.

Provision for Income Taxes

The following table sets forth our provision for income taxes for the periods indicated:

	Three months ended June 30,
	2017	2016	Change
	(US dollars in millions)
Provision for income taxes	$4.7	$4.6	$0.1

The increase in provision for income taxes is marginal in comparison to the increase in profits primarily due to higher profits in locations where we enjoy tax holidays.

Profit

The following table sets forth our profit for the periods indicated:

	Three months ended June 30,
	2017	2016	Change
	(US dollars in millions)
Profit	$16.7	$12.2	$4.5
As a percentage of revenue	9.3%	8.2%
As a percentage of revenue less repair payments	9.5%	8.6%

The increase in profit was primarily on account of higher operating profit and higher other income, partially offset by higher finance expenses. Further, profit is higher as the increase in provision for income taxes is marginal in comparison to the increase in profits due to higher profits in locations where we enjoy tax holidays.

Liquidity and Capital Resources

Our capital requirements are principally for the establishment of operating facilities to support our growth and acquisitions, debt repayment and to fund the repurchase of ADSs under our share repurchase programs, as described in further detail in “Part II — Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchases” of our annual report on Form 20-F for the fiscal year ended March 31, 2017. Our sources of liquidity include cash and cash equivalents and cash flow from operations, supplemented by equity and debt financing and bank credit lines, as required.

As at June 30, 2017, we had cash and cash equivalents of $105.1 million which were primarily held in US dollars, Indian rupees, pound sterling, South African rand, Philippines pesos and Sri Lankan rupees. We typically seek to invest our available cash on hand in bank deposits and money market instruments. Our investments include primarily bank deposits, marketable securities and mutual funds which totaled $89.4 million as at June 30, 2017.

As at June 30, 2017, our total debt outstanding was $118.0 million. We also had available lines of credit amounting to $77.6 million. As at June 30, 2017, no amounts were drawn under these lines of credit.

As at June 30, 2017, our Indian subsidiary, WNS Global, had unsecured lines of credit of ₹1,100.0 million ($17.0 million based on the exchange rate on June 30, 2017) from The Hongkong and Shanghai Banking Corporation Limited, $15.0 million from BNP Paribas, ₹1,200.0 million ($18.6 million based on the exchange rate on June 30, 2017) from Citibank N.A. and ₹810.0 million ($12.5 million based on the exchange rate on June 30, 2017) from Standard Chartered Bank for working capital purposes. Interest on these lines of credit would be determined on the date of the borrowing. These lines of credit generally can be withdrawn by the relevant lender at any time. As at June 30, 2017, there was no amount utilized from these lines of credit.

In February 2017, WNS UK renewed its working capital facility obtained from HSBC Bank plc. of £9.9 million ($12.8 million based on the exchange rate on June 30, 2017) until February 28, 2018. The working capital facility bears interest at Bank of England base rate plus a margin of 2.45% per annum. Interest is payable on a quarterly basis. The facility is subject to conditions to drawdown and can be withdrawn by the lender at any time by notice to the borrower. As at June 30, 2017, there was no outstanding amount under this facility.

As at June 30, 2017, our South African subsidiary, WNS Global Services SA (Pty) Ltd., had an unsecured line of credit of ZAR 20.8 million ($1.6 million based on the exchange rate on June 30, 2017) from The HSBC Bank plc. for working capital purposes. This facility bears interest at prime rate plus margin of 2.25% per annum. This line of credit can be withdrawn by the lender at any time. As at June 30, 2017, there was no outstanding amount under this facility.

In January 2017, our United States subsidiary, WNS North America Inc., obtained a term loan facility for $34.0 million from BNP Paribas, Hong Kong. The proceeds from this loan facility were used to finance our acquisition of Denali. The loan bears interest at a rate equivalent to the three-month US dollar LIBOR plus a margin of 1.27% per annum. In connection with the term loan, we have entered into an interest rate swap with a bank to swap the variable portion of the interest based on three month US dollar LIBOR to a fixed rate of 1.5610%. WNS North America Inc.’s obligations under the term loan are guaranteed by WNS. The term loan is secured by a pledge of shares of Denali held by WNS North America Inc. and security over the assets of WNS North America Inc. The facility agreement for the term loan contains certain covenants, including restrictive covenants relating to our indebtedness and financial covenants relating to our EBITDA to debt service ratio and total borrowings to EBITDA ratio, each as defined in the facility agreement. The loan matures in January 2020 and the principal is repayable in six semi-annual installments. The first five repayment installments are $5.7 million each and the sixth and final repayment installment is $5.8 million. On July 20, 2017, we repaid the first scheduled repayment of $5.7 million.

In March 2017, our Mauritius subsidiary, WNS (Mauritius) Limited, obtained a term loan facility for $84.0 million from HSBC Bank (Mauritius) Ltd. and Standard Chartered Bank, UK. The proceeds from this loan facility were used to finance our acquisition of HealthHelp. The loan bears interest at a rate equivalent to the three-month US dollar LIBOR plus a margin of 0.95% per annum. In connection with the term loan, we have entered into interest rate swaps with banks to swap the variable portion of the interest based on three month US dollar LIBOR to a fixed rate of 1.9635%. WNS (Mauritius) Limited’s obligations under the term loan are guaranteed by WNS. The term loan is secured by a pledge of shares of WNS (Mauritius) Limited held by WNS. The facility agreement for the term loan contains certain covenants, including restrictive covenants relating to our indebtedness and financial covenants relating to our EBITDA to debt service ratio and total borrowings to EBITDA ratio, each as defined in the facility agreement. The loan matures in March 2022 and the principal is repayable in ten semiannual installments of $8.4 million each. The first scheduled repayment date is in September 2017.

Based on our current level of operations, we expect that our anticipated cash generated from operating activities, cash and cash equivalents on hand, and use of existing credit facilities will be sufficient to fund our debt repayment obligations, estimated capital expenditures, share repurchase, contingent consideration for our acquisitions of Denali and HealthHelp and working capital needs for the next 12 months. However, if our lines of credit were to become unavailable for any reason, we would require additional financing to fund our debt repayment obligations, capital expenditures, share repurchase, contingent consideration for our acquisitions of Denali and HealthHelp and working capital needs. We currently expect our capital expenditures needs in fiscal 2018 to be between $28.0 million to $30 million. The geographical distribution, timing and volume of our capital expenditures in the future will depend on new client contracts we may enter into or the expansion of our business under our existing client contracts. Our capital expenditure for the three months ended June 30, 2017 amounted to $7.3 million and our capital commitments (net of capital advances) as at June 30, 2017 was $7.5 million. Further, under the current challenging economic and business conditions as discussed under “— Global Economic Conditions” above, there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations. If the current market conditions deteriorate, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. If our cash flows from operations are lower than anticipated, including as a result of the ongoing downturn in the market conditions or otherwise, we may need to obtain additional financing to meet our debt repayment obligations and pursue certain of our expansion plans. Further, we may in the future make further acquisitions. If we have significant growth through acquisitions or require additional operating facilities beyond those currently planned to service new client contracts, we may also need to obtain additional financing. We believe in maintaining maximum flexibility when it comes to financing our business. We regularly evaluate our current and future financing needs. Depending on market conditions, we may access the capital markets to strengthen our capital position, and provide us with additional liquidity for general corporate purposes, which may include capital expenditures acquisitions, refinancing of our indebtedness and working capital. If current market conditions deteriorate, we may not be able to obtain additional financing or any such additional financing may be available to us on unfavorable terms. An inability to pursue additional opportunities will have a material adverse effect on our ability to maintain our desired level of revenue growth in future periods.

The following table shows our cash flows for the three months ended June 30, 2017 and 2016:

	Three months ended June 30,
	2017	2016
	(US dollars in millions)
Net cash provided by operating activities	$14.1	$17.7
Net cash provided by investing activities	$17.0	$27.9
Net cash provided by /(used in) financing activities	$1.1	$(22.1)

Cash Flows from Operating Activities

Net cash provided by operating activities decreased to $14.1 million for the three months ended June 30, 2017 from $17.7 million for the three months ended June 30, 2016. The decrease in net cash provided by operating activities was attributable to an increase in outflow towards working capital by $6.7 million, an increase in outflow towards income taxes paid by $1.7 million, and an increase in outflow towards interest paid by $0.8 million, partially offset by an increase in net profit as adjusted by non-cash and other items by $5.4 million and interest received by $0.2 million.

The net profit as adjusted for non-cash and other items primarily comprised the following: (i) profit of $16.7 million for the three months ended June 30, 2017 as compared to $12.2 million for the three months ended June 30, 2016; (ii) unrealized exchange gain of $1.0 million for the three months ended June 30, 2017 as compared to $5.6 million for the three months ended June 30, 2016; (iii) unrealized loss on derivative instruments of $3.4 million for the three months ended June 30, 2017 as compared to $8.4 million for the three months ended June 30, 2016; (iv) current tax expense of $4.7 million for the three months ended June 30, 2017 as compared to $6.3 million for the three months ended June 30, 2016; (v) deferred tax expense of $0.02 million for the three months ended June 30, 2017 as compared to a deferred tax credit of $1.7 million for the three months ended June 30, 2016; (vi) share-based compensation expense of $6.4 million for the three months ended June 30, 2017 as compared to $5.4 million for the three months ended June 30, 2016; (vii) depreciation and amortization expense of $8.7 million for the three months ended June 30, 2017 as compared to $10.4 million for the three months ended June 30, 2016; (viii) interest expense of $1.0 million for the three months ended June 30, 2017 as compared to $0.1 million for the three months ended June 30, 2016 and (ix) reversal of allowance for doubtful debts of $0.1 million for the three months ended June 30, 2017 as compared to $1.0 million for the three months ended June 30, 2016.

Cash outflow on account of working capital changes was $18.9 million for the three months ended June 30, 2017 as compared to $12.2 million for the three months ended June 30, 2016. This was primarily on account of an increase in cash outflow due to higher current assets by $4.6 million and an increase in cash outflow due to lower current liabilities and deferred revenues by $4.0 million, partially offset by a decrease in cash outflow towards accounts payable by $1.6 million and an increase in cash inflow due to lower accounts receivables and unbilled revenue by $0.3 million.

Cash Flows from Investing Activities

Net cash provided by investing activities decreased to $17.0 million for the three months ended June 30, 2017 from $27.9 million for the three months ended June 30, 2016. This was primarily on account of a cash inflow of $23.5 million from sale of marketable securities for the three months ended June 30, 2017 as compared to $48.8 million for the three months ended June 30, 2016; a cash outflow of $7.3 million towards purchase of property, plant and equipment (comprising mainly leasehold improvements, furniture and fixtures, office equipment and information technology equipment) and intangible assets (comprising computer software) for the three months ended June 30, 2017 as compared to $5.2 million for the three months ended June 30, 2016; partially offset by a cash outflow of $0.5 million towards deferred consideration payable for the acquisition of Denali for the three months ended June 30, 2017 as compared to $17.1 million (net of cash acquired) payable towards the acquisition of Value Edge for the three months ended June 30, 2016.

Cash Flows from Financing Activities

Net cash provided by financing activities was $1.1 million for the three months ended June 30, 2017 as compared to net cash used in financing activities of $22.1 million for the three months ended June 30, 2016. This was primarily on account of a cash outflow of $Nil toward share repurchase for the three months ended June 30, 2017 as compared to a cash outflow of $22.9 million for the three months ended June 30, 2016; an increase in cash inflow from the exercise of options by grantees under our share plans of $1.3 million for the three months ended June 30, 2017 as compared to $0.6 million for the three months ended June 30, 2016, which was partially offset by an increase in cash outflow towards debt issuance costs of $0.3 million for the three months ended June 30, 2017 as compared to $Nil for the three months ended June 30, 2016.

Tax Assessment Orders

Transfer pricing regulations to which we are subject require that any international transaction among the WNS group enterprises be on arm’s-length terms. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arm’s-length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. We have signed an advance pricing agreement with the Government of India providing for the agreement on transfer pricing matters over certain transactions covered thereunder for a period of five years starting from April 2013. The applicable tax authorities may also disallow deductions or tax holiday benefits claimed by us and assess additional taxable income on us in connection with their review of our tax returns.

From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2004 through fiscal 2013 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated ₹2,378.5 million ($36.8 million based on the exchange rate on June 30, 2017) in additional taxes, including interest of ₹884.8 million ($13.7 million based on the exchange rate on June 30, 2017).

The following sets forth the details of these orders of assessment:

Entity	Tax year(s)	Amount demanded (including interest)			Interest on amount Demanded
		(₹ and US dollars in millions)
WNS Global	Fiscal 2004	₹	12.5	$(0.2)(1)	₹	3.1	$(0.1)(1)
WNS Global	Fiscal 2005	₹	27.4	$(0.4)(1)	₹	8.6	$(0.1)(1)
WNS Global	Fiscal 2006	₹	527.1	$(8.1)(1)	₹	194.9	$(3.0)(1)
Permanent establishment of WNS UK in India	Fiscal 2006	₹	67.9	$(1.1)(1)	₹	24.1	$(0.4)(1)
WNS Global	Fiscal 2007	₹	98.7	$(1.5)(1)	₹	31.9	$(0.5)(1)
Permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2007	₹	18.6	$(0.3)(1)	₹	4.4	$(0.1)(1)
WNS Global	Fiscal 2008	₹	819.6	$(12.6)(1)	₹	344.1	$(5.3)(1)
WNS BCS	Fiscal 2009	₹	7.1	$(0.1)(1)	₹	2.3	$(0.1)(1)
WNS Global	Fiscal 2010	₹	60.2	$(0.9)(1)	₹	23.5	$(0.4)(1)
WNS BCS	Fiscal 2010	₹	1.0	$(0.1)(1)		—	—
WNS BCS	Fiscal 2011	₹	9.7	$(0.2)(1)	₹	3.2	$(0.1)(1)
WNS Global	Fiscal 2012	₹	305.7	$(4.7)(1)	₹	107.4	$(1.7)(1)
WNS Global	Fiscal 2013	₹	423.0	$(6.6)(1)	₹	137.3	$(2.1)(1)
Total		₹	2,378.5	$(36.8)(1)	₹	884.8	$(13.7)(1)

Note:

(1)	Based on the exchange rate as at June 30, 2017.

The aforementioned orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global or WNS BCS (each of which is one of our Indian subsidiaries), as the case may be, and our other wholly-owned subsidiaries named above were not on arm’s length terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at June 30, 2017, we have provided a tax reserve of ₹806.2 million ($12.5 million based on the exchange rate on June 30, 2017) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by first level appellate authorities, vacating tax demands of ₹2,906.3 million ($45.0 million based on the exchange rate on June 30, 2017) in additional taxes, including interest of ₹897.5 million ($13.9 million based on the exchange rate on June 30, 2017). The income tax authorities have filed appeals against these orders at higher appellate authorities.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited a portion of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at June 30, 2017, corporate tax returns for fiscal years 2014 (for certain legal entities) and thereafter remain subject to examination by tax authorities in India.

After consultation with our Indian tax advisors and based on the facts of these cases, certain legal opinions from counsel, the nature of the tax authorities’ disallowances and the orders from first level appellate authorities deciding similar issues in our favor in respect of assessment orders for earlier fiscal years, we believe these orders are unlikely to be sustained at the higher appellate authorities and we intend to vigorously dispute the orders of assessment.

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of ₹348.1 million ($5.4 million based on the exchange rate on June 30, 2017) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In response to an appeal filed by us with the appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to the lower tax authorities to be adjudicated afresh. Based on consultations with our Indian tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR25.2 million ($0.2 million based on the exchange rate on June 30, 2017) in connection with the review of our tax return for fiscal year 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Tax Appeal Commission in this regard. Based on consultations with our tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future.

Quantitative and Qualitative Disclosures about Market Risk

General

Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments.

Our exposure to market risk is primarily a function of our revenue generating activities and any future borrowings in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings to losses. Most of our exposure to market risk arises from our revenue and expenses that are denominated in different currencies.

The following risk management discussion and the estimated amounts generated from analytical techniques are forward-looking statements of market risk assuming certain market conditions. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Risk Management Procedures

We manage market risk through our treasury operations. Our senior management and our Board of Directors approve our treasury operations’ objectives and policies. The activities of our treasury operations include management of cash resources, implementation of hedging strategies for foreign currency exposures, implementation of borrowing strategies and monitoring compliance with market risk limits and policies. Our Foreign Exchange Committee, comprising the Chairman of the Board, our Group Chief Executive Officer and our Group Chief Financial Officer, is the approving authority for all our hedging transactions.

Components of Market Risk

Exchange Rate Risk

Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenue less repair payments (non-GAAP) is denominated in pound sterling and US dollars, approximately 43.5% of our expenses (net of payments to repair centers made as part of our WNS Auto Claims BPM segment) for the three months ended June 30, 2017 were incurred and paid in Indian rupees. The exchange rates between each of the pound sterling, the Indian rupee, the Australian dollar, the South African rand and the Philippines peso, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future.

Our exchange rate risk primarily arises from our foreign currency-denominated receivables. Based upon our level of operations for the three months ended June 30, 2017, a sensitivity analysis shows that a 10% appreciation or depreciation in the pound sterling against the US dollar would have increased or decreased revenue by approximately $6.2 million and increased or decreased revenue less repair payments (non-GAAP) by approximately $5.3 million for the three months ended June 30, 2017, and a 10% appreciation or depreciation in the Australian dollar against the US dollar would have increased or decreased revenue by approximately $1.2 million and increased or decreased revenue less repair payments (non-GAAP) by approximately $1.2 million for the three months ended June 30, 2017.

Similarly, a 10% appreciation or depreciation in the Indian rupee against the US dollar would have increased or decreased our expenses incurred and paid in Indian rupee for the three months ended June 30, 2017 by approximately $6.5 million, and a 10% appreciation or depreciation in the South African rand against the US dollar would have increased or decreased our expenses incurred and paid in South African rand for the three months ended June 30, 2017 by approximately $1.7 million and a 10% appreciation or depreciation in the Philippines peso against the US dollar would have increased or decreased our expenses incurred and paid in Philippines peso for the three months ended June 30, 2017 by approximately $1.6 million.

To protect against foreign exchange gains or losses on forecasted revenue and inter-company revenue, we have instituted a foreign currency cash flow hedging program. We hedge a part of our forecasted revenue and inter-company revenue denominated in foreign currencies with forward contracts and options.

Interest Rate Risk

Our exposure to interest rate risk arises from our borrowings which have a floating rate of interest, which is linked to the US dollar LIBOR. We manage this risk by maintaining an appropriate mix between fixed and floating rate borrowings and through the use of interest rate swap contracts. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. In connection with the term loan facilities entered into in fiscal 2017, we entered into interest rate swap agreements with the banks in fiscal 2017. These swap agreements effectively convert the term loans from a variable US dollar LIBOR interest rate to a fixed rate, thereby managing our exposure to changes in market interest rates under the term loans. The outstanding swap agreements as at June 30, 2017 aggregated to $118.0 million. On July 20, 2017, we repaid the first installment of $5.7 million accordingly the outstanding swap notional post loan repayment is $112.4 million.

We monitor our positions and do not anticipate non-performance by the counterparties. We intend to selectively use interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a periodic basis. We do not enter into hedging agreements for speculative purposes.

Part III — RISK FACTORS

This report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those described in the following risk factors and elsewhere in this report. If any of the following risks actually occur, our business, financial condition and results of operations could suffer and the trading price of our ADSs could decline.

Risks Related to Our Business

The global economic and geo-political conditions have been challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.

Global economic conditions continue to show signs of turbulence. Although some key indicators of sustainable economic growth show signs of improvement, volatility in the domestic politics of major markets may lead to changes in the institutional framework of the international economy.

In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum. The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last at least two years after the government of the United Kingdom formally initiated a withdrawal process on March 29, 2017, putting the United Kingdom on track to leave the European Union by April 2019. The referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, including with respect to the laws and regulations that will apply as the United Kingdom determines which European Union-derived laws to replace or replicate in the event of a withdrawal. The referendum has also given rise to calls for the governments of other European Union member states to consider withdrawal. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business, financial condition and results of operations.

34.4% of our revenues and 32.5% of our revenue less repair payments (non-GAAP) for the three months ended June 30, 2017 and 39.6% of our revenues and 37.0% of our revenue less repair payments (non-GAAP) for fiscal 2017, respectively, are denominated in pound sterling. The extent and duration of any potential decline in the value of the pound sterling to the U.S. dollar and other currencies is unknown at this time. A long-term reduction in the value of the pound sterling as a result of the U.K. referendum could adversely impact our earnings growth rate and profitability. We believe that our hedging program is effective and it substantially protects us against fluctuations in foreign currency exchange rates through a mix of forwards and options for this current fiscal year.

China continues to have room for economic growth, but such growth opportunities remain subject to political developments and uncertainties in the regulatory framework of the economy. In the US, economic growth is tempered by continuing concerns over the failure to achieve a long term solution to the issues of government spending, the increasing US national debt, and their negative impact on the US economy as well as concerns over potential increases in cost of borrowing and reduction in availability of credit as the US Federal Reserve begins raising interest rates. The policies that may be pursued by the presidential administration in the US (such as the border adjustment tax under consideration) have added further uncertainty to the global economy, and the prevailing political climate may lead to more protectionist policies. Globally, countries may require additional financial support, sovereign credit ratings may continue to decline, and there may be default on sovereign debt obligations of certain countries. Any of these may increase the cost of borrowing and cause credit to become more limited. Further, there continue to be signs of economic weakness, such as relatively high levels of unemployment, in major markets including Europe. Continuing conflicts and instability in various regions around the world may lead to additional acts of terrorism, and armed conflict around the world. The ongoing refugee crisis in Europe, North Africa and the Middle East may contribute to political and economic instability in those regions. A resurgence of isolationist and/or protectionist policies in North America, Europe and Asia may curtail global economic growth.

These economic and geo-political conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence or uncertainty in the European, US, Asian and international financial markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue or worsen, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations.

Changing economic conditions may have an effect on foreign exchange rates, which in turn may affect our business. For further information, see “— Currency fluctuations among the Indian rupee, the pound sterling, the US dollar, the Australian dollar and the South African rand could have a material adverse effect on our results of operations.”

Uncertainty about current global economic conditions could also continue to increase the volatility of our share price. We cannot predict the timing or duration of an economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted industries, including the travel and leisure and insurance industries. If macroeconomic conditions worsen or current global economic conditions continue for a prolonged period of time, we are not able to predict the impact that such worsening conditions will have on our targeted industries in general, and our results of operations specifically.

A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.

We have derived and believe that we will continue to derive in the near term a significant portion of our revenue from a limited number of large clients. In fiscal 2017 and 2016, our five largest clients accounted for 32.1% and 30.7% of our revenue and 33.5% and 32.5% of our revenue less repair payments (non-GAAP), respectively. In fiscal 2017 and 2016, our three largest clients accounted for 21.5% and 24.0% of our revenue and 22.4% and 25.4% of our revenue less repair payments (non-GAAP), respectively. In fiscal 2017, our largest client, Aviva Global Services (Management Services) Private Limited (“Aviva MS”), individually accounted for 9.0% and 9.4% of our revenue and revenue less repair payments (non-GAAP), respectively, as compared to 10.9% and 11.6% in fiscal 2016, respectively. Any loss of business from any major client could reduce our revenue and significantly harm our business.

For example, in line with our expectations, one of our top five clients by revenue contribution in fiscal 2014 and 2013, an online travel agency (“OTA”), provided us with lower volume of business in fiscal 2015 as the OTA entered into a strategic marketing agreement with another OTA in August 2013, pursuant to which, it, over a period of time, from the fourth quarter of fiscal 2014 to the fourth quarter of fiscal 2015, moved its customer care and sales processes that were previously managed by us to a technology platform managed by the other OTA. As a result, we lost most of our business from that OTA and since June 2015, we ceased to provide services to that OTA. That OTA accounted for 2.5%, 6.1% and 7.3% of our revenue and 2.6%, 6.5% and 7.7% of our revenue less repair payments (non-GAAP) in fiscal 2015, 2014 and 2013, respectively. The other OTA uses several BPM vendors to manage such processes on their technology platform. We are approved as one of the other OTA’s providers of BPM services. We have managed to compete with incumbent BPM vendors for the other OTA’s business and the other OTA has become one of our large clients.

Revenue from Aviva MS under our master services agreement with Aviva MS (the “Aviva master services agreement”) accounts for a significant portion of our revenue and we expect our dependence on Aviva MS to continue for the foreseeable future. The terms of the Aviva master services agreement include termination at will provisions which permit Aviva MS to terminate the agreement without cause with 180 days’ notice upon payment of a termination fee.

In addition, the volume of work performed for specific clients is likely to vary from year to year, particularly since we may not be the exclusive outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenue in any subsequent year. For example, revenue from Aviva MS has decreased in fiscal 2017 and 2016 from fiscal 2015. Part of this decline in revenue is attributable to revised pricing terms and part is attributable to a reduction of services due to automation performed by Aviva MS on their end. The loss of some or all of the business of any large client could have a material adverse effect on our business, results of operations, financial condition and cash flows. A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client, and these factors are not predictable. For example, a client may demand price reductions, change its outsourcing strategy or move work in-house. A client may also be acquired by a company with a different outsourcing strategy that intends to switch to another business process management service provider or return work in-house.

Our revenue is highly dependent on clients concentrated in a few industries, as well as clients located primarily in Europe and the US. Economic slowdowns or factors that affect these industries or the economic environment in Europe or the US could reduce our revenue and seriously harm our business.

A substantial portion of our clients are concentrated in the insurance industry and the travel and leisure industry. In fiscal 2017 and 2016, 29.6% and 32.4% of our revenue, respectively, and 26.6% and 28.4% of our revenue less repair payments (non-GAAP), respectively, were derived from clients in the insurance industry. During the same periods, clients in the travel and leisure industry contributed 21.3% and 19.6% of our revenue, respectively, and 22.1% and 20.7% of our revenue less repair payments (non-GAAP), respectively. Our business and growth largely depend on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource business processes.

Turbulence in the global economy affects both the industries in which our clients are concentrated and the geographies in which we do business. For further details, see “ — The global economic and geo-political conditions have been challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.” Certain of our targeted industries are especially vulnerable to crises in the financial and credit markets and potential economic downturns. A downturn in any of our targeted industries, particularly the insurance or travel and leisure industries, a slowdown or reversal of the trend to offshore business process outsourcing in any of these industries or the introduction of regulation which restricts or discourages companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations. For example, as a result of the mortgage market crisis, in August 2007, First Magnus Financial Corporation (“FMFC”), a US mortgage services client, filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. FMFC was a major client of Trinity Partners Inc. which we acquired in November 2005 from the First Magnus Group and became one of our major clients. In fiscal 2008 and 2007, FMFC accounted for 1.0% and 4.3% of our revenue, respectively, and 1.4% and 6.8% of our revenue less repair payments (non-GAAP), respectively.

Further, the uncertainty in worldwide economic and business conditions could result in a few of our clients reducing or postponing their outsourced business requirements, which in turn could decrease the demand for our services and adversely affect our results of operations. In particular, our revenue is highly dependent on the economic environments in Europe and the US, which continue to show signs of economic weakness or uncertainty, particularly weaker economic growth and low inflation in the EU and continued uncertainty in the US. In fiscal 2017 and 2016, 47.5% and 53.3% of our revenue, respectively, and 45.3% and 50.6% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in Europe (including the UK). During the same periods, 32.6% and 27.6% of our revenue, respectively, and 33.9% and 29.3% of our revenue less repair payments (non-GAAP), respectively, were derived from clients located in North America (primarily the US). Any further weakening of or uncertainty in the European or US economy will likely have a further adverse impact on our revenue.

Other developments may also lead to a decline in the demand for our services in these industries. Significant changes in the financial services industry or any of the other industries on which we focus, or a consolidation in any of these industries or acquisitions, particularly involving our clients, may decrease the potential number of buyers of our services and have an adverse impact on our profitability. Any significant reduction in or the elimination of the use of the services we provide within any of these industries would result in reduced revenue and harm our business. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. Although such pressures can encourage outsourcing as a cost reduction measure, they may also result in increasing pressure on us from clients in these key industries to lower our prices which could negatively affect our business, results of operations, financial condition and cash flows.

Currency fluctuations among the Indian rupee, the pound sterling, the US dollar, the Australian dollar, the South African rand and the Philippines peso could have a material adverse effect on our results of operations.

Although substantially all of our revenue is denominated in pound sterling, US dollars, and to a lesser extent, Australian dollars and South African rand, a significant portion of our expenses (other than payments to repair centers, which are primarily denominated in pound sterling) are incurred and paid in Indian rupees and, to a lesser extent, in South African rand and Philippines pesos. Therefore, a weakening of the rate of exchange for the pound sterling, the US dollar or the Australian dollar against the Indian rupee or, to a lesser extent, a weakening of the pound sterling against the South African rand or the Philippines pesos would adversely affect our results. Furthermore, we report our financial results in US dollars and our results of operations would be adversely affected if the pound sterling or Australian dollar depreciates against the US dollar, or if the Indian rupee or, to a lesser extent, the South African rand or the Philippines peso appreciates against the US dollar. Although the expected shift in US monetary policy to increase short term interest rates may strengthen the US dollar against a number of currencies, particularly against emerging market currencies, fluctuations between the pound sterling, the Indian rupee, the South African rand, the Australian dollar or the Philippines peso, on the one hand, and the US dollar, on the other hand, also expose us to translation risk when transactions denominated in such currencies are translated to US dollars, our reporting currency. The exchange rates between each of the pound sterling, Indian rupee, South African rand, Australian dollar and Philippines peso, on the one hand, and the US dollar, on the other hand, have changed substantially in recent years and may fluctuate substantially in the future.

The referendum in the United Kingdom regarding withdrawal from the EU has created uncertainty in the British and European economies as the United Kingdom begins to negotiate the terms of its withdrawal, and in the global economy as a whole. See “—The global economic and geo-political conditions have been challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.” These developments have caused, and may continue to cause, volatility in the exchange rates between the pound sterling and other currencies.

The average pound sterling to US dollar exchange rate was approximately £0.78 per $1.00 in the three month ended June 30, 2017, which represented a depreciation of the pound sterling by an average of 2.3% as compared with the average exchange rate of £0.76 per $1.00 in fiscal 2017, which in turn represented a depreciation of the pound sterling by an average of 13.4% as compared with the average exchange rate of approximately £0.66 per $1.00 in fiscal 2016.

The average Indian rupee to US dollar exchange rate was approximately ₹64.50 per $1.00 in the three months ended June 30, 2017, which represented an appreciation of the Indian rupee by an average of 3.9% as compared with the average exchange rate of approximately ₹67.10 per $1.00 in fiscal 2017, which in turn represented a depreciation of the Indian rupee by an average of 2.6% as compared with the average exchange rate of approximately ₹65.43 per $1.00 in fiscal 2016.

The average South African rand to US dollar exchange rate was approximately R13.16 per $1.00 in the three months ended June 30, 2017, which represented an appreciation of the South African rand by an average of 6.5% as compared with the average exchange rate of approximately R14.07 per $1.00 in fiscal 2017, which in turn represented a depreciation of the South African rand by an average of 2.3% as compared with the average exchange rate of approximately R13.75 per $1.00 in fiscal 2016.

The average Australian dollar to US dollar exchange rate was approximately A$1.33 per $1.00 in the three months ended June 30, 2017, and in fiscal 2017, which represented an appreciation of the Australian dollar by an average of 2.1% as compared with the average exchange rate of approximately A$1.36 per $1.00 in fiscal 2016.

The average Philippines peso to US dollar exchange rate was approximately PHP49.85 per $1.00 in the three months ended June 30, 2017, which represented a depreciation of the Philippines peso by an average of 3.4% as compared with the average exchange rate of approximately PHP48.18 per $1.00 in fiscal 2017, which in turn represented a depreciation of the Philippines peso by an average of 4.2% as compared with the average exchange rate of approximately PHP46.22 per $1.00 in fiscal 2016.

Our results of operations would be adversely affected if the Indian rupee appreciates significantly against the pound sterling or the US dollar or if the pound sterling or the Australian dollar depreciates against the US dollar or, to a lesser extent, the South African rand or the Philippines peso appreciates significantly against the US dollar. For example, the depreciation of the South African rand against the US dollar in fiscal 2017 and 2016 and the appreciation of the Australian dollar against the US dollar in fiscal 2017 positively impacted our results of operations in these years, whereas the depreciation of the pound sterling against the US dollar in fiscal 2017 and 2016 and the depreciation of the Australian dollar against the US dollar in fiscal 2016 negatively impacted our results of operations in these years.

We hedge a portion of our foreign currency exposures using options and forward contracts. We cannot assure you that our hedging strategy will be successful or will mitigate our exposure to currency risk.

The international nature of our business exposes us to several risks, such as significant currency fluctuations and unexpected changes in the regulatory requirements of multiple jurisdictions.

We have operations in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US, and we service clients across Asia, Europe, South Africa, Australia and North America. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in Jersey, Channel Islands, and intermediate and operating subsidiaries (including branch offices) incorporated in Australia, China, Costa Rica, France, India, Mauritius, the Netherlands, the Philippines, Romania, South Africa, Singapore, Sri Lanka, Turkey, the United Arab Emirates, the UK and the US. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

•	significant currency fluctuations between the US dollar and the pound sterling (in which our revenue is principally denominated) and the Indian rupee (in which a significant portion of our costs are denominated), for more information, see “ — Currency fluctuations among the Indian rupee, the pound sterling and the US dollar could have a material adverse effect on our results of operations”;

•	legal uncertainty owing to the overlap of different legal regimes, and problems in asserting contractual or other rights across international borders;

•	potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate;

•	potential tariffs and other trade barriers;

•	unexpected changes in legal regimes and regulatory requirements;

•	policy changes due to changes in government;

•	the burden and expense of complying with the laws and regulations of various jurisdictions; and

•	terrorist attacks and other acts of violence or war.

For example, during the fourth quarter of fiscal 2017, proposed changes to the laws of the UK governing personal injury claims generated uncertainty regarding the future earnings trajectory of our legal services business in our WNS Auto Claims BPM segment, as a result of which we expect that we will eventually exit from providing legal services in relation to personal injury claims. We have also experienced a decrease in volume of and loss of business from certain clients of our traditional repair services in our WNS Auto Claims BPM segment. As a result, we expect the future performance of our WNS Auto Claims BPM segment to decline significantly and we have therefore significantly reduced our financial projections and estimates of our WNS Auto Claims BPM segment. We performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $21.7 million to our results of operations for fiscal 2017. The occurrence of other changes in legal regimes or regulatory requirements, or any other events associated with the risks of conducting business internationally, could have a material adverse effect on our results of operations and financial condition.

Our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements. Failure to adhere to the laws and regulations that govern our business or our clients’ businesses that we are required to comply with in performing our services could harm our business.

We have operations in eleven countries and our corporate structure spans multiple jurisdictions. Further, we service clients across multiple geographic regions and multiple industries. We are required to comply with numerous, and sometimes conflicting and uncertain, laws and regulations including on matters relating to import/export controls, trade restrictions, taxation, immigration, internal disclosure and control obligations, securities regulation, anti-competition, data privacy and protection, anti-corruption, and employment and labor relations. In addition, we are required to obtain and maintain permits and licenses for the conduct of our business in various jurisdictions. Our clients’ business operations are also subject to numerous regulations in the jurisdiction in which they operate or that are applicable to their industry, and our clients may contractually require that we perform our services in compliance with regulations applicable to them or in a manner that will enable them to comply with such regulations. For example, regulations that our clients’ business operations are subject to include the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act and Health Information Technology for Economic and Clinical Health Act in the US and the Financial Services Act in the UK and upcoming regulations such as the General Data Protection Regulation in the European Union, which will be effective from May 2018. Regulatory changes may result in our exiting certain parts of our business.

On account of the global nature of our and our clients’ operations, compliance with diverse legal and regulatory requirements is difficult, time-consuming and requires significant resources. Further, the extent of development of legal systems varies across the countries in which we operate and local laws may not be adequately developed or be able to provide us clear guidance to sufficiently protect our rights. Specifically, in many countries including those in which we operate and/or seek to expand to, the practices of local businesses may not be in accord with international business standards and could violate anti-corruption laws and regulations, including the UK Bribery Act 2010 and the US Foreign Corrupt Practices Act 1977. Our employees, subcontractors, agents, business partners, the companies we acquire and their employees, subcontractors and agents, and other third parties with which we associate, could act in a manner which violates policies or procedures intended to ensure compliance with laws and regulations, including applicable anti-corruption laws or regulations.

Violations of such laws or regulations by us, our employees or any of these third parties could subject us to criminal or civil enforcement actions (whether or not we participated or were aware of the actions leading to the violations), including fines or penalties, breach of contract damages, disgorgement of profits and suspension or disqualification from work, any of which could materially and adversely affect our business, including our results of operations and our reputation. If we are unable to maintain our licenses, permits or other qualifications necessary to provide our services, we may not be able to provide services to existing clients or be able to attract new clients and could lose revenue, which could have a material adverse effect on our business.

We face competition from onshore and offshore business process management companies and from information technology companies that also offer business process management services. Our clients may also choose to run their business processes themselves, either in their home countries or through captive units located offshore.

The market for outsourcing services is very competitive and we expect competition to intensify and increase from a number of sources. We believe that the principal competitive factors in our markets are price, service quality, sales and marketing skills, and industry expertise. We face significant competition from our clients’ own in-house groups including, in some cases, in-house departments operating offshore or captive units. Clients who currently outsource a significant proportion of their business processes or information technology services to vendors in India may, for various reasons, including diversifying geographic risk, seek to reduce their dependence on any one country. We also face competition from onshore and offshore business process management and information technology services companies. In addition, the trend toward offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets.

These competitors may include entrants from the communications, software and data networking industries or entrants in geographic locations with lower costs than those in which we operate. Technological changes include the development of complex automated systems for the processing of transactions that are formerly labor intensive, which may reduce or replace the need for outsourcing such transaction processing.

Some of these existing and future competitors have greater financial, human and other resources, longer operating histories, greater technological expertise, more recognizable brand names and more established relationships in the industries that we currently serve or may serve in the future. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address client needs, or enter into similar arrangements with potential clients. Increased competition, our inability to compete successfully against competitors, pricing pressures or loss of market share could result in reduced operating margins which could harm our business, results of operations, financial condition and cash flows.

Changes in technology could lead to changes in our clients’ businesses as well as their requirements for business process services, which may adversely impact our business and results of operations.

Proliferation of accessible technology, such as smartphones and internet, has had an impact on the manner in which customers and businesses interact with each other. Companies are increasingly adopting social media platforms, online self-help portals and mobile applications for communicating with and servicing their customers rather than utilizing business process management companies such as ourselves to manage these interactions. Our clients also continue to invest in technology by upgrading their platforms and application capabilities towards increased automation of transactions. Advances in software, such as robotic process automation and voice recognition, have the potential to reduce dependency on human processing transactions. Such developments and other innovations, such as autonomous vehicles, have the potential to significantly change the way our clients’ businesses operate and may reduce their dependency on business process management companies, including our company, for managing their business processes. We are therefore subject to a risk of disintermediation on account of such changes in technology, which could impact our future growth prospects and may require continued investments in our business.

If we cause disruptions to our clients’ businesses, provide inadequate service or are in breach of our representations or obligations, our clients may have claims for substantial damages against us. Our insurance coverage may be inadequate to cover these claims and, as a result, our profits may be substantially reduced.

Most of our contracts with clients contain service level and performance requirements, including requirements relating to the quality of our services and the timing and quality of responses to the client’s customer inquiries. In some cases, the quality of services that we provide is measured by quality assurance ratings and surveys which are based in part on the results of direct monitoring by our clients of interactions between our employees and our client’s customers. Failure to consistently meet service requirements of a client or errors made by our associates in the course of delivering services to our clients could disrupt the client’s business and result in a reduction in revenue or a claim for substantial damages against us. For example, some of our agreements stipulate standards of service that, if not met by us, will result in lower payment to us. In addition, in connection with acquiring new business from a client or entering into client contracts, our employees may make various representations, including representations relating to the quality of our services, abilities of our associates and our project management techniques. A failure or inability to meet a contractual requirement or our representations could seriously damage our reputation and affect our ability to attract new business or result in a claim for substantial damages against us.

Our dependence on our offshore delivery centers requires us to maintain active data and voice communications between our main delivery centers in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, the UK and the US, our international technology hubs in the UK and the US and our clients’ offices. Although we maintain redundant facilities and communications links, disruptions could result from, among other things, technical and electricity breakdowns, computer glitches and viruses and adverse weather conditions. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenue and harm our business.

We depend on human resources to process transactions for our clients. Disruptive incidents, including man-made events such as civil strikes and shutdowns, may impact the ability of our employees to commute to and from our operating premises. Non-natural disasters, whether unintentional (such as those caused by accidents) or intentional (such as those caused by terrorist attacks), may also disrupt our operations. While we have implemented business continuity plans for clients where we have contractually agreed to do so, we may not always be able to provide services to our clients for the duration of such incidents.

Under our contracts with our clients, our liability for breach of our obligations is generally limited to actual damages suffered by the client and capped at a portion of the fees paid or payable to us under the relevant contract. Although our contracts contain limitations on liability, such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under those agreements. Further, although we have professional indemnity insurance coverage, the coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims and our insurers may disclaim coverage as to any future claims. The successful assertion of one or more large claims against us that exceed available insurance coverage, or changes in our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have a material adverse effect on our business, reputation, results of operations, financial condition and cash flows.

Our facilities are at risk of damage by natural disasters.

Our operational facilities and communication hubs may be damaged in natural disasters such as earthquakes, floods, heavy rains, tsunamis and cyclones. For example, Chennai was affected by severe flooding in November 2015. Although our clients experienced minimal disruptions during the Chennai flood due to the business continuity planning and infrastructure resiliency measures that are designed to minimize the impact of natural disasters on our business which we have implemented, such measures may be rendered less effective in other circumstances. Such natural disasters may also lead to disruption to information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of BPM services could damage our relationships with our clients and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our clients for disruption in service resulting from such damage or destruction. While we currently have property damage insurance and business interruption insurance, our insurance coverage may not be sufficient. Furthermore, we may be unable to secure such insurance coverage at premiums acceptable to us in the future or secure such insurance coverage at all. Prolonged disruption of our services as a result of natural disasters would also entitle our clients to terminate their contracts with us.

We are liable to our clients for damages caused by unauthorized disclosure of sensitive or confidential information, whether through a breach or circumvention of our or our clients’ computer systems and processes, through our employees or otherwise.

We are typically required to manage, utilize and store sensitive or confidential client data in connection with the services we provide. Under the terms of our client contracts, we are required to keep such information strictly confidential. Our client contracts do not include any limitation on our liability to them with respect to breaches of our obligation to maintain confidentiality on the information we receive from them. Although we seek to implement measures to protect sensitive and confidential client data, there can be no assurance that we would be able to prevent breaches of security. Further, some of our projects require us to conduct business functions and computer operations using our clients’ systems over which we do not have control and which may not be compliant with industry security standards. In addition, some of the client designed processes that we are contractually required to follow for delivering services to them and which we are unable to unilaterally change, could be designed in a manner that allows for control weaknesses to exist and be exploited. Any vulnerability in a client’s system or client designed process, if exploited, could result in breaches of security or unauthorized transactions and result in a claim for substantial damages against us. If any person, including any of our employees, penetrates our or our clients’ network security or otherwise mismanages or misappropriates sensitive or confidential client data, we could be subject to significant liability and lawsuits from our clients or their customers for breaching contractual confidentiality provisions or privacy laws. Although we have insurance coverage for mismanagement or misappropriation of such information by our employees, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims against us, and our insurers may disclaim coverage as to any future claims. Penetration of the network security of our or our clients’ data centers or computer systems or unauthorized use or disclosure of sensitive or confidential client data, whether through breach of our or our clients’ computer systems, systems failure, loss or theft of assets containing confidential information or otherwise, could also have a negative impact on our reputation which would harm our business.

Our business could be materially and adversely affected if we do not protect our intellectual property or if our services are found to infringe on the intellectual property of others.

Our success depends in part on certain methodologies, practices, tools and technical expertise we utilize in designing, developing, implementing and maintaining applications and other proprietary intellectual property rights. In order to protect our rights in such intellectual properties, we rely upon a combination of nondisclosure and other contractual arrangements as well as trade secret, copyright and trademark laws. We also generally enter into confidentiality agreements with our employees, consultants, clients and potential clients, and limit access to and distribution of our proprietary information to the extent required for our business purpose.

India is a member of the Berne Convention, an international intellectual property treaty, and has agreed to recognize protections on intellectual property rights conferred under the laws of other foreign countries, including the laws of the United States. There can be no assurance that the laws, rules, regulations and treaties in effect in the United States, India and the other jurisdictions in which we operate and the contractual and other protective measures we take, are adequate to protect us from misappropriation or unauthorized use of our intellectual property, or that such laws will not change. We may not be able to detect unauthorized use and take appropriate steps to enforce our rights, and any such steps may not be successful. Infringement by others of our intellectual property, including the costs of enforcing our intellectual property rights, may have a material adverse effect on our business, results of operations and financial condition.

Our clients may provide us with access to, and require us to use, third party software in connection with our delivery of services to them. Our client contracts generally require our clients to indemnify us for any infringement of intellectual property rights or licenses to third party software when our clients provide such access to us. If the indemnities under our client contracts are inadequate to cover the damages and losses we suffer due to infringement of third party intellectual property rights or licenses to third party software to which we were given access, our business and results of operations could be adversely affected. We are also generally required, by our client contracts, to indemnify our clients for any breaches of intellectual property rights by our services. Although we believe that we are not infringing on the intellectual property rights of others, claims may nonetheless be successfully asserted against us in the future. The costs of defending any such claims could be significant, and any successful claim may require us to modify, discontinue or rename any of our services. Any such changes may have a material adverse effect on our business, results of operations and financial condition.

Our clients may terminate contracts before completion or choose not to renew contracts which could adversely affect our business and reduce our revenue.

The terms of our client contracts typically range from three to five years. Many of our client contracts can be terminated by our clients with or without cause, with three to six months’ notice and, in most cases, without penalty. The termination of a substantial percentage of these contracts could adversely affect our business and reduce our revenue. Contracts that will expire on or before March 31, 2018 (including work orders/statement of works that will expire on or before March 31, 2018) represented approximately 15.9% of our revenue and 16.6% of our revenue less repair payments (non-GAAP) from our clients in fiscal 2017. Failure to meet contractual requirements could result in cancellation or non-renewal of a contract. Some of our contracts may be terminated by the client if certain of our key personnel working on the client project leave our employment and we are unable to find suitable replacements. In addition, a contract termination or significant reduction in work assigned to us by a major client could cause us to experience a higher than expected number of unassigned employees, which would increase our cost of revenue as a percentage of revenue until we are able to reduce or reallocate our headcount. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenue.

For example, one of our largest auto claims clients by revenue contribution in fiscal 2012 terminated its contract with us with effect from April 18, 2012. This client accounted for 10.4% and 7.5% of our revenue and 1.3% and 1.9% of our revenue less repair payments (non-GAAP) in fiscal 2012 and 2011, respectively.

In addition, one of our top five clients by revenue contribution in fiscal 2014 and 2013, an OTA, provided us with a lower volume of business in fiscal 2015 as the OTA entered into a strategic marketing agreement with another OTA in August 2013 pursuant to which it over a period of time, from the fourth quarter of fiscal 2014 to the fourth quarter of fiscal 2015, moved its customer care and sales processes that were previously managed by us to a technology platform managed by the other OTA. As a result, we lost most of our business from that OTA and since June 2015, we ceased to provide services to that OTA. That OTA accounted for 2.5%, 6.1% and 7.3% of our revenue and 2.6%, 6.5% and 7.7% of our revenue less repair payments (non-GAAP) in fiscal 2015, 2014 and 2013, respectively. The other OTA uses several BPM vendors to manage such processes on their technology platform. We are approved as one of the other OTA’s providers of BPM services. We have managed to compete with incumbent BPM vendors for the other OTA’s business and the other OTA has become one of our large clients. For more information, see “— A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.”

Some of our client contracts contain provisions which, if triggered, could result in lower future revenue and have an adverse effect on our business.

In many of our client contracts, we agree to include certain provisions which provide for downward revision of our prices under certain circumstances. For example, certain contracts allow a client in certain limited circumstances to request a benchmark study comparing our pricing and performance with that of an agreed list of other service providers for comparable services. Based on the results of the study and depending on the reasons for any unfavorable variance, we may be required to make improvements in the service we provide or to reduce the pricing for services to be performed under the remaining term of the contract. Some of our contracts also provide that, during the term of the contract and for a certain period thereafter ranging from six to 12 months, we may not provide similar services to certain or any of their competitors using the same personnel. These restrictions may hamper our ability to compete for and provide services to other clients in the same industry, which may result in lower future revenue and profitability.

Some of our contracts specify that if a change in control of our company occurs during the term of the contract, the client has the right to terminate the contract. These provisions may result in our contracts being terminated if there is such a change in control, resulting in a potential loss of revenue. Some of our client contracts also contain provisions that would require us to pay penalties to our clients if we do not meet pre-agreed service level requirements. Failure to meet these requirements could result in the payment of significant penalties by us to our clients which in turn could have an adverse effect on our business, results of operations, financial condition and cash flows.

Fraud and significant security breaches in our or our clients’ computer systems and network infrastructure could adversely impact our business

Our business is dependent on the secure and reliable operation of our information systems, including those used to operate and manage our business and our clients’ information systems, whether operated by our clients themselves or by us in connection with our provision of services to them. Although we take adequate measures to safeguard against system-related and other fraud, there can be no assurance that we would be able to prevent fraud or even detect them on a timely basis, particularly where it relates to our clients’ information systems which are not managed by us. For example, we have identified incidences where our employees have allegedly exploited weaknesses in information systems as well as processes in order to misappropriate confidential client data and used such confidential data to record fraudulent transactions. We are generally required to indemnify our clients from third party claims arising out of such fraudulent transactions and our client contracts generally do not include any limitation on our liability to our clients’ losses arising from fraudulent activities by our employees. Accordingly, we may have significant liability arising from such fraudulent transactions which may materially affect our business and financial results. Although we have professional indemnity insurance coverage for losses arising from fraudulent activities by our employees, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims against us, and our insurers may also disclaim coverage as to any future claims. We may also suffer reputational harm as a result of fraud committed by our employees, or by our perceived inability to properly manage fraud related risks, which could in turn lead to enhanced regulatory oversight and scrutiny.

Our expansion into new markets may create additional challenges with respect to managing the risk of fraud due to the increased geographical dispersion and use of intermediaries. Our business also requires the appropriate and secure utilization of client and other sensitive information. We cannot be certain that advances in criminal capabilities (including cyber-attacks or cyber intrusions over the internet, malware, computer viruses and the like), discovery of new vulnerabilities or attempts to exploit existing vulnerabilities in our or our clients’ systems, other data thefts, physical system or network break-ins or inappropriate access, or other developments will not compromise or breach the technology protecting our or our client’s computer systems and networks that access and store sensitive information. Cyber threats, such as phishing and trojans, could intrude into our or our client’s network to steal data or to seek sensitive information. Any intrusion into our network or our client’s network (to the extent attributed to us or perceived to be attributed to us) that results in any breach of security could cause damage to our reputation and adversely impact our business and financial results. Although we have implemented security technology and operational procedures to prevent such occurrences, there can be no assurance that these security measures will be successful. A significant failure in security measures could have a material adverse effect on our business, reputation, results of operations and financial condition.

Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, proposed legislation or otherwise.

We have based our strategy of future growth on certain assumptions regarding our industry, services and future demand in the market for such services. However, the trend to outsource business processes may not continue and could reverse. Offshore outsourcing is a politically sensitive topic in the UK, the US and elsewhere. For example, many organizations and public figures in the UK and the US have publicly expressed concern about a perceived association between offshore outsourcing providers and the loss of jobs in their home countries.

The issue of domestic companies outsourcing services to organizations operating in other countries is a topic of political discussion in the United States, as well as in Europe, Asia Pacific and other regions in which we have clients. Some countries and special interest groups have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs in the domestic economy. This has resulted in increased political and media attention, especially in the United States, where the subject of outsourcing and immigration reform has been a focus of the current presidential administration. It is possible that there could be a change in the existing laws that would restrict offshore outsourcing or impose new standards that have the effect of restricting the use of certain visas in the foreign outsourcing context. The measures that have been enacted to date are generally directed at restricting the ability of government agencies to outsource work to offshore business service providers. These measures have not had a significant effect on our business because governmental agencies are not a focus of our operations. However, some legislative proposals would, for example, require contact centers to disclose their geographic locations, require notice to individuals whose personal information is disclosed to non-US affiliates or subcontractors, require disclosures of companies’ foreign outsourcing practices, or restrict US private sector companies that have federal government contracts, federal grants or guaranteed loan programs from outsourcing their services to offshore service providers. Potential changes in tax laws, such as the border adjustment tax under consideration in the US, may also increase the overall costs of outsourcing or affect the balance of offshore and onshore business services. Such legislation could have an adverse impact on the economics of outsourcing for private companies in the US, which could in turn have an adverse impact on our business with US clients.

Such concerns have also led the UK and other EU jurisdictions to enact regulations which allow employees who are dismissed as a result of transfer of services, which may include outsourcing to non-UK or EU companies, to seek compensation either from the company from which they were dismissed or from the company to which the work was transferred. This could discourage EU companies from outsourcing work offshore and/or could result in increased operating costs for us.

In addition, there has been publicity about the negative experiences, such as theft and misappropriation of sensitive client data, of various companies that use offshore outsourcing, particularly in India.

Current or prospective clients may elect to perform such services themselves or may be discouraged from transferring these services from onshore to offshore providers to avoid negative perceptions that may be associated with using an offshore provider. Any slowdown or reversal of existing industry trends towards offshore outsourcing would seriously harm our ability to compete effectively with competitors that operate out of facilities located in the UK or the US.

Adverse changes to our relationships with the companies with whom we have an alliance or in the business of the companies with whom we have an alliance could adversely affect our results of operations.

We have alliances with companies whose capabilities complement our own. For example, some of our services and solutions are based on technology, software or platforms provided by these companies. The priorities and objectives of these companies with whom we have an alliance may differ from ours. As most of our alliance relationships are non-exclusive, these companies with whom we have an alliance are not prohibited from competing with us or forming closer or preferred arrangements with our competitors. One or more of these companies with whom we have an alliance may be acquired by a competitor, or may merge with each other, either of which could reduce our access over time to the technology, software or platforms provided by those companies. In addition, these companies with whom we have an alliance could experience reduced demand for their technology, software or platforms, including, for example, in response to changes in technology, which could lessen related demand for our services and solutions. If we do not obtain the expected benefits from our alliance relationships for any reason, we may be less competitive, our ability to offer attractive solutions to our clients may be negatively affected, which could have an adverse effect on our results of operations.

We may face difficulties as we expand our operations to establish delivery centers in onshore locations and offshore in countries in which we have limited or no prior operating experience.

In April 2014 our delivery center in South Carolina in the US became fully operational. We also opened an additional delivery center in Pennsylvania in the US in September 2014. In 2016, we opened an additional delivery center in the Philippines at Iloilo, and in fiscal 2017 we expanded into France, Germany and Turkey. We intend to continue to expand our global footprint in order to maintain an appropriate cost structure and meet our clients’ delivery needs. We plan to establish additional offshore delivery centers in the Asia Pacific and Europe, which may involve expanding into countries other than those in which we currently operate. Our expansion plans may also involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. As we expand our business into new countries we may encounter regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries. This may affect our relationships with our clients and could have an adverse effect on our business, results of operations, financial condition and cash flows.

We may be unable to effectively manage our growth and maintain effective internal controls, which could have a material adverse effect on our operations, results of operations and financial condition.

We were founded in April 1996, and we have experienced growth and significantly expanded our operations. For example, over the last seven fiscal years, our employees have increased to 33,968 as at March 31, 2017 from 21,958 as at March 31, 2010. In fiscal 2011, we expanded our delivery center in Romania. In fiscal 2013, we opened new facilities in Poland and Vishakhapatnam, or Vizag. In fiscal 2014, our facilities in China and Sri Lanka became operational. In fiscal 2015, our delivery centers in South Carolina and Pennsylvania, in the US, as well as in South Africa, became fully operational, as did our newest facility in China. In fiscal 2016, we added new facilities in Durban and Port Elizabeth, South Africa and Iloilo, the Philippines. In fiscal 2017, we added new facilities in Durban and Centurion, South Africa. We now have delivery centers across 11 countries in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, the UK, and the US. We intend to further expand our global delivery capability, and we are exploring plans to do so in Asia Pacific and Europe.

We have also completed numerous acquisitions. For example, in the first quarter of fiscal 2017, we acquired Value Edge, a provider of commercial research and analytics services to clients in the pharma industry based in India, the United States and Europe. Value Edge had 157 employees as at June 30, 2017. In January 2017, we acquired Denali, a leading provider of strategic procurement BPM solutions based in the United States. With operations in United States, Turkey, China and India, Denali had 283 employees as at June 30, 2017. In March 2017, we acquired HealthHelp, an industry leader in care management based in the United States. HealthHelp had 464 employees as at June 30, 2017. For more information about more recent acquisitions, see “—We may not succeed in identifying suitable acquisition targets or integrating any acquired business into our operations, which could have a material adverse effect on our business, results of operations, financial conditions and cash flows.”

This growth places significant demands on our management and operational resources. In order to manage growth effectively, we must implement and improve operational systems, procedures and internal controls on a timely basis. If we fail to implement these systems, procedures and controls on a timely basis, we may not be able to service our clients’ needs, hire and retain new employees, pursue new business, complete future acquisitions or operate our business effectively. Failure to effectively transfer new client business to our delivery centers, properly budget transfer costs or accurately estimate operational costs associated with new contracts could result in delays in executing client contracts, trigger service level penalties or cause our profit margins not to meet our expectations or our historical profit margins. As a result of any of these potential problems associated with expansion, our business, results of operations, financial condition and cash flows could be materially and adversely affected.

Our executive and senior management team and other key team members in our business units are critical to our continued success and the loss of such personnel could harm our business.

Our future success substantially depends on the performance of the members of our executive and senior management team and other key team members in each of our business units. These personnel possess technical and business capabilities including domain expertise that are difficult to replace. There is intense competition for experienced senior management and personnel with technical and industry expertise in the business process management industry, and we may not be able to retain our key personnel due to various reasons, including the compensation philosophy followed by our company as described in “Part I — Item 6. Directors, Senior Management and Employees — Compensation” of our annual report on Form 20-F for our fiscal year ended March 31, 2017. Although we have entered into employment contracts with our executive officers, certain terms of those agreements may not be enforceable and in any event these agreements do not ensure the continued service of these executive officers. In the event of a loss of any key personnel, there is no assurance that we will be able to find suitable replacements for our key personnel within a reasonable time. The loss of key members of our senior management or other key team members, particularly to competitors, could have a material adverse effect on our business, results of operations, financial condition and cash flows. A loss of several members of our senior management at the same time or within a short period may lead to a disruption in the business of our company, which could materially adversely affect our performance.

We may fail to attract and retain enough sufficiently trained employees to support our operations, as competition for highly skilled personnel is significant and we experience significant employee attrition. These factors could have a material adverse effect on our business, results of operations, financial condition and cash flows.

The business process management industry relies on large numbers of skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The business process management industry, including our company, experiences high employee attrition. During each of fiscal 2017, 2016 and 2015, the attrition rate for our employees who have completed six months of employment with us was 34%. Our attrition rate for our employees who have completed six months of employment with us was 32% during the three months ended June 30, 2017. We cannot assure you that our attrition rate will not continue to increase in the future. There is significant competition in the jurisdictions where our operation centers are located, including India, the Philippines, Romania, South Africa and Sri Lanka, for professionals with the skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the business process management industry or otherwise, could have an adverse effect on us. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.

In addition, our ability to maintain and renew existing engagements and obtain new business will depend largely on our ability to attract, train and retain personnel with skills that enable us to keep pace with growing demands for outsourcing, evolving industry standards and changing client preferences. Our failure either to attract, train and retain personnel with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Employee strikes and other labor-related disruptions may adversely affect our operations.

Our business depends on a large number of employees executing client operations. Strikes or labor disputes with our employees at our delivery centers may adversely affect our ability to conduct business. Our employees are not unionized, although they may in the future form unions. We cannot assure you that there will not be any strike, lock out or material labor dispute in the future. Work interruptions or stoppages could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our loan agreements impose operating and financial restrictions on us and our subsidiaries.

We have incurred a substantial amount of indebtedness in connection with recent acquisitions. As at June 30, 2017, we had total indebtedness of $118.0 million in secured bank loans. See Part II —Management’s Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources.” Our loan agreements contain a number of covenants and other provisions that, among other things, may impose operating and financial restrictions on us and our subsidiaries. These restrictions could put a strain on our financial position. For example:

•	they may increase our vulnerability to general adverse economic and industry conditions;

•	they may require us to dedicate a substantial portion of our cash flow from operations to payments on our loans, thereby reducing the availability of our cash flow to fund capital expenditure, working capital and other general corporate purposes;

•	they may require us to seek lenders’ consent prior to paying dividends on our ordinary shares;

•	they may limit our ability to incur additional borrowings or raise additional financing through equity or debt instruments; and

•	they may impose certain financial covenants on us that we may not be able to meet, which may cause the lenders to accelerate the repayment of the balance loan outstanding.

Further, the restrictions that may be contained in our loan agreements may limit our ability to plan for or react to market conditions, meet capital needs or make acquisitions or otherwise restrict our activities or business plans. Our ability to comply with the covenants of our loan agreements may be affected by events beyond our control, and any material deviations from our forecasts could require us to seek waivers or amendments of covenants or alternative sources of financing or to reduce expenditures. We cannot assure you that such waivers, amendments or alternative financing could be obtained, or if obtained, would be on terms acceptable to us.

To fund our capital expenditures, service our indebtedness and fund other potential liquidity requirements, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control and we may need to access the credit market to meet our liquidity requirements.

Our ability to fund planned capital expenditures and to make payments on our outstanding loans will depend on our ability to generate cash in the future. This, to a large extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Furthermore, given that the uncertainty over global economic conditions remains, there can be no assurance that our business activity will be maintained at our expected level to generate the anticipated cash flows from operations or that our credit facilities would be available or sufficient. If global economic uncertainties continue, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. This may in turn result in our need to obtain financing.

If we cannot fund our capital expenditures, service our indebtedness or fund our other potential liquidity requirements, we may have to take actions such as seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions and investments. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent or detect fraud. As a result, current and potential investors could lose confidence in our financial reporting, which could harm our business and have an adverse effect on our ADS price.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports. The effective internal controls together with adequate disclosure controls and procedures are designed to prevent or detect fraud. Deficiencies in our internal controls may adversely affect our management’s ability to record, process, summarize, and report financial data on a timely basis. As a public company, we are required by Section 404 of the Sarbanes-Oxley Act of 2002 to include a report of management’s assessment on our internal control over financial reporting and an auditor’s attestation report on our internal control over financial reporting in our annual reports on Form 20-F.

If material weaknesses are identified in our internal controls over financial reporting, we could be required to implement remedial measures. If we fail to maintain effective disclosure controls and procedures or internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on our ADS price.

Wage increases may prevent us from sustaining our competitive advantage and may reduce our profit margin.

Salaries and related benefits of our operations staff and other employees in countries where we have delivery centers, in particular India, are among our most significant costs. Wage costs in India have historically been significantly lower than wage costs in the US and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, rapid economic growth in India, increased demand for business process management outsourcing to India, increased competition for skilled employees in India, and regulatory developments resulting in wage increases in India may reduce this competitive advantage. For example, in December 2015, the Government of India amended the Payment of Bonus Act, 1965, which mandated increased employee bonus amounts for certain wage categories, effective retroactively from April 1, 2014. As a result, our wage costs in India have increased. In addition, if the US dollar or the pound sterling declines in value against the Indian rupee, wages in the US or the UK will further decrease relative to wages in India, which may further reduce our competitive advantage. We may need to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quantity and quality of employees that our business requires. Wage increases may reduce our profit margins and have a material adverse effect on our financial condition and cash flows.

Further, following the establishment of our delivery centers in the US in 2014, our operations in the US have expanded and our wage costs for employees located in the UK and the US now represent a larger proportion of our total wage costs. Wage increases in the UK and the US may therefore also reduce our profit margins and have a material adverse effect on our financial condition and cash flows.

Our operating results may differ from period to period, which may make it difficult for us to prepare accurate internal financial forecasts and respond in a timely manner to offset such period to period fluctuations.

Our operating results may differ significantly from period to period due to factors such as client losses, variations in the volume of business from clients resulting from changes in our clients’ operations, the business decisions of our clients regarding the use of our services, delays or difficulties in expanding our operational facilities and infrastructure, changes to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuations and seasonal changes in the operations of our clients. For example, our clients in the travel and leisure industry experience seasonal changes in their operations in connection with the US summer holiday season, as well as episodic factors such as adverse weather conditions. Transaction volumes can be impacted by market conditions affecting the travel and insurance industries, including natural disasters, outbreak of infectious diseases or other serious public health concerns in Asia or elsewhere (such as the outbreak of the Influenza A (H7N9) virus in various parts of the world) and terrorist attacks. In addition, our contracts do not generally commit our clients to provide us with a specific volume of business.

In addition, the long sales cycle for our services, which typically ranges from three to 12 months, and the internal budget and approval processes of our prospective clients make it difficult to predict the timing of new client engagements. Commencement of work and ramping up of volume of work with certain new and existing clients have in the past been slower than we had expected and may in the future be slower than we expect. Revenue is recognized upon actual provision of services and when the criteria for recognition are achieved. Accordingly, the financial benefit of gaining a new client may be delayed due to delays in the implementation of our services. These factors may make it difficult for us to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of those delays. Due to the above factors, it is possible that in some future quarters our operating results may be significantly below the expectations of the public market, analysts and investors.

If our pricing structures do not accurately anticipate the cost and complexity of performing our work, our profitability may be negatively affected.

The terms of our client contracts typically range from three to five years. In many of our contracts, we commit to long-term pricing with our clients, and we negotiate pricing terms with our clients utilizing a range of pricing structures and conditions. Depending on the particular contract, these include input-based pricing (such as full-time equivalent-based pricing arrangements), fixed-price arrangements, output-based pricing (such as transaction-based pricing), outcome-based pricing, and contracts with features of all these pricing models. Our pricing is highly dependent on our internal forecasts and predictions about our projects and the marketplace, which are largely based on limited data and could turn out to be inaccurate. If we do not accurately estimate the costs and timing for completing projects, our contracts could prove unprofitable for us or yield lower profit margins than anticipated. Some of our client contracts do not allow us to terminate the contracts except in the case of non-payment by our client. If any contract turns out to be economically non-viable for us, we may still be liable to continue to provide services under the contract.

We intend to focus on increasing our service offerings that are based on non-linear pricing models (such as fixed-price and outcome-based pricing models) that allow us to price our services based on the value we deliver to our clients rather than the headcount deployed to deliver the services to them. Non-linear revenues may be subject to short term pressure on margins as initiatives in developing the products and services take time to deliver. The risk of entering into non-linear pricing arrangements is that if we fail to properly estimate the appropriate pricing for a project, we may incur lower profits or losses as a result of being unable to execute projects with the amount of labor we expected or at a margin sufficient to recover our initial investments in our solutions. While non-linear pricing models are expected to result in higher revenue productivity per employee and improved margins, they also mean that we continue to bear the risk of cost overruns, wage inflation, fluctuations in currency exchange rates and failure to achieve clients’ business objectives in connection with these projects.

Our profit margin, and therefore our profitability, is largely a function of our asset utilization and the rates we are able to recover for our services. An important component of our asset utilization is our seat utilization rate, which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our work stations, or seats. During fiscal 2017, 2016 and 2015, we incurred significant expenditures to increase our number of seats by establishing additional delivery centers or expanding production capacities in our existing delivery centers. During fiscal 2015, we incurred costs to move our operations from one site in Gurgaon to another. If we are not able to maintain the pricing for our services or an appropriate seat utilization rate, without corresponding cost reductions, our profitability will suffer. The rates we are able to recover for our services are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenue from client contracts, margins and cash flows over increasingly longer contract periods and general economic and political conditions.

Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and execute our strategies for growth, we may not be able to manage the significantly larger and more geographically diverse workforce that may result, which could adversely affect our ability to control our costs or improve our efficiency. Further, because there is no certainty that our business will ramp up at the rate that we anticipate, we may incur expenses for the increased capacity for a significant period of time without a corresponding growth in our revenue. Commencement of work and ramping up of volume of work with certain new and existing clients have in the past been slower than we had expected and may in the future be slower than we expect. If our revenue does not grow at our expected rate, we may not be able to maintain or improve our profitability.

We have in the past and may in the future enter into subcontracting arrangements for the delivery of services. For example, in China, in addition to delivering services from our own delivery center, we used to deliver services through a subcontractor’s delivery center. We could face greater risk when pricing our outsourcing contracts, as our outsourcing projects typically entail the coordination of operations and workforces with our subcontractor, and utilizing workforces with different skill sets and competencies. Furthermore, when outsourcing work we assume responsibility for our subcontractors’ performance. Our pricing, cost and profit margin estimates on outsourced work may include anticipated long-term cost savings from transformational and other initiatives that we expect to achieve and sustain over the life of the outsourcing contract. There is a risk that we will underprice our contracts, fail to accurately estimate the costs of performing the work or fail to accurately assess the risks associated with potential contracts. In particular, any increased or unexpected costs, delays or failures to achieve anticipated cost savings, or unexpected risks we encounter in connection with the performance of this work, including those caused by factors outside our control, could make these contracts less profitable or unprofitable, which could have an adverse effect on our profit margin

We have incurred losses in the past. We may not be profitable in the future.

We incurred losses in each of the three fiscal years from fiscal 2003 through fiscal 2005. We expect our selling and marketing expenses, general and administrative expenses and finance expense to increase in future periods. If our revenue does not grow at a faster rate than these expected increases in our expenses, or if our operating expenses are higher than we anticipate, we may not be profitable and we may incur losses.

We may not succeed in identifying suitable acquisition targets or integrating any acquired business into our operations, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our growth strategy involves gaining new clients and expanding our service offerings, both organically and through strategic acquisitions. It is possible that in the future we may not succeed in identifying suitable acquisition targets available for sale or investments on reasonable terms, have access to the capital required to finance potential acquisitions or investments, or be able to consummate any acquisition or investments. Future acquisitions or joint ventures may also result in the incurrence of indebtedness or the issuance of additional equity securities, which may present difficulties in financing the acquisition or joint venture on attractive terms. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects.

Historically, we have expanded some of our service offerings and gained new clients through strategic acquisitions. For example, in November 2011, we acquired the shareholding of Advanced Contact Solutions, Inc. (“ACS”), our former joint venture partner in WNS Philippines Inc. and increased our share ownership from 65% to 100%. The lack of profitability of any of our acquisitions or joint ventures could have a material adverse effect on our operating results.

In addition, our management may not be able to successfully integrate any acquired business into our operations or benefit from any joint ventures that we enter into, and any acquisition we do complete or any joint venture we do enter into may not result in long-term benefits to us. For instance, if we acquire a company, we could experience difficulties in assimilating that company’s personnel, operations, technology and software, or the key personnel of the acquired company may decide not to work for us. For example, in June 2016, we acquired Value Edge, a provider of commercial research and analytics services to clients in the pharma industry. In January 2017, we acquired Denali, a leading provider of strategic procurement BPM solutions in the high tech, retail and CPG, banking and financial services, utilities and healthcare verticals. In March 2017, we acquired HealthHelp, an industry leader in care management whose solutions are delivered by combining a proprietary technology platform rooted in evidence-based medical research, high-end predictive analytics, and deep healthcare industry expertise. While Value Edge contributed a $0.2 million profit to our results of operations for fiscal 2017, HealthHelp and Denali contributed a $0.3 million loss and a $0.2 million loss, respectively, to our results of operations for fiscal 2017. There is no assurance that these acquisitions will be profitable for us. We also cannot assure you that we will be able to successfully integrate the business operations of Value Edge, Denali or HealthHelp with ours, or that we will be able to successfully leverage the assets of Value Edge, Denali or HealthHelp to grow our revenue, expand our service offerings and market share or achieve accretive benefits from these acquisitions. Further, we face the risk that the legal regime or regulatory requirements imposed on any business that we acquire may change following our acquisition and such changes may adversely affect our ability to achieve the expected accretive benefits from the acquisition, which could in turn require us to recognize an impairment of goodwill associated with the acquired business. See “—The international nature of our business exposes us to several risks, such as significant currency fluctuations and unexpected changes in the regulatory requirements of multiple jurisdictions.”

We also face risks arising from acquisitions of businesses reliant upon a small number of key clients. The value of such acquisitions may decline in the event that their key clients decide not to renew their contracts, or decrease their volume of business or the prices paid for services. For example, HealthHelp is reliant on one client. A decline in the volume of business from this client or in the pricing of our services to this client would likely adversely affect our ability to achieve the expected accretive benefits from our acquisition of HealthHelp.

Further, we may receive claims or demands by the sellers of the entities acquired by us on the indemnities that we have provided to them for losses or damages arising from any breach of contract by us. Conversely, while we may be able to claim against the sellers on their indemnities to us for breach of contract or breach of the representations and warranties given by the sellers in respect of the entities acquired by us, there can be no assurance that our claims will succeed, or if they do, that we will be able to successfully enforce our claims against the sellers at a reasonable cost. Acquisitions and joint ventures also typically involve a number of other risks, including diversion of management’s attention, legal liabilities and the need to amortize acquired intangible assets, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We recorded a significant impairment charge to our earnings in fiscal 2017 and may be required to record another significant charge to earnings in the future when we review our goodwill, intangible or other assets for potential impairment.

As at June 30, 2017, we had goodwill and intangible assets of approximately $229.1 million, which primarily resulted from our acquisitions of HealthHelp, Denali and Value Edge. Under IFRS, we are required to review our goodwill, intangibles or other assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. In addition, goodwill, intangible or other assets with indefinite lives are required to be tested for impairment at least annually. For example, during the fourth quarter of fiscal 2017, proposed changes to the laws of the UK governing personal injury claims generated uncertainty regarding the future earnings trajectory of our legal services business in our WNS Auto Claims BPM segment, as a result of which we expect that we will eventually exit from providing legal services in relation to personal injury claims. We have also experienced a decrease in volume of and loss of business from certain clients of our traditional repair services in our WNS Auto Claims BPM segment. As a result, we expect the future performance of our WNS Auto Claims BPM segment to decline significantly and we have therefore significantly reduced our financial projections and estimates of our WNS Auto Claims BPM segment. We performed an impairment review of the goodwill associated with the companies we had acquired for our auto claims business and recorded an impairment charge of $21.7 million to our results of operations for fiscal 2017. See also “—The international nature of our business exposes us to several risks, such as significant currency fluctuations and unexpected changes in the regulatory requirements of multiple jurisdictions.” We may be required to record further impairment charges to our goodwill and intangible assets associated with other acquisitions in the future. For example, of the total $229.1 million in goodwill and intangible assets we had as at June 30, 2017, $102.2 million pertains to our acquisition of HealthHelp in fiscal 2017. This goodwill and intangible assets associated with our acquisition of HealthHelp is primarily attributable to HealthHelp’s expected business from one client. Pricing of services to this client will be due for renegotiation in fiscal 2019. There is no assurance that the pricing terms will be renewed on terms acceptable to us. If there is a significant decline in the prices charged for services to this client or a decrease in the volume of business from this client, we may be required to review our goodwill and intangible assets for impairment and record a further impairment charge. Further, if, for example, the research and analytics industry experiences a significant decline in business and we determine that we will not be able to achieve the cash flows that we had expected from our acquisitions of Marketics Technologies (India) Private Limited (“Marketics”) and Value Edge, we may have to record an impairment of all or a portion of the goodwill or intangible assets relating to those acquisitions. Any further impairment to our goodwill or intangible assets may have a significant adverse impact on our results of operations.

We are incorporated in Jersey, Channel Islands and are subject to Jersey rules and regulations. If the tax benefits enjoyed by our company are withdrawn or changed, we may be liable for higher tax, thereby reducing our profitability.

As a company incorporated in Jersey, Channel Islands, we are currently subject to no Jersey income tax. Although we continue to enjoy the benefits of the Jersey business tax regime, if Jersey tax laws change or the tax benefits we enjoy are otherwise withdrawn or changed, we may become liable for higher tax, thereby reducing our profitability.

Risks Related to Key Delivery Locations

A substantial portion of our assets and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

Our primary operating subsidiary, WNS Global Services Private Limited (“WNS Global”), is incorporated in India, and a substantial portion of our assets and employees are located in India. The Government of India, however, has exercised and continues to exercise significant influence over many aspects of the Indian economy. The Government of India has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in specified sectors of the economy, including the business process management industry. Those programs that have benefited us include tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. We cannot assure you that such liberalization policies will continue. The Government of India may also enact new tax legislation or amend the existing legislation that could impact the way we are taxed in the future. For more information, see “ —New tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.” Other legislation passed by the Government of India may also impact our business. For example, in December 2015, the Government of India amended the Payment of Bonus Act, 1965, which mandated increased employee bonus amounts for certain wage categories, effective retroactively from April 1, 2014. As a result, our wage costs in India have increased. Our financial performance and the market price of our ADSs may be adversely affected by changes in inflation, exchange rates and controls, interest rates, Government of India policies (including taxation regulations and policies), social stability or other political, economic or diplomatic developments affecting India in the future.

India has witnessed communal clashes in the past. Although such clashes in India have, in the recent past, been sporadic and have been contained within reasonably short periods of time, any such civil disturbance in the future could result in disruptions in transportation or communication networks, as well as have adverse implications for general economic conditions in India. Such events could have a material adverse effect on our business, the value of our ADSs and your investment in our ADSs.

The results of the United Kingdom’s referendum on withdrawal from the European Union may have a negative effect on our operations in the United Kingdom and European Union.

We have operations in the United Kingdom, Romania and Poland. In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum. The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last at least two years after the government of the United Kingdom formally initiated a withdrawal process on March 29, 2017. The referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, including with respect to the laws and regulations that will apply as the United Kingdom determines which European Union-derived laws to replace or replicate in the event of a withdrawal. The referendum has also given rise to calls for the governments of other European Union member states to consider withdrawal. Any of these events may have an adverse effect on our operations in the United Kingdom and the European Union, the value of our ADSs and your investment in our ADSs.

Our business in South Africa is evaluated for compliance with the South African government’s Broad-Based Black Economic Empowerment (“BBBEE”) legislation. Failure to maintain a minimum BBBEE rating would result in a loss of certain government grants, and may also result in us losing certain business opportunities or clients imposing contractual penalties on us.

Our business in South Africa is evaluated for compliance with the South African government’s BBBEE legislation against a BBBEE scorecard, based on various criteria. South African government grants are available to businesses that meet specified conditions, including achieving a specified minimum BBBEE rating. Additionally, many South African companies require their service providers to maintain a minimum BBBEE rating, and many of our South African client contracts contain clauses that allow our clients to terminate their contracts with us or impose specified penalties on us if we do not maintain a minimum BBBEE rating.

New BBBEE criteria became effective for us from March 2017, according to which an entity receives a new compliance rating from the BBBEE rating agency. Under these new criteria, our rating based on our previous structure and practices would have dropped and we would have been required contractually to improve our rating. We developed a plan to achieve or improve our current rating by the BBBEE verification audit for period ended March 31, 2017 in May 2017. This plan included, among other measures, divesting some of our interests in our South Africa subsidiary to address the criterion relating to the percentage of ownership of an entity by “black people” (as defined under the applicable legislation). We achieved the required rating in our BBBEE verification audit in May 2017 on the basis of the steps taken to comply with the new BBBEE criteria which is valid until May 2018. However, there is no assurance that we will successfully maintain our existing BBBEE rating under the new criteria in our next annual BBBEE verification audit by the BBBEE rating agency, or at all. If we fail to achieve the required minimum BBBEE rating, we will cease to be eligible for government grants, will be disqualified from bidding for certain business, and our clients may terminate their contracts with us or impose penalties on us. These outcomes would have an adverse effect on our business, results of operations, financial condition and cash flows.

If the tax benefits and other incentives that we currently enjoy are reduced or withdrawn or not available for any other reason, our financial condition would be negatively affected.

We have benefitted from, and continue to benefit from, certain tax holidays and exemptions in various jurisdictions in which we have operations.

In the three months ended June 2017, fiscal 2017 and 2016, our tax rate in India, the Philippines and Sri Lanka impacted our effective tax rate. We would have incurred approximately $1.9 million, $5.2 million and $5.0 million in additional income tax expense on our combined operations in our SEZ operations in India, the Philippines and Sri Lanka for three months ended June 2017, fiscal 2017 and 2016, respectively, if the tax holidays and exemptions as described below had not been available for the respective periods.

We expect our tax rate in India, the Philippines and Sri Lanka to continue to impact our effective tax rate. Our effective tax rate in India may be impacted by the reduction in the tax exemption enjoyed by our operating units under the SEZ scheme.

For example, in the past, the majority of our Indian operations were eligible to claim income tax exemption with respect to profits earned from export revenue from operating units registered under the Software Technology Parks of India (“STPI”). The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our STPI operations in India became subject to the prevailing annual tax rate, which is currently 34.61%.

When any of our tax holidays or exemptions expire or terminate, or if the applicable government withdraws or reduces the benefits of a tax holiday or exemption that we enjoy, our tax expense may materially increase and this increase may have a material impact on our results of operations. The applicable tax authorities may also disallow deductions claimed by us and assess additional taxable income on us in connection with their review of our tax returns.

New tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.

The Government of India may enact new tax legislation that could impact the way we are taxed in the future. For example, the Government of India has clarified that, with retrospective effect from April 1, 1962, any income accruing or arising directly or indirectly through the transfer of capital assets situated in India will be taxable in India. If any of our transactions are deemed to involve the direct or indirect transfer of a capital asset located in India, such transactions could be investigated by the Indian tax authorities, which could lead to the issuance of tax assessment orders and a material increase in our tax liability. For example, we received requests for information from, and are in discussions with, the relevant income tax authority in India relating to our acquisition in July 2008 from Aviva of all the shares of Aviva Global, which owned subsidiaries with assets in India and Sri Lanka. The Government of India has issued guidelines on General Anti Avoidance Rule (the “GAAR”), which came into effect on April 1, 2017, and which is intended to curb sophisticated tax avoidance. Under the GAAR, a business arrangement will be deemed an “impermissible avoidance arrangement” if the main purpose of the arrangement is to obtain tax benefits. Although the full implications of the GAAR are presently still unclear, if we are deemed to have violated any of its provisions, we may face an increase to our tax liability. However, we do not expect any adverse impact on account of the GAAR.

The Government of India, the US or other jurisdictions where we have a presence could enact new tax legislation which would have a material adverse effect on our business, results of operations and financial condition. In addition, our ability to repatriate surplus earnings from our delivery centers in a tax-efficient manner is dependent upon interpretations of local laws, possible changes in such laws and the renegotiation of existing double tax avoidance treaties. Changes to any of these may adversely affect our overall tax rate, or the cost of our services to our clients, which would have a material adverse effect on our business, results of operations and financial condition.

We are subject to transfer pricing and other tax related regulations and any determination that we have failed to comply with them could materially adversely affect our profitability.

Transfer pricing regulations to which we are subject require that any international transaction among our company and its subsidiaries, or the WNS group enterprises, be on arm’s-length terms. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arm’s-length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. We have signed an advance pricing agreement with the Government of India providing for the agreement on transfer pricing matters over certain transactions covered thereunder for a period of five years starting from April 2013.

We may be required to pay additional taxes in connection with audits by the tax authorities.

From time to time, we receive orders of assessment from Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2004 through fiscal 2013 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated ₹2,378.5 million ($36.8 million based on the exchange rate on June 30, 2017) in additional taxes, including interest of ₹884.8 million ($13.7 million based on the exchange rate on June 30, 2017).

These orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global or WNS Business Consulting Services Private Limited (“WNS BCS”), each of which is one of our Indian subsidiaries, as the case may be, and our other wholly-owned subsidiaries were not on arm’s-length terms, disallow a tax holiday benefit claimed by us, deny the set-off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global or WNS BCS, as the case may be. As at June 30, 2017 we have provided a tax reserve of ₹806.2 million ($12.5 million based on the exchange rate on June 30, 2017) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities. For more details on these assessments, see “Part I — Item 5 – Operating and Financial Review and Prospects—Tax Assessment Orders” of our annual report on Form 20-F for our fiscal year ended March 31, 2017.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by first level appellate authorities, vacating tax demands of ₹2,906.3 million ($45.0 million based on the exchange rate on June 30, 2017) in additional taxes, including interest of ₹897.5 million ($13.9 million based on the exchange rate on June 30, 2017). The income tax authorities have filed appeals against these orders at higher appellate authorities.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited a portion of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at June 30, 2017, corporate tax returns for fiscal years 2014 (for certain legal entities) and thereafter remain subject to examination by tax authorities in India.

After consultation with our Indian tax advisors and based on the facts of these cases, certain legal opinions from counsel, the nature of the tax authorities’ disallowances and the orders from first level appellate authorities deciding similar issues in our favor in respect of assessment orders for earlier fiscal years, we believe these orders are unlikely to be sustained at the higher appellate authorities and we intend to vigorously dispute the orders of assessment.

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of ₹348.1 million ($5.4 million based on the exchange rate on June 30, 2017) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In response to an appeal filed by us with the appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to the lower tax authorities to be adjudicated afresh. Based on consultations with our Indian tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

In 2016, we also received an assessment order from the Sri Lankan Tax Authority, demanding payment of LKR 25.2 million ($0.2 million based on the exchange rate on June 30, 2017) in connection with the review of our tax return for fiscal year 2012. The assessment order challenges the tax exemption that we have claimed for export business. We have filed an appeal against the assessment order with the Sri Lankan Tax Appeal Commission in this regard. Based on consultations with our tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future.

Terrorist attacks and other acts of violence involving India or its neighboring countries could adversely affect our operations, resulting in a loss of client confidence and materially adversely affecting our business, results of operations, financial condition and cash flows.

Terrorist attacks and other acts of violence or war involving India or its neighboring countries may adversely affect worldwide financial markets and could potentially lead to economic recession, which could adversely affect our business, results of operations, financial condition and cash flows. South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including India and Pakistan. In previous years, military confrontations between India and Pakistan have occurred in the region of Kashmir and along the India/Pakistan border. There have also been incidents in and near India, such as the bombings of the Taj Mahal Hotel and Oberoi Hotel in Mumbai in 2008, a terrorist attack on the Indian Parliament, troop mobilizations along the India/Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk. Such political tensions could similarly create a perception that there is a risk of disruption of services provided by India-based companies, which could have a material adverse effect on the market for our services. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations.

Restrictions on entry visas may affect our ability to compete for and provide services to clients in the US and the UK, which could have a material adverse effect on future revenue.

The vast majority of our employees are Indian nationals. The ability of some of our executives to work with and meet our European and North American clients and our clients from other countries depends on the ability of our senior managers and employees to obtain the necessary visas and entry permits. In response to previous terrorist attacks and global unrest, US and European immigration authorities have sharply increased the level of scrutiny in granting visas. Immigration laws in those countries may also require us to meet certain other legal requirements as a condition to obtaining or maintaining entry visas. These restrictions have significantly lengthened the time requirements to obtain visas for our personnel, which has in the past resulted, and may continue to result, in delays in the ability of our personnel to meet with our clients. In addition, immigration laws are subject to legislative change and varying standards of application and enforcement due to political forces, economic conditions or other events, including terrorist attacks. We cannot predict the political or economic events that could affect immigration laws or any restrictive impact those events could have on obtaining or monitoring entry visas for our personnel. If we are unable to obtain the necessary visas for personnel who need to visit our clients’ sites or, if such visas are delayed, we may not be able to provide services to our clients or to continue to provide services on a timely basis, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

If more stringent labor laws become applicable to us, our profitability may be adversely affected.

India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for dispute resolution and employee removal and legislation that imposes financial obligations on employers upon retrenchment. Though we are exempt from a number of these labor laws at present, there can be no assurance that such laws will not become applicable to the business process management industry in India in the future. In addition, our employees may in the future form unions. If these labor laws become applicable to our workers or if our employees unionize, it may become difficult for us to maintain flexible human resource policies, discharge employees or downsize, and our profitability may be adversely affected.

Most of our delivery centers operate on leasehold property and our inability to renew our leases on commercially acceptable terms or at all may adversely affect our results of operations.

Most of our delivery centers operate on leasehold property. Our leases are subject to renewal and we may be unable to renew such leases on commercially acceptable terms or at all. Our inability to renew our leases, or a renewal of our leases with a rental rate higher than the prevailing rate under the applicable lease prior to expiration, may have an adverse impact on our operations, including disrupting our operations or increasing our cost of operations. In addition, in the event of non-renewal of our leases, we may be unable to locate suitable replacement properties for our delivery centers or we may experience delays in relocation that could lead to a disruption in our operations. Any disruption in our operations could have an adverse effect on our results of operation.

Risks Related to our ADSs

Substantial future sales of our shares or ADSs in the public market could cause our ADS price to fall.

Sales by us or our shareholders of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate or to pay for acquisitions using our equity securities. As at June 30, 2017, we had 50,548,955 ordinary shares (excluding 3,300,000 treasury shares) outstanding, including 50,309,320 shares represented by 50,309,320 ADSs. In addition, as at June 30, 2017, a total of 3,918,632 ordinary shares or ADSs are issuable upon the exercise or vesting of options and restricted share units (“RSUs”) outstanding under our Third Amended and Restated 2006 Incentive Award Plan and our 2016 Incentive Award Plan. All ADSs are freely transferable, except that ADSs owned by our affiliates may only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). The remaining ordinary shares outstanding may also only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological developments;

•	regulatory developments in our target markets affecting us, our clients or our competitors;

•	actual or anticipated fluctuations in our operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other companies engaged in business process management;

•	addition or loss of executive officers or key employees;

•	sales or expected sales of additional shares or ADSs;

•	loss of one or more significant clients; and

•	a change in control, or possible change of control, of our company.

In addition, securities markets generally and from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

We may not be able to pay any dividends on our shares and ADSs.

We have never declared or paid any dividends on our ordinary shares. We cannot give any assurance that we will declare dividends of any amount, at any rate or at all. Because we are a holding company, we rely principally on dividends, if any, paid by our subsidiaries to us to fund our dividend payments, if any, to our shareholders. Any limitation on the ability of our subsidiaries to pay dividends to us could have a material adverse effect on our ability to pay dividends to you.

Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends and any other factors our Board of Directors deems relevant at the time.

Subject to the provisions of the Companies (Jersey) Law 1991 (the “1991 Law”) and our Articles of Association, we may by ordinary resolution declare annual dividends to be paid to our shareholders according to their respective rights and interests in our distributable reserves. Any dividends we may declare must not exceed the amount recommended by our Board of Directors. Our board may also declare and pay an interim dividend or dividends, including a dividend payable at a fixed rate, if paying an interim dividend or dividends appears to the Board to be justified by our distributable reserves. We can only declare dividends if our directors who are to authorize the distribution make a prior statement that, having made full enquiry into our affairs and prospects, they have formed the opinion that:

•	immediately following the date on which the distribution is proposed to be made, we will be able to discharge our liabilities as they fall due; and

•	having regard to our prospects and to the intentions of our directors with respect to the management of our business and to the amount and character of the financial resources that will in their view be available to us, we will be able to continue to carry on business and we will be able to discharge our liabilities as they fall due until the expiry of the period of 12 months immediately following the date on which the distribution is proposed to be made or until we are dissolved under Article 150 of the 1991 Law, whichever first occurs.

Subject to the deposit agreement governing the issuance of our ADSs, holders of ADSs will be entitled to receive dividends paid on the ordinary shares represented by such ADSs. See “ — Risks Related to Our Business — We, from time to time, enter into agreements for credit facilities, which may impose operating and financial restrictions on us and our subsidiaries.”

Holders of ADSs may be restricted in their ability to exercise voting rights.

At our request, the depositary of the ADSs will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the ordinary shares represented by ADSs. If the depositary timely receives voting instructions from you, it will endeavor to vote the ordinary shares represented by your ADSs in accordance with such voting instructions. However, the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the ordinary shares on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Ordinary shares for which no voting instructions have been received will not be voted.

As a foreign private issuer, we are not subject to the proxy rules of the Commission, which regulate the form and content of solicitations by US-based issuers of proxies from their shareholders. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the Commission’s proxy rules.

Holders of ADSs may be subject to limitations on transfers of their ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems necessary or advisable in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when the transfer books of the depositary are closed, or at any time or from time to time if we or the depositary deem it necessary or advisable to do so because of any requirement of law or of any government or governmental body or commission or any securities exchange on which the American Depositary Receipts or our ordinary shares are listed, or under any provision of the deposit agreement or provisions of or governing the deposited shares, or any meeting of our shareholders, or for any other reason.

Holders of ADSs may not be able to participate in rights offerings or elect to receive share dividends and may experience dilution of their holdings, and the sale, deposit, cancellation and transfer of our ADSs issued after exercise of rights may be restricted.

If we offer our shareholders any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to them after consultation with us. We cannot make rights available to holders of our ADSs in the US unless we register the rights and the securities to which the rights relate under the Securities Act, or an exemption from the registration requirements is available. In addition, under the deposit agreement, the depositary will not distribute rights to holders of our ADSs unless we have requested that such rights be made available to them and the depositary has determined that such distribution of rights is lawful and reasonably practicable. We can give no assurance that we can establish an exemption from the registration requirements under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution of your holdings as a result. The depositary may allow rights that are not distributed or sold to lapse. In that case, holders of our ADSs will receive no value for them. In addition, US securities laws may restrict the sale, deposit, cancellation and transfer of ADSs issued after exercise of rights.

We may be classified as a passive foreign investment company, which could result in adverse US federal income tax consequences to US Holders of our ADSs or ordinary shares.

Based on our financial statements and relevant market and shareholder data, we believe that we should not be treated as a passive foreign investment company for US federal income tax purposes (“PFIC”) with respect to our most recently closed taxable year. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that we will not be a PFIC for any taxable year. A non-US corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a US Holder (as defined in “Part I — Item 10. Additional Information — E. Taxation — US Federal Income Taxation”) holds an ADS or ordinary share, certain adverse US federal income tax consequences could apply to such US Holder.

Our share repurchase program could affect the price of our ADSs.

Our Board of Directors and shareholders have authorized the repurchase of up to 3.3 million of our ADSs, each representing one ordinary share, at a price range of $10 to $50 per ADS, in the open market from time to time over the next thirty-six (36) months from the date of our shareholders’ approval on March 16, 2016. As at June 30, 2017, we have repurchased 2.2 million of our ADSs pursuant to our current repurchase program. Any repurchases pursuant to our repurchase program could affect the price of our ADSs and increase its volatility. The existence of a repurchase program could also cause the price of our ADSs to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity of our ADSs. There can be no assurance that any repurchases will enhance shareholder value because the market price of our ADSs may decline below the levels at which we repurchase any ADSs. In addition, although our repurchase program is intended to enhance long-term shareholder value, short-term price fluctuations in our ADSs could reduce the program’s effectiveness. Significant changes in the price of our ADSs and our ability to fund our proposed repurchase program with cash on hand could impact our ability to repurchase ADSs. The timing and amount of future repurchases is dependent on our cash flows from operations, available cash on hand and the market price of our ADSs. Furthermore, the program does not obligate our Company to repurchase any dollar amount or number of ADSs and may be suspended or discontinued at any time, and any suspension or discontinuation could cause the market price of our ADSs to decline.

We have certain anti-takeover provisions in our Articles of Association that may discourage a change in control.

Our Articles of Association contain anti-takeover provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors. These provisions include:

•	a classified Board of Directors with staggered three-year terms; and

•	the ability of our Board of Directors to determine the rights, preferences and privileges of our preferred shares and to issue the preferred shares without shareholder approval, which could be exercised by our Board of Directors to increase the number of outstanding shares and prevent or delay a takeover attempt.

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

It may be difficult for you to effect service of process and enforce legal judgments against us or our affiliates.

We are incorporated in Jersey, Channel Islands, and our primary operating subsidiary, WNS Global, is incorporated in India. A majority of our directors and senior executives are not residents of the US and virtually all of our assets and the assets of those persons are located outside the US. As a result, it may not be possible for you to effect service of process within the US upon those persons or us. In addition, you may be unable to enforce judgments obtained in courts of the US against those persons outside the jurisdiction of their residence, including judgments predicated solely upon the securities laws of the US.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2017

WNS (HOLDINGS) LIMITED

By:	/s/ Sanjay Puria
Name:	Sanjay Puria
Title:	Group Chief Financial Officer